# UNITED STATES

# SECURITIES AND EXCHANGE COMMISSION

### WASHINGTON, D.C. 20549

_____

## SCHEDULE 14A

### Proxy Statement Pursuant to Section 14(a) of
### the Securities Exchange Act of 1934

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# The Travelers Companies, Inc.

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**NOTICE OF**
**2026 ANNUAL MEETING OF SHAREHOLDERS & PROXY STATEMENT**
THE TRAVELERS COMPANIES, INC.



485 Lexington Avenue
New York, New York
10017

April 7, 2026



# Dear Shareholders:

Please join us for The Travelers Companies, Inc. Annual Meeting of Shareholders on Wednesday, May 20, 2026, at 9:00 a.m. (Eastern Daylight Time) at the Hartford Marriott Downtown, 200 Columbus Boulevard, Hartford, Connecticut 06103.

Attached to this letter are a Notice of Annual Meeting of Shareholders and Proxy Statement, which describe the business to be conducted at the meeting.

At this year's meeting, you will be asked to:

- Elect the eight director nominees listed in the Proxy Statement;
- Ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2026;
- Consider a non-binding vote to approve executive compensation;
- Approve an amendment to The Travelers Companies, Inc. Amended and Restated 2023 Stock Incentive Plan;
- Consider two shareholder proposals, if presented at the Annual Meeting; and
- Consider such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

The Board of Directors recommends that you vote FOR each of the nominees listed in the Proxy Statement, FOR the ratification of KPMG LLP, FOR the non-binding vote to approve executive compensation, FOR the amendment to The Travelers Companies, Inc. Amended and Restated 2023 Stock Incentive Plan and AGAINST each of the shareholder proposals described in the Proxy Statement.

Your vote is important. Whether you own a few shares or many, and whether or not you plan to attend the Annual Meeting in person, it is important that your shares be represented and voted at the meeting. You may vote your shares by proxy on the Internet, by telephone, or by completing a paper proxy card and returning it by mail. You may also vote in person at the Annual Meeting.

Thank you for your continued support of Travelers.

Sincerely,

**Alan D. Schnitzer**
Chairman and Chief Executive Officer

# Notice of Annual Meeting of Shareholders

## Items of Business

| | Board Vote Recommendation |
|---|---|
| Elect the eight director nominees listed in the Proxy Statement. |  **FOR** each director nominee |
| Ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2026. | **FOR** |
| Consider a non-binding vote to approve executive compensation. | **FOR** |
| Approve an amendment to The Travelers Companies, Inc. Amended and Restated 2023 Stock Incentive Plan. | **FOR** |
| Consider two shareholder proposals, if presented at the Annual Meeting. | **AGAINST** |

## Voting by Proxy

To ensure your shares are voted, you may vote your shares by proxy on the Internet, by telephone or by completing a paper proxy card and returning it by mail. Internet and telephone voting procedures are described in the General Information About the Meeting section of the Proxy Statement and on the proxy card.

Shareholders will also consider such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

By Order of the Board of Directors,

**Wendy C. Skjerven**
Corporate Secretary

> **\*As part of our precautions for circumstances that could arise, we are planning for the possibility that the Annual Meeting may be held virtually over the Internet. If we take this step, we will announce the decision in advance, and details on how to participate will be available on our website at *www.travelers.com* under the "Investors" heading.**

## Advance Voting Deadlines

If you are a shareholder of record or hold shares through a broker or bank and are voting by proxy, your vote must be received by 11:59 p.m. (Eastern Daylight Time) on May 19, 2026, to be counted.

If you hold shares through Travelers' 401(k) Savings Plan, your vote must be received by 11:59 p.m. (Eastern Daylight Time) on May 18, 2026, to be counted. Those votes cannot be changed or revoked after that time, and those shares cannot be voted in person at the Annual Meeting.

This Notice of Annual Meeting and the accompanying Proxy Statement are being distributed or made available, as the case may be, on or about April 7, 2026.

## Logistics



**DATE AND TIME**
May 20, 2026
9:00 a.m. (Eastern Daylight Time)



**LOCATION\***
Hartford Marriott Downtown
200 Columbus Boulevard
Hartford, Connecticut 06103



**WHO CAN VOTE — RECORD DATE**
You may vote your shares if you were a shareholder of record or held shares through Travelers' 401(k) Savings Plan or through a broker or nominee at the close of business on March 23, 2026. Shares held of record or through a broker or nominee may be voted in person at the Annual Meeting to be held on May 20, 2026 (the "Annual Meeting").

## Advance Voting Methods



**INTERNET**
**www.proxyvote.com**
You will need the 16-digit number included on your Notice or on your proxy card.



**TELEPHONE**
(800) 690-6903
You will need the 16-digit number included on your Notice or on your proxy card.



**MAIL**
Mark, sign, date and promptly mail your proxy card in the postage-paid envelope, if you have received paper materials.

# Table of Contents

---

**WHERE TO OBTAIN FURTHER INFORMATION**

We make available, free of charge on our website, all of our filings that are made electronically with the Securities and Exchange Commission ("SEC"), including Forms 10-K, 10-Q and 8-K. To access these filings, go to our website at *www.travelers.com* and click on "SEC Filings" under "Financial Information" under the "Investors" heading. Copies of our Annual Report on Form 10-K for the year ended December 31, 2025, including financial statements and schedules thereto, filed with the SEC, are also available without charge to shareholders upon written request addressed to:

Corporate Secretary
The Travelers Companies, Inc.
485 Lexington Avenue
New York, NY 10017

This Proxy Statement includes several website addresses and references to additional materials found on those websites. These websites and materials are not incorporated by reference herein.

# Proxy Statement Summary

This summary highlights certain information contained in this Proxy Statement, but does not contain all of the information you should consider when voting your shares. Please read the entire Proxy Statement carefully before voting.

| ITEM 1 | Election of Directors |  Your Board recommends a vote **FOR** each director nominee. |
| --- | --- | --- |
| | |  See Page 7 |

## Director Nominees



**Russell G. Golden** INDEPENDENT
Chairman of Financial Accounting Standards Board (retired)

**Committees:** Audit (Chair), Executive, Risk
**Director Since:** 2023



**Todd C. Schermerhorn** INDEPENDENT
Senior Vice President and Chief Financial Officer of C. R. Bard, Inc. (retired)
Lead Director

**Committees:** Audit, Executive, Risk (Chair)
**Director Since:** 2016



**Thomas B. Leonardi** INDEPENDENT
Executive Vice President of American International Group, Inc. and Vice Chairman of AIG Life Holdings, Inc. (retired)

**Committees:** Compensation, Executive, Investment and Capital Markets, Nominating and Governance (Chair)
**Director Since:** 2021



**Alan D. Schnitzer**
Chairman and Chief Executive Officer of Travelers

**Committees:** Executive (Chair)
**Director Since:** 2015



**Clarence Otis Jr.** INDEPENDENT
Chairman and Chief Executive Officer of Darden Restaurants, Inc. (retired)

**Committees:** Compensation (Chair), Executive, Investment and Capital Markets, Nominating and Governance
**Director Since:** 2017



**Bridget van Kralingen** INDEPENDENT
Senior Partner, Motive Partners

**Committees:** Audit, Risk
**Director Since:** 2022



**Elizabeth E. Robinson** INDEPENDENT
Global Treasurer of The Goldman Sachs Group, Inc. (retired)

**Committees:** Compensation, Executive, Investment and Capital Markets (Chair), Nominating and Governance
**Director Since:** 2020



**David S. Williams** INDEPENDENT
Principal, Deloitte LLP (retired)

**Committees:** Audit, Risk
**Director Since:** 2024

The nominees represent a broad range of expertise, experience, viewpoints and backgrounds, as well as a mix of tenure of service on the Board.



**INDEPENDENCE**
**7 of 8**

Non-Independent
1

Independent
7

**AGE**
**~63 years** average

Over 70 yrs.
1

Under 60 yrs.
2

60-70 yrs.
5

**TENURE**
**~6 years** average

5-11 yrs.
4

<5 yrs.
4

**DIVERSITY**
**50% diverse**

Women
2

Racially/
Ethnically
Diverse
2

For a discussion of the specific considerations with respect to these nominees, see "Director Nominations—Specific Considerations Regarding the 2026 Nominees" on page 18.

# Corporate Governance Highlights

The Board of Directors (the "Board") of The Travelers Companies, Inc. (the "Company") is committed to high standards of corporate governance. Highlights include:

| Board Composition and Accountability | • All committees other than the Executive Committee are comprised solely of independent directors <br> • Engaged independent Lead Director <br> • Regular executive sessions of independent directors | • Active risk oversight <br> • Director education on matters relevant to the Company, its business plan and risk profile <br> • Annual Board evaluations |
|---|---|---|
| Shareholder Rights | • Annually elected directors <br> • Majority voting standard for director elections <br> • Single voting class | • Proxy access <br> • No poison pill |
| Board Compensation | • Robust director stock ownership guidelines <br> • Non-employee directors currently receive more than 50% of their annual board and committee compensation in the form of deferred stock units that are not distributed until at least six months following termination of a director's service | • Biennial review to assess the appropriateness of the Director Compensation Program |

| ITEM **2** | **Ratification of Independent Registered Public Accounting Firm** |  Your Board recommends a vote **FOR** this Item.<br><br> See Page 29 |
|---|---|---|

| ITEM **3** | **Non-Binding Vote to Approve Executive Compensation** |  Your Board recommends a vote **FOR** this Item.<br><br> See Page 31 |
|---|---|---|

## Executive Compensation Highlights

With our pay-for-performance philosophy and compensation objectives as our guiding principles, we deliver annual executive compensation through the following elements:

|  | Element |  | CEO Compensation Mix | Other NEOs |
|---|---|---|---|---|
| **FIXED** | **Base Salary** Page 44 | • Base salaries are appropriately aligned with Compensation Comparison Group. | 5% | 11% |
| **PERFORMANCE-BASED CASH** | **Annual Cash Bonus** Page 45 | • The Compensation Committee evaluates a broad range of financial and non-financial metrics in awarding performance-based incentives.<br><br>• Core return on equity is a principal factor in the Committee's evaluation of the Company's performance. The Committee also considers other metrics, including core income and core income per diluted share, and the metrics that contribute to those results. | 32% | 49% |
| **PERFORMANCE-BASED EQUITY** | **Long-Term Stock Incentives** Page 52 | • Annual awards of stock-based compensation are typically in the form of stock options and performance shares. Because our performance shares only vest if specified performance thresholds are met, and because stock options provide value only if our stock price appreciates, the Compensation Committee believes that such compensation is all performance-based.<br><br>• The mix of long-term incentives for the CEO and other named executive officers is 60% performance shares and 40% stock options, based on the grant date value of the awards. | 63% | 40% |

The Compensation Committee has adopted the following practices, among others:



## What We DO

✔ Provide for a cap on the maximum cash bonus opportunity for all of our named executive officers

✔ Maintain a robust share ownership requirement

✔ Maintain clawback policies giving us the ability to recover incentive awards from our executive officers

✔ Prohibit hedging transactions as specified in our securities trading policy

✔ Prohibit pledging shares without the consent of the Company (no pledges have been made)

✔ Engage in extensive outreach and maintain a regular dialogue with shareholders relating to the Company's governance, compensation and sustainability practices

✔ Engage an independent consultant that works directly for the Compensation Committee and does not work for management



## What We DON'T Do

✖ No excise tax "gross-up" payments in the event of a change in control

✖ No tax "gross-up" payments on perquisites for named executive officers

✖ No repricing of stock options and no buy-out of underwater options

✖ No excessive or unusual perquisites

✖ No dividends or dividend equivalents paid on unvested performance shares

✖ No above-market returns provided for in deferred compensation plans

✖ No guaranteed equity awards or bonuses for named executive officers

---

**ITEM 4**

## Amendment to The Travelers Companies, Inc. Amended and Restated 2023 Stock Incentive Plan

 Your Board recommends a vote **FOR** this Item.

See Page 75

---

- The Amendment would increase the number of shares authorized for issuance under our Amended and Restated 2023 Stock Incentive Plan (the "2023 Stock Incentive Plan") by 5,000,000 shares. We currently expect that the additional shares we are seeking will cover our equity compensation program needs for at least three years, based on our historical grant practices and the recent market price of our stock.

- The 2023 Stock Incentive Plan is a key element supporting our pay-for-performance compensation philosophy. Equity-based incentive compensation aligns the interests of our employees and our non-employee directors with those of our shareholders and reinforces a long-term perspective.

- Our average share usage rate over the last three years was less than 0.70%, and the potential dilution resulting from issuance of the requested shares, shares available for grant and shares subject to outstanding awards would be 7.55%.

---

**ITEMS 5-6**

## Shareholder Proposals

 Your Board recommends a vote **AGAINST** these Items.

See Pages 83–93

---

# Shareholder Engagement and Board Responsiveness

Travelers has long understood and valued the importance of a comprehensive shareholder outreach program to solicit investor feedback and perspectives on topics that are important to the Company and its shareholders. Since 2009, the Nominating and Governance Committee has overseen a comprehensive shareholder engagement program. Under this program, management reaches out to the Company's largest shareholders throughout the year to facilitate a dialogue with respect to the Company's financial results, corporate strategy, compensation practices, governance and sustainability matters. Management reports on the conversations with those investors to the Nominating and Governance Committee and, as appropriate, to the Compensation Committee.

Our shareholder engagement program continues to influence and inform the Company's policies, practices and disclosures. For example, in the past few years, based in part on investor input, the Company has taken the following actions:

| PRIOR YEARS | | MOST RECENT FIVE YEARS | | | |
| --- | --- | --- | --- | --- | --- |
| • Significantly enhanced disclosure regarding pay practices, board tenure and political contributions and lobbying activities<br><br>• Significantly enhanced disclosure regarding the Board's oversight of the Company's enterprise risk management program, including with respect to risks related to changing climate conditions<br><br>• Clarified the authority of the Board's independent Lead Director in the Company's Governance Guidelines | • Amended the Company's Nominating and Governance Committee charter to reference its oversight responsibilities, including with respect to political contributions, lobbying and charitable giving<br><br>• Began publishing comprehensive sustainability reports on an annual basis, including reports that generally align with SASB standards and TCFD recommendations<br><br>• Modified the Company's workforce diversity disclosure by disclosing its consolidated EEO-1 report | • Further enhanced disclosure regarding political contributions and lobbying activities<br><br>• Adopted a new policy related to the underwriting of, and investment in, coal/oil sands<br><br>• Significantly enhanced the Company's TCFD Report, including by disclosing the results of climate scenario analyses conducted by independent, third-party firms with respect to the Company's investment portfolio and certain aspects of its underwriting portfolio | • Significantly enhanced the disclosures in the Company's TCFD Report with respect to the Company's underwriting and investment portfolios<br><br>• Fully implemented a shareholder proposal relating to lobbying by providing trade association disclosure<br><br>• Amended the Company's executive stock ownership policy | • Provided additional disclosure regarding the composition of the Company's investment portfolio, including a quantification of greenhouse gas emissions for a portion of the portfolio where data is available<br><br>• Provided enhanced disclosure with respect to the composition of the Company's business mix as it relates to the energy industry<br><br>• Significantly enhanced disclosure regarding the Company's robust governance and controls relating to underwriting and pricing | • Implemented a relative total shareholder return modifier to the Company's performance share awards<br><br>• Implemented a cap on the maximum cash bonus opportunity applicable to all the Company's named executive officers |

The Company has continued to take an integrated approach to its shareholder engagement efforts, including with respect to its financial results, corporate strategy, compensation practices, governance and sustainability matters. We also seek additional opportunities to connect directly with our investors to discuss current and emerging trends and to hear investor feedback.

| | |
|---|---|
| **With whom we engage** | Each year, we seek to meet with our largest shareholders, reaching out to our top 50 shareholders, who typically represent more than 50% of the Company's outstanding shares. In 2025 and through the date of the filing of this proxy statement, we:<br><br>• engaged with shareholders representing approximately 48% of the Company's outstanding shares; and<br><br>• met with shareholders representing more than 36% of the Company's outstanding shares, including eight of our top 10 shareholders, with the other two indicating there was no need to meet, and 11 of our top 20 shareholders, with five indicating there was no need to meet. |
| **Our representatives** | Members of the Company's senior management and Board of Directors are made available to participate in our extensive engagements. In the past several years, participants from the Company's Board of Directors and senior management included, as appropriate, our:<br><br>• CEO and Chairman of the Board<br>• Chairman of the Compensation Committee<br>• Chairman of the Nominating and Governance Committee<br>• Chief Compliance Officer<br>• Chief Sustainability Officer<br><br>• Chief Underwriting Officer<br>• Corporate Secretary<br>• Independent Lead Director<br>• Senior Vice President, Investor Relations<br>• Vice Chairman and Chief Legal Officer |
| **Topics discussed** | Topics discussed have included, among others:<br><br>• board composition and refreshment;<br>• our comprehensive climate strategy and the board's oversight of that strategy;<br>• our deliberate risk/reward approach to underwriting;<br>• our investment philosophy that focuses on stable and appropriate risk-adjusted returns;<br><br>• our executive compensation program;<br>• the robust governance, processes and controls we have in place with respect to underwriting and pricing and the use of artificial intelligence;<br>• our long-term approach to human capital management; and<br>• our unique corporate culture. |



**ITEM 1**

# Election of Directors



Your Board recommends you vote **FOR** the election of all director nominees.

There are currently 10 members of the Board. On February 4, 2026, the Board, upon recommendation of its Nominating and Governance Committee, unanimously nominated the eight directors listed below for re-election to the Board at the Annual Meeting. Current directors Rafael Santana and Laurie Thomsen each notified the Board that they will not stand for re-election to the Board at the Annual Meeting. The decisions of Mr. Santana and of Ms. Thomsen were not due to any disagreement with the Company's management or the Board. Mr. Santana and Ms. Thomsen will each serve out the remainder of their terms, which will end at the Annual Meeting. The Company is grateful to Mr. Santana and Ms. Thomsen for their years of service on the Board.

The directors elected at the Annual Meeting will hold office until the 2027 annual meeting of shareholders and until their successors are duly elected and qualified. Unless otherwise instructed, the persons (the "proxyholders") named in the form of proxy card attached to this Proxy Statement, as filed with the SEC, intend to vote the proxies held by them for the election of the eight nominees named below. The proxies cannot be voted for more than eight candidates for director. The Board knows of no reason why these nominees would be unable or unwilling to serve, but if that would be the case, proxies received will be voted for the election of such other persons, if any, as the Board may designate.

# Nominees for Election of Directors



Director Since:
**2023**

Committees:
**Audit (Chair), Executive, Risk**

## Russell G. Golden INDEPENDENT

### BACKGROUND
Mr. Golden, age 55, served as Chairman of the Financial Accounting Standards Board ("FASB") from 2013 until his retirement in 2020. Mr. Golden joined the FASB in 2004 and served as Chair of its Emerging Issues Task Force from 2007 to 2010. Prior to joining the FASB, from 1992 to 2003, Mr. Golden served in various roles at Deloitte & Touche LLP, including as a partner. Mr. Golden currently serves as the Chairman of the PricewaterhouseCoopers Assurance Quality Advisory Committee and is a member of the faculty of the W.P. Carey School of Business at Arizona State University.

### NOMINATION CONSIDERATIONS
The Board and the Nominating and Governance Committee considered in particular Mr. Golden's experience as a leader of the U.S. accounting standards setting organization, experience as an audit partner of a registered public accounting firm and his significant experience and expertise in financial reporting, auditing, audit quality and sustainability disclosure.



Director Since:
**2021**

Committees:
**Compensation, Executive, Investment and Capital Markets, Nominating and Governance (Chair)**

## Thomas B. Leonardi INDEPENDENT

### BACKGROUND
Mr. Leonardi, age 72, served as Executive Vice President of American International Group, Inc., a global insurance and finance company, and Vice Chairman of AIG Life Holdings, Inc. (now known as Corebridge Financial) from November 2017 until his retirement in May 2020, where he was responsible for Government Affairs, Public Policy, Communications and Sustainability. From January 2015 to October 2017, he was a Senior Advisor to Evercore Inc., a global investment banking advisory firm. Previously, Mr. Leonardi was Commissioner of the Connecticut Insurance Department from February 2011 to December 2014. For 22 years prior to his appointment as Commissioner, he was Chairman and Chief Executive Officer of Northington Partners Inc., a venture capital and investment banking firm. Before Northington, he was head of the investment banking and venture capital divisions of Conning & Company and President of Beneficial Corporation's insurance subsidiaries. He began his career as a litigation attorney in Connecticut.

### OTHER BOARD SERVICE
Mr. Leonardi is a director of Athene Co-Invest Reinsurance Affiliate, Ltd. 1A and Athene Co-Invest Reinsurance Affiliate, Ltd. 2A.

### NOMINATION CONSIDERATIONS
The Board and the Nominating and Governance Committee considered in particular Mr. Leonardi's experience as an insurance commissioner and his significant experience and expertise in management, investments, finance, mergers and acquisitions and the insurance industry.



Director Since:
**2017**

Committees:
**Compensation (Chair), Executive, Investment and Capital Markets, Nominating and Governance**

# Clarence Otis Jr. INDEPENDENT

### BACKGROUND
Mr. Otis, age 69, served as Chairman and Chief Executive Officer of Darden Restaurants, Inc., the largest company-owned and operated full-service restaurant company in the world. He became Darden's Chief Executive Officer in 2004, assumed the additional role of Chairman in 2005 and served in both capacities until his retirement in 2014. Mr. Otis joined Darden Restaurants, Inc. in 1995 and served in various roles with Darden, including Vice President and Treasurer, and Senior Vice President and Chief Financial Officer.

### OTHER BOARD SERVICE
Mr. Otis is a director of Verizon Communications, Inc., VF Corporation and MFS Mutual Funds.

### NOMINATION CONSIDERATIONS
The Board and the Nominating and Governance Committee considered in particular Mr. Otis's experience as a public company CEO and his significant experience and expertise in operations, financial oversight and risk management.



Director Since:
**2020**

Committees:
**Compensation, Executive, Investment and Capital Markets (Chair), Nominating and Governance**

# Elizabeth E. Robinson INDEPENDENT

### BACKGROUND
Ms. Robinson, age 57, served as Global Treasurer, Partner and Managing Director of The Goldman Sachs Group, Inc., the global financial services company, from 2005 to 2015. Prior to that, she served in various roles within Corporate Treasury of The Goldman Sachs Group, Inc., including Americas Treasurer and Managing Director, and in the Financial Institutions Group within the Investment Banking Division of Goldman Sachs.

### OTHER BOARD SERVICE
Ms. Robinson is a director of The Bank of New York Mellon Corporation and BNY Mellon Government Securities Services Corp. Ms. Robinson is also a Trustee of Every Mother Counts, St. Luke's University Health Network and Blair Academy.

### NOMINATION CONSIDERATIONS
The Board and the Nominating and Governance Committee considered in particular Ms. Robinson's experience as treasurer of a large global financial institution, a position she held during the 2008 financial crisis, her significant experience in managing a financial services company through challenging financial conditions and her expertise in finance, risk management, capital management and strategic transactions.



Lead Director
Director Since:
**2016**

Committees:
**Audit, Executive, Risk (Chair)**

# Todd C. Schermerhorn INDEPENDENT

### BACKGROUND
Mr. Schermerhorn, age 65, served as Senior Vice President and Chief Financial Officer of C. R. Bard, Inc., a multinational developer, manufacturer and marketer of life-enhancing medical technologies, from 2003 until his retirement in 2012. Prior to that, he had been Vice President and Treasurer of C. R. Bard from 1998 to 2003. From 1985 to 1998, Mr. Schermerhorn held various other management positions with C. R. Bard.

### OTHER BOARD SERVICE
Mr. Schermerhorn is a director of Metabolon, Inc. and LivaNova PLC.

### NOMINATION CONSIDERATIONS
The Board and the Nominating and Governance Committee considered in particular Mr. Schermerhorn's experience as a public company Chief Financial Officer and his significant experience and expertise in management, accounting and business operations, including international operations.



**Chairman of the Board**
Director Since:
**2015**

Committees:
**Executive (Chair)**

# Alan D. Schnitzer

### BACKGROUND

Mr. Schnitzer, age 60, is Chairman and Chief Executive Officer of Travelers. He was previously the Company's Vice Chairman and Chief Executive Officer, Business and International Insurance from July 2014 to December 2015. He joined Travelers as Vice Chairman and Chief Legal Officer in April 2007, and between that time and July 2014 he held operating and functional positions of increasing responsibility. Prior to joining the Company, he was a partner at Simpson Thacher & Bartlett LLP.

### OTHER BOARD SERVICE

Mr. Schnitzer serves as a trustee of the University of Pennsylvania and Memorial Sloan Kettering Cancer Center, and as a director of New York City Ballet and the Business Roundtable.

### NOMINATION CONSIDERATIONS

The Board and the Nominating and Governance Committee considered in particular Mr. Schnitzer's position as Chief Executive Officer of the Company and his significant experience in the management of the Company in various roles, including as Chief Executive Officer of Business and International Insurance, the Company's largest business segment, as well as his significant experience and expertise in management, finance and law.



Director Since:
**2022**

Committees:
**Audit, Risk**

# Bridget van Kralingen INDEPENDENT

### BACKGROUND

Ms. van Kralingen, age 62, is a Senior Partner at Motive Partners, a private investment firm focused on technology-enabled financial and business services companies, where she leads the firm's data, analytics, and AI thesis, chairs portfolio performance and value creation, and is a member of the executive and investment committees. Prior to joining Motive Partners in 2022, Ms. van Kralingen served as Senior Vice President of International Business Machines Corporation ("IBM"), the multinational technology company. Ms. van Kralingen joined IBM in 2004 and held a number of positions of increasing responsibility, including Senior Vice President, Global Markets & Sales, Senior Vice President, Global Industries, Clients, Platforms and Blockchain, Senior Vice President, Global Business Services, General Manager, IBM North America and General Manager, Global Business Services in Europe, Middle East and Africa. Prior to that, Ms. van Kralingen served as Managing Partner, US Financial Services with Deloitte Consulting.

### OTHER BOARD SERVICE

Ms. van Kralingen is a director of Discovery Limited, Schrodinger, Inc. and Teradyne, Inc. and a board member of the New York Historical Society and IEX Group, Inc. Ms. van Kralingen was a director of Royal Bank of Canada until April 2024.

### NOMINATION CONSIDERATIONS

The Board and the Nominating and Governance Committee considered in particular Ms. van Kralingen's experience as an executive of a global technology and services company and her significant experience and expertise in information technology services, international operations and global sales and business development.



Director Since:
**2024**

Committees:
**Audit, Risk**

# David S. Williams INDEPENDENT

### BACKGROUND

Mr. Williams, age 63, served as a Principal and Lead Relationship Partner with Deloitte LLP before retiring in 2024. Mr. Williams joined Deloitte in 2002 and previously served as Managing Principal – Public Policy, Government Relations and Corporate Citizenship from 2015 to 2017. Mr. Williams served as Chairman and Chief Executive Officer of Deloitte Financial Advisory Services LLP from 2008 to 2015 and as Chairman and Chief Executive Officer of Deloitte Transactions and Business Analytics LLP from 2011 to 2015. He was a client service partner from 2002 to 2008 and served as a member of Deloitte's U.S. Board of Directors from 2005 to 2008, including on its Governance, Compensation and Succession Committees. Prior to joining Deloitte, Mr. Williams served in various roles with PricewaterhouseCoopers from 1985 to 2002.

### OTHER BOARD SERVICE

Mr. Williams is a board member of The Pew Charitable Trusts.

### NOMINATION CONSIDERATIONS

The Board and the Nominating and Governance Committee considered in particular Mr. Williams' experience as Chief Executive Officer of a financial advisory services business and his significant experience and expertise in accounting, strategic planning and risk management.

# Governance of Your Company

## Governance Highlights

Our commitment to good corporate governance is reflected in our Governance Guidelines, which describe the Board's views on a wide range of governance topics. These Governance Guidelines are reviewed annually by the Nominating and Governance Committee, and any changes deemed appropriate by the Committee in light of emerging practices or otherwise are submitted to the full Board for consideration. Our Governance Guidelines can be found on the Corporate Governance page of the "Investors" section on our website at *www.travelers.com*.

### Board Composition and Accountability

| | |
|---|---|
| **Independence** | All of our director nominees other than our Chief Executive Officer are independent. |
| **Committee independence** | All committees are comprised of independent directors other than the Executive Committee on which our Chief Executive Officer serves. |
| **Independent Chair or independent Lead Director** | The Board has an independent Chair or independent Lead Director whenever the Chair is a member of management or not otherwise independent. |
| **Executive session** | Independent members of the Board and each of the committees regularly meet in executive session with no member of management present. |
| **Risk oversight** | The Board and committees annually review their oversight of risk and the allocation of risk oversight among the committees. |
| **Director education** | The Nominating and Governance Committee oversees educational sessions for directors on matters relevant to the Company, its business plan and risk profile. |
| **Board evaluation** | The Board and each of its committees evaluate and discuss their respective performance and effectiveness every year. |
| **Range of skills and experience** | The composition of the Board encompasses a broad range of skills, expertise, experience and backgrounds. |
| **Board tenure** | The Board's balanced approach to refreshment results in an appropriate mix of long-serving and newer directors. |

### Shareholder Rights

| | |
|---|---|
| **Annually elected directors** | The annual election of directors reinforces the Board's accountability to shareholders. |
| **Majority voting standard for director elections** | Directors must be elected under a "majority voting" standard in uncontested elections — a director who receives fewer votes "For" his or her election than "Against" must promptly tender his or her resignation to the Board. |
| **Single voting class** | Our common stock is the only class of shares outstanding. |
| **Proxy access** | Each shareholder, or a group of up to 20 shareholders, owning 3% or more of our common stock continuously for at least three years may, in accordance with the terms specified in our bylaws, nominate and include in our proxy materials director nominees constituting the greater of two directors or 20% of the Board. |
| **Special meetings** | Special meetings may be called at any time by a shareholder or shareholders holding 10% of voting power of all shares entitled to vote or 25% where the meeting relates to a business combination. |
| **Poison pill** | The Company does not have a poison pill. |

### Board Compensation

| | |
|---|---|
| **Director stock ownership** | Non-employee directors are required to accumulate and retain a level of ownership of our equity securities to align the interests of non-employee directors and shareholders. |
| **Deferred stock units** | Non-employee directors currently receive more than 50% of their annual board and committee compensation in the form of deferred stock units, and the shares underlying these units are not distributed to a director until at least six months after the director leaves the Board. |
| **Compensation review** | The Nominating and Governance Committee reviews the appropriateness of the Director Compensation Program at least once every two years. |

# Governance Structure of the Board – Chairman and Lead Director

Our bylaws provide that the Board, at its regular meeting each year following the annual shareholders meeting, shall elect a Chairman of the Board. The Board maintains the flexibility to determine whether the roles of Chairman and Chief Executive Officer should be combined or separated, based on what it believes is in the best interests of the Company at a given point in time. The Board believes that this flexibility is in the best interest of the Company and that a one-size-fits-all approach to corporate governance, with a mandated independent Chairman, would not result in better governance or oversight. Our Governance Guidelines provide for the position of Lead Director whenever the Chairman of the Board is a director who does not qualify as an independent director.

## Our Current Board Leadership Structure



### Alan D. Schnitzer  CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Mr. Schnitzer serves as Chairman of the Board and Chief Executive Officer. As a result of this combined role, the Chair of the Board has longstanding experience with property and casualty insurance and ongoing executive responsibility for the Company. In the Board's view, this enables the Board to better understand the Company and work with management to enhance shareholder value. In addition, the Board believes that this structure enables it to better fulfill its risk oversight responsibilities and enhances the ability of the Chief Executive Officer to effectively communicate the Board's view to management.



### Todd C. Schermerhorn  INDEPENDENT LEAD DIRECTOR

The independent directors elected Mr. Schermerhorn to serve as independent Lead Director of the Board. In accordance with our Governance Guidelines, the Lead Director is responsible for coordinating the efforts of the independent directors "in the interest of ensuring that objective judgment is brought to bear on sensitive issues involving the management of the Company and, in particular, the performance of senior management". Among other things, the independent Lead Director has the authority to:

- convene, set the agendas for and chair the regular executive sessions of the independent directors;

- convene and chair other meetings of the independent directors as deemed necessary;

- approve the Board meeting schedules and meeting agenda items and review information to be sent to the Board;

- act as a liaison among the independent directors, committee chairs and the CEO and other members of senior management;

- receive and review correspondence sent to the Company's office addressed to the Board or independent directors and, together with the CEO, to determine appropriate responses if any; and

- in concert with the chairs of the Board's committees, recommend to the Board the retention of consultants and advisors who directly report to the Board, without consulting or obtaining the advance authorization of any officer of the Company.

Additionally, our Lead Director communicates directly with shareholders as part of our comprehensive shareholder outreach program.

The Board believes that its current leadership structure is appropriate for the Company at this time. The Board believes that the responsibilities of the independent Lead Director help to assure appropriate oversight of the Company's management by the Board and optimal functioning of the Board. The effectiveness of the independent Lead Director is enhanced by the Board's independent character. In addition, as described in more detail in the biographies in "Nominees for Election of Directors", the independent Lead Director and the independent directors have substantial experience with public company management and governance, in general, and the Company, in particular. This structure facilitates the continued strong communication and coordination between management and the Board and enables the Board to fulfill its risk oversight responsibilities. A complete description of the role of the independent Lead Director is set forth in our Governance Guidelines.

## Committees of the Board and Meetings

There are six standing committees of the Board: the Audit Committee; the Compensation Committee; the Executive Committee; the Investment and Capital Markets Committee; the Nominating and Governance Committee; and the Risk Committee.

The Board has adopted a written charter for each of these committees, copies of which are posted on our website at *www.travelers.com* under "Investors: Corporate Governance: Governance Documents". Each committee reviews its charter annually and, when appropriate, presents to the Nominating and Governance Committee and the Board any recommended amendments for consideration and approval.

Executive sessions of the Board are chaired by the independent Lead Director. Each of the committees also meets regularly in executive session.

### DIRECTOR INDEPENDENCE

- The Board has determined that each person nominated for election at the Annual Meeting is independent, other than Mr. Schnitzer, who currently serves as our Chairman and Chief Executive Officer.

- Each committee of the Board, other than the Executive Committee on which Mr. Schnitzer serves, is composed solely of independent directors, consistent with our Governance Guidelines, the applicable New York Stock Exchange ("NYSE") listing standards and the applicable rules of the SEC.

### BOARD MEETINGS AND ATTENDANCE

- The Board held five meetings in 2025.

- Each director attended 75% or more of the total number of meetings of the Board and of the committees on which each such director served during 2025.

- Directors are encouraged and expected, but not required, to attend each annual meeting of shareholders. All of the 2025 director nominees attended last year's annual meeting of shareholders.

### Audit Committee

| MEMBERS<br>ALL INDEPENDENT | Russell G. Golden (Chair)<br>Todd C. Schermerhorn | Laurie J. Thomsen<br>Bridget van Kralingen | David S. Williams | **Meetings in 2025**: 9 |
|---|---|---|---|---|

**FINANCIAL LITERACY AND FINANCIAL EXPERTISE**

The Board has determined that all members of the Audit Committee meet the financial literacy requirements of the NYSE. The Board designated Mr. Golden as an audit committee financial expert after considering his experience as Chairman of the Financial Accounting Standards Board and his extensive experience as an audit partner with Deloitte & Touche. In addition, the Board designated Mr. Schermerhorn as an audit committee financial expert after considering his experience as Senior Vice President and Chief Financial Officer with C. R. Bard, Inc. from 2003 to 2012, his service as Vice President and Treasurer of C. R. Bard, Inc. from 1998 to 2003 and his service on the audit committees of other public companies.

**PRIMARY RESPONSIBILITIES**

The responsibilities of the Audit Committee include the following:

- assist the Board in exercising its oversight of the Company's accounting and financial reporting process and audits of the Company's financial statements;

- appoint our independent registered public accounting firm and review its qualifications, performance and independence;

- review and pre-approve the audit and permitted non-audit services and proposed fees of the independent registered public accounting firm;

- review the adequacy of the work performed by our internal audit group;

- review reports from management, the internal auditors and the independent registered public accounting firm with respect to the adequacy of the Company's internal controls; and

- oversee the Company's compliance with legal and regulatory requirements.

With respect to reporting and disclosure matters, the duties and responsibilities of the Audit Committee include reviewing our audited financial statements and recommending to the Board that they be included in our Annual Report on Form 10-K in accordance with applicable rules and regulations of the SEC.

# Compensation Committee

| MEMBERS ALL INDEPENDENT | Thomas B. Leonardi Clarence Otis Jr. (Chair) | Elizabeth E. Robinson Rafael Santana | Meetings in 2025: 5 |
| --- | --- | --- | --- |

In addition to satisfying all other applicable independence requirements, all members of the Compensation Committee qualify as "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

## PRIMARY RESPONSIBILITIES

The responsibilities of the Compensation Committee include the following:

- review and approve the performance goals and objectives for our CEO and those members of our Management Committee who are executive officers or report directly to the CEO (together with the CEO, the "Committee Approved Officers");
- review the performance and approve the salaries and incentive compensation of the Committee Approved Officers;
- review and approve policies with respect to perquisites of the CEO and other members of management;
- approve and monitor compliance with stock ownership guidelines applicable to the CEO and other members of management;
- review and approve our compensation philosophy and objectives and recommend to the Board for approval compensation and benefit programs determined by the Compensation Committee to be appropriate;
- review the operation of our overall compensation program to evaluate its objectives and its execution and recommend to the Board steps to modify our compensation programs to better conform them with the established compensation objectives;
- review and approve any new equity compensation plans and material amendments to existing plans where shareholder approval has not been obtained and oversee management's administration of such plans;
- review our regulatory compliance with respect to compensation matters;
- review and approve any policies with respect to recovery of incentive-based compensation applicable to the CEO and other members of management;
- review and approve any severance or similar termination payments proposed to be made to any current or former executive officer;
- review and approve all stock option, restricted stock, restricted stock unit, performance share and similar stock-based grants;
- conduct an independence assessment prior to selecting any compensation consultant, legal counsel or other adviser that will provide advice to the Compensation Committee; and

- evaluate, at least annually, whether any work provided by the Compensation Committee's compensation consultant raised any conflict of interest.

With respect to reporting and disclosure matters, the responsibilities of the Compensation Committee include reviewing and discussing the "Compensation Discussion and Analysis" with management and recommending to the Board that it be included in our annual proxy statement and Annual Report on Form 10-K in accordance with applicable rules and regulations of the SEC. The Compensation Committee may, in its discretion, delegate any of its responsibilities to a subcommittee of the Compensation Committee.

## ESTABLISHMENT OF ANNUAL BONUS AND EQUITY AWARDS

The Compensation Committee approves the individual salary, annual bonus and equity awards for the Committee Approved Officers. In addition, the Compensation Committee approves the aggregate annual bonuses and equity awards to employees who are not Committee Approved Officers.

The Compensation Committee considered recommendations from the CEO regarding compensation for each of the executive officers named in the "Summary Compensation Table" and other Committee Approved Officers.

## DELEGATION OF AUTHORITY FOR "OFF-CYCLE" EQUITY GRANTS

The Compensation Committee has delegated limited authority to the CEO to make equity grants outside of the annual equity grant process, or "off-cycle grants", to employees and new hires who are not Committee Approved Officers. The delegation is subject to maximum grant date values of equity that can be granted to any one person. These grants can only be made on the grant dates established by our Governance Guidelines for "off-cycle" equity awards. Any grants made "off-cycle" are reported to the Compensation Committee at the next regularly scheduled quarterly meeting following such awards.

## COMPENSATION CONSULTANT

The Compensation Committee has the authority under its charter to retain outside consultants or advisors as it deems necessary or advisable. In accordance with this authority, the Compensation Committee has engaged Frederic W. Cook & Co. ("FW Cook") as its independent outside compensation consultant to provide it with objective and expert analyses, advice and information with respect to executive compensation. All executive compensation services provided by FW Cook are conducted under the direction or authority of the

 

Compensation Committee, and all work performed by FW Cook must be pre-approved by the Compensation Committee or the Chair of the Compensation Committee. Neither FW Cook nor any of its affiliates maintains any other direct or indirect business relationships with the Company or any of its affiliates, other than advising the Nominating and Governance Committee with respect to non-employee director compensation. In November 2025, the Compensation Committee evaluated whether any work provided by FW Cook raised any conflict of interest and determined that it did not.

As requested by the Compensation Committee, FW Cook's services to the Compensation Committee in 2025 included, among other things:

- advising with respect to the Compensation Committee meeting materials;
- evaluating potential changes to incentive plans;
- advising with respect to individual compensation for the Committee Approved Officers;
- reviewing and discussing possible aggregate levels of corporate-wide bonus payments and equity awards;

- preparing comparative analyses of executive compensation levels and design at peer group companies;
- advising as to how actions taken by the Compensation Committee compare to the pay and performance of our peer group companies; and
- advising in connection with the preparation of certain of the information included in the proxy statement.

An FW Cook representative participated in each of the five Compensation Committee meetings in 2025.

In addition to the independent outside compensation consultant discussed above, our corporate staff (including Finance, Human Resources and Legal staff members) supports the Compensation Committee in its work. Other than with respect to the CEO's recommendations regarding compensation to be paid to the other Committee Approved Officers, no executive officer determines or recommends to the Compensation Committee the amount or form of executive compensation to be paid to an executive officer.

## Executive Committee

| MEMBERS | Russell G. Golden | Clarence Otis Jr. | Todd C. Schermerhorn | Meetings in 2025: 0 |
| | Thomas B. Leonardi | Elizabeth E. Robinson | Alan D. Schnitzer (Chair) | |

**PRIMARY RESPONSIBILITIES**

The Board has granted to the Executive Committee, subject to certain limitations set forth in its charter, the broad responsibility of exercising the authority of the Board in the oversight of our business during the intervals between Board meetings in order to provide a degree of flexibility and ability to respond to time-sensitive business and legal matters. The Executive Committee meets only as necessary.

## Investment and Capital Markets Committee

| MEMBERS ALL INDEPENDENT | Thomas B. Leonardi | Elizabeth E. Robinson (Chair) | Meetings in 2025: 5 |
| | Clarence Otis Jr. | Rafael Santana | |

**PRIMARY RESPONSIBILITIES**

The Investment and Capital Markets Committee assists the Board in exercising its oversight of the Company's management of its investment portfolios (including credit risk monitoring) and certain financial affairs of the Company, and its responsibilities include the following:

- monitor the Company's financial structure and approve or recommend appropriate Board action with respect to debt and equity financing;
- review and recommend appropriate Board action with respect to the Company's capital management policies and activities, including repurchases of Company securities, dividends and stock splits;
- monitor the Company's capital needs and financing arrangements, the Company's ability to access capital markets (including the Company's debt ratings) and management's financing plans;

- review and approve or recommend appropriate Board action with respect to transactions exceeding certain dollar thresholds, including the establishment of bank lines of credit or letters of credit, certain purchases and dispositions of real property, and acquisitions and divestitures of assets;
- review reports of management regarding material transactions approved by officers of the Company pursuant to authority granted to such officers;
- review and approve capital expenditure budgets not otherwise approved by the Board;
- review the Company's policies and procedures for investment risk management and monitor the credit risk of the Company's investment portfolios; and
- monitor the Company's financial strategies regarding risk (currency and interest rate exposure and use of derivatives).

# Nominating and Governance Committee

| **MEMBERS**<br>**ALL INDEPENDENT** | Thomas B. Leonardi (Chair)<br>Clarence Otis Jr. | Elizabeth E. Robinson<br>Rafael Santana | **Meetings in 2025:** 4 |
|---|---|---|---|

**PRIMARY RESPONSIBILITIES**

The responsibilities of the Nominating and Governance Committee include the following:

- establish criteria for the selection of candidates to serve on the Board;
- identify and recommend director candidates for election or re-election to the Board;
- identify and recommend directors for appointment to serve on the committees of the Board and as chair of such committees;
- recommend adjustments, from time to time, to the size of the Board or of any Board committee;
- establish procedures for the annual evaluation of Board and director performance;
- oversee continuing education of directors;
- review the director compensation program and policies and recommend changes to the Board;
- establish and review our Governance Guidelines;
- review the Code of Business Conduct and Ethics (the "Code of Conduct") applicable to directors and employees and recommend changes to the Board when appropriate;

- develop and recommend to the Board standards for determining the independence of directors and the absence of material relationships between the Company and a director;
- review succession plans for our CEO and the direct reports to the CEO;
- review and approve or ratify all related person transactions under our Related Person Transaction Policy;
- review the Company's public policy initiatives;
- review and discuss with the Company's head of Government Relations the Company's participation in the political process, including political contributions and lobbying expenditures;
- review and discuss with the Company's senior management the Company's strategies and initiatives relating to diversity and inclusion;
- review the Company's strategies and initiatives relating to community relations and charitable giving; and
- recommend to the Board any guidelines for the removal of directors, as it determines appropriate.

# Risk Committee

| **MEMBERS**<br>**ALL INDEPENDENT** | Russell G. Golden<br>Todd C. Schermerhorn (Chair) | Laurie J. Thomsen<br>Bridget van Kralingen | David S. Williams | **Meetings in 2025**: 4 |
|---|---|---|---|---|

**PRIMARY RESPONSIBILITIES**

The Risk Committee assists the Board in exercising its oversight of the Company's operational activities and the identification and review of those risks that could have a material impact on us, and its responsibilities include oversight of management's risk management activities in the following areas:

- our enterprise risk management program;
- the underwriting of insurance;
- the settlement of claims;

- the management of catastrophe exposure;
- the retention of insured risk and appropriate levels and types of reinsurance;
- the credit risk in our insurance operations and ceded reinsurance program;
- our information technology operations, including cyber risk and information security; and
- the business continuity and executive crisis management for the Company and its business operations.

# Board and Committee Evaluations

Every year, the Board and each of its committees evaluate and discuss their respective performance and effectiveness, as required by the Governance Guidelines. These evaluations cover a wide range of topics, including, but not limited to, the fulfillment of the Board and committee responsibilities identified in the Governance Guidelines and committee charters. The evaluations address the Board's knowledge and understanding of, and performance with respect to, the Company's business, strategy, values and mission, the appropriateness of the Board's structure and composition, the communication among the directors and between the Board and management and the Board's meeting process. Each committee reviews, among other topics, how the committee has satisfied the responsibilities contained in its charter in the past year as well as the organization of the committee, the committee meeting process and the committee's oversight. Each committee reports the results of its evaluation to the Board.

# Director Nominations

## Process and Criteria Generally

The Nominating and Governance Committee is responsible for recommending to the Board nominees for election as director, and the Board is responsible for selecting nominees for election.

The Nominating and Governance Committee and the Board seek to ensure that the Board is composed of members whose particular expertise, qualifications, attributes and skills, when taken together, allow the Board to satisfy its oversight responsibilities effectively. Our Governance Guidelines specify that, when selecting new nominees, the Board should consider the following criteria:

• personal qualities and characteristics, including the individual's demonstrated personal and professional integrity, ethics, and values;

• the individual's significant accomplishments, experience and reputation in the business community;

• current knowledge in the Company's industry or other industries relevant to the Company's business;

• ability and willingness to commit adequate time to Board and committee matters;

• the fit of the individual's skills, expertise and personality with those of other directors and potential directors in building a Board that is effective, responsive to the needs of the Company and collegial; and

• diversity of viewpoints, background, experience and other demographics.

The evaluation of these criteria involves the exercise of careful business judgment. Accordingly, although the Nominating and Governance Committee and the Board at a minimum assess each candidate's ability to satisfy any applicable legal requirements or listing standards, his or her strength of character, judgment, working style, specific areas of expertise and his or her ability and willingness to commit adequate time to Board and committee matters, the Nominating and Governance Committee and the Board do not have specific minimum qualifications that are applicable to all director candidates. The Board is committed to ongoing director refreshment and, in the last five years, has added five new independent directors to the Board. As part of the Board's refreshment process, the Board regularly reviews succession of board leadership positions. The Board's commitment to board refreshment helps ensure the Board has a balanced mix of skills, experience, perspectives, and tenure on the Board.

## Diversity

As discussed above, the Nominating and Governance Committee and the Board include "diversity of viewpoints, background, experience and other demographics" as part of several criteria that they consider in connection with selecting candidates for the Board. While neither the Board nor the Nominating and Governance Committee has a formal diversity policy, one of many factors that the Board and the Nominating and Governance Committee carefully consider is the importance to the Company of racial/ethnic and gender diversity in board composition.

Moreover, when considering director candidates, the Nominating and Governance Committee and the Board seek individuals with backgrounds and qualities that, when combined with those of our incumbent directors, enhance the Board's effectiveness and, as required by the Governance Guidelines, result in the Board having "a broad range of skills, expertise, industry knowledge, diversity of opinion and contacts relevant to the Company's business". As part of its annual self-evaluation, the Board assesses and confirms compliance with this governance guideline.

## Director Search

In identifying prospective director candidates for the Board, the Nominating and Governance Committee may seek referrals from other members of the Board, management, shareholders and other sources. The Nominating and Governance Committee also may, but need not, retain a professional search firm in order to assist it in these efforts. The Nominating and Governance Committee and the Board utilize the same criteria for evaluating candidates regardless of the source of the referral.

## Shareholder Recommendations

The Nominating and Governance Committee will consider director candidates recommended by shareholders.

Shareholders wishing to propose a candidate for consideration may do so by submitting the proposed candidate's full name and address, resume and biographical information to the attention of the Corporate Secretary, The Travelers Companies, Inc., 485 Lexington Avenue, New York, New York 10017. All recommendations for nomination received by the Corporate Secretary that satisfy our bylaw requirements relating to such director nominations will be presented to the Nominating and Governance Committee for its consideration.

## Proxy Access

Our bylaws permit a shareholder, or a group of up to 20 shareholders, that has continuously owned for three years at least 3% of the Company's outstanding common shares, to nominate and include in the Company's annual meeting proxy materials up to the greater of two directors or 20% of the number of directors serving on the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our bylaws, which are posted on our website at *www.travelers.com*. Shareholder requests to include shareholder-nominated directors in the Company's proxy materials for the 2027 annual meeting of shareholders must be received by the Company no earlier than November 8, 2026, and no later than December 8, 2026.

## Specific Considerations Regarding the 2026 Nominees

In considering the eight director nominees named in this Proxy Statement and proposed for election at the Annual Meeting, the Nominating and Governance Committee and the Board evaluated and considered, among other factors:

- each nominee's experiences, qualifications, attributes and skills, in light of the Governance Guidelines' criteria for nomination, including the specific skills identified by the Board as relevant to the Company;

- the ability and willingness to commit adequate time to Board and committee matters;

- the diversity of viewpoints, background, experience and other demographics of the director nominees;

- the contributions of those directors recommended for re-election in the context of the Board self-evaluation process and other needs of the Board;

- the tenure of individual directors;

- the mix of long-serving and newer directors on the Board; and

- the specific needs of the Company given its business and industry.

The Board and the Nominating and Governance Committee, in considering each nominee, principally focused on the background and experiences of the nominee, as described in the biographies in "Nominees for Election of Directors" in Item 1 – Election of Directors. The Board and the Nominating and Governance Committee considered that each nominee has experience serving in senior positions with significant responsibility, where each has gained valuable expertise in a number of areas relevant to the Company and its business. The Board and the Nominating and Governance Committee also considered that a number of directors have gained valuable experience and skills through serving as a director of other public and private companies. The nominees represent a broad range of expertise, experience, viewpoints and backgrounds, as well as a mix of tenure of service on the Board. The independence, age, tenure and diversity of the nominees as a group are as follows:



**INDEPENDENCE**

**7 of 8**

Non-Independent
1

Independent
7

**AGE**

**~63 years** average

Over 70 yrs.
1

Under 60 yrs.
2

60-70 yrs.
5

**TENURE**

**~6 years** average

5-11 yrs.
4

<5 yrs.
4

**DIVERSITY**

**50% diverse**

Women
2

Racially/
Ethnically
Diverse
2

# Director Age Limit

The Governance Guidelines provide that no person who will have reached the age of 74 on or before the date of the next annual shareholders meeting will be nominated for election at that meeting without an express waiver by the Board.

The Board believes that waivers of this policy should not be automatic and should be based upon the needs of the Company and the individual attributes of the director.

# Director Independence and Independence Determinations

Under our Governance Guidelines and NYSE rules, a director is not independent unless the Board affirmatively determines that he or she does not have a direct or indirect material relationship with the Company. In addition, the director must meet the bright-line tests for independence set forth by the NYSE rules.

The Board has established categorical standards of director independence to assist it in making independence determinations. These standards, which are included in our Governance Guidelines, set forth certain relationships between the Company and the directors and their immediate family members, or entities with which they are affiliated, that the Board, in its judgment, has determined to be material or immaterial in assessing a director's independence. The Nominating and Governance Committee annually reviews the independence of all directors and reports its determinations to the full Board.

In the event a director has a relationship with the Company that is relevant to his or her independence and is not addressed by the categorical independence standards, the independent members of the Board determine in their judgment whether such relationship is material.

Our Governance Guidelines require that:

• all members of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee be independent; and

• no more than two members of the Board may concurrently serve as officers of the Company.

The Board, upon recommendation of its Nominating and Governance Committee, has determined that all of its current directors and director nominees are independent, other than our Chairman and Chief Executive Officer, Mr. Alan Schnitzer. Consequently, assuming election of all the nominees included in this Proxy Statement, 88% of the directors on the Board will be independent.

In making its independence determinations, the Nominating and Governance Committee and the Board reviewed various commercial, charitable and employment transactions and relationships (including those identified through annual directors' questionnaires) that exist between us and our subsidiaries and the entities with which certain of our directors or members of their immediate families are, or have been, affiliated and determined that the transactions identified were not material and did not affect the independence of any of our non-employee directors under either the Company's Governance Guidelines or the applicable NYSE rules.

# Sustainability and Risk Management

## Sustained Value Creation

At Travelers, our simple and unwavering mission for creating shareholder value is to: deliver superior core return on equity by leveraging our competitive advantages; generate earnings and capital substantially in excess of our growth needs; and thoughtfully rightsize capital and grow book value per share over time. Executing our long-term strategy requires that we fulfill what we call "The Travelers Promise" — our promise to take care of our customers, our communities and our employees, agents and brokers. For this reason, we take an integrated approach to sustained value creation.

We regularly engage with our investors, customers, employees, agents and brokers, regulators, rating agencies and other stakeholders on business issues and sustainability topics. We also provide robust and detailed disclosure on our website, *https://sustainability.travelers.com*, updated on an annual basis,

with respect to our comprehensive approach to creating shareholder value over time and the many Travelers initiatives that contribute to our sustainability. Our sustainability reporting is generally aligned with the Sustainability Accounting Standards Board ("SASB") Insurance (FN-IN) Industry Standard (maintained by the International Financial Reporting Standards (IFRS) Foundation) and the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD"). In addition, our approach to reporting is informed by the Integrated Reporting Framework (maintained by the IFRS Foundation).

Our sustainability reporting is focused on 16 topics that we have determined, through extensive engagements with our investors as well as a formal prioritization exercise, to be most relevant to our industry, our business and our stakeholders.

- Business Strategy & Competitive Advantages
- Capital and Risk Management
- Climate Strategy
- Community
- Customer Experience
- Data Privacy & Cybersecurity
- Disaster Preparedness & Response
- Diversity & Inclusion
- Eco-Efficient Operations
- Ethics & Responsible Business Practices
- Governance Practices
- Human Capital Management
- Innovation
- Investment Management
- Public Policy
- Safety & Health

## Oversight of Corporate Strategy, Sustainability and Allocation of Risk Oversight

The Board regularly reviews the Company's long-term business strategy and works with management to set the short-term and long-term strategic objectives of the Company and to monitor progress on those objectives. In setting and monitoring strategy, the Board, along with management, considers the risks and opportunities that impact the long-term sustainability of the Company's business model. The Board also considers whether the strategy is consistent with the Company's risk appetite.

The Board regularly reviews the Company's progress with respect to its strategic goals, the risks that could impact the long-term sustainability of our business and the related opportunities that could enhance the Company's long-term sustainability. The Board oversees these efforts in part through its various committees based on each Committee's responsibilities and expertise. Each Committee regularly reports to the Board regarding its areas of responsibility.

The Board has allocated and delegated risk oversight responsibility to various committees of the Board in accordance with the following principles:

| Committee | Responsible for Oversight of: |
|---|---|
| **Audit** | • Risks related to the integrity of the Company's financial statements, including oversight of financial reporting principles and policies and internal controls.<br><br>• The Company's process for establishing insurance reserves.<br><br>• Risks related to regulatory and compliance matters. |
| **Compensation** | • Certain human capital management matters, including the Company's compensation and pay-for-performance philosophy, compensation program objectives and practices designed to ensure equitable pay across the organization.<br><br>• Risks related to the Company's compensation programs, including with respect to formulation and administration of those programs and regulatory compliance with respect to compensation matters. |
| **Investment and Capital Markets** | • Risks related to the Company's investment portfolio (including valuation and credit risks), capital structure, financing arrangements and liquidity. |
| **Nominating and Governance** | • Risks related to corporate governance matters, including director independence and related person transactions.<br><br>• Certain human capital management matters, including the Company's succession planning, the employee code of conduct and workforce diversity and inclusion efforts; public policy initiatives; and community relations. |
| **Risk** | • The Company's Enterprise Risk Management activities.<br><br>• Risks related to the Company's business operations, including insurance underwriting and claims; reinsurance; catastrophe risk and the impact of changing climate conditions; credit risk in insurance operations; and information technology, including cybersecurity.<br><br>• The Company's business resiliency planning. |

Each committee is also responsible for monitoring reputational risk to the extent arising out of its area of responsibility.

As a result, each committee charter contains specific risk oversight functions delegated by the Board, consistent with the principles set forth above. In that way, monitoring of strategic objectives, risk oversight responsibilities and oversight of the Company's sustainability more generally are shared by all committees of the Board, with each committee assigned responsibility for oversight of matters most applicable to its charter responsibilities and meeting regularly with management members responsible for such matters. Further, we believe that allocating responsibility to a committee with relevant knowledge and experience improves the oversight of risks and opportunities.

The allocation of risk oversight responsibility may change, from time to time, based on the evolving needs of the Company. On at least an annual basis, the Board reviews significant risks that management, through its Enterprise Risk Management efforts, has identified. The Board then evaluates, and may change, the allocation among the various committees of oversight responsibility for each identified risk. Further, each committee periodically reports to the Board on its risk oversight activities. In addition, at least annually, the Company's Chief Risk Officer conducts a review of the interrelationships of risks and reports the results to the Risk Committee and the Board. These reports and reviews are intended to inform the Board's annual evaluation of the allocation of risk oversight responsibility.

## Enterprise Risk Management

Enterprise Risk Management ("ERM") is a Company-wide initiative that involves the identification and assessment of a broad range of risks that could affect our ability to fulfill our business objectives as well as the development of plans to mitigate their effects. Our Board of Directors oversees our ERM process. The Risk Committee and the other committees of the Board, as well as our separate management-level enterprise risk and underwriting risk committees, are key elements of our ERM structure and help to establish and reinforce our strong culture of risk management. For example, having both a Board Risk Committee that oversees operational risks and our ERM activities, and a management-level enterprise risk committee that reports regularly to the Board Risk Committee, enables a high degree of coordination between management and the Board.

We describe our ERM function in more detail in our Annual Report on Form 10-K, under "Business—Enterprise Risk Management" and on the Capital and Risk Management section of our sustainability website. We also discuss the alignment of our executive compensation with our risk management below.

## Risk Management and Compensation

Our compensation structure is intended to encourage a careful balance of risk and reward, both on an individual risk basis and in the aggregate on a Company-wide basis, and promote a long-term perspective.

As discussed in more detail under "Compensation Discussion and Analysis" in this Proxy Statement, consistent with our goal of achieving a core return on equity in the mid-teens over time, the Compensation Committee selected adjusted core return on equity as the threshold quantitative performance measure for the performance share portion of our stock-based long-term incentive program and as a material factor, although not the only factor, in determining amounts paid under our annual cash bonus program. Because core return on equity is a function of both core income and shareholders' equity, it encourages senior executives, as well as other employees with management responsibility, to focus on a variety of performance objectives that are important for creating shareholder value, including the quality and profitability of our underwriting and investing activities and capital management.

In addition, the long-term nature of our stock-based incentive awards (which generally do not vest until three years after the award is granted), our significant executive stock ownership requirements and the fact that more than 50% of our named executive officers' total direct compensation in the aggregate was in the form of stock-based long-term incentives, all encourage prudent enterprise risk management and discourage excessive risk taking to achieve short-term gains.

Moreover, neither the long-term incentive awards nor annual cash bonuses require growth in revenues or earnings in order for our executives to be rewarded, and none of our executives are paid based on a formulaic percentage of revenues or profits. As a result of this and the mix of short- and long-term performance criteria across our compensation programs, among other factors, we believe that our compensation practices and policies are not reasonably likely to have a material adverse effect on the Company.

Furthermore, the Compensation Committee's independent compensation consultant evaluates and advises the Compensation Committee as to the design and risk implications of our incentive plans and other aspects of our compensation programs to ensure that the mix of compensation, the balance of performance measures and the overall compensation framework all support our short- and long-term objectives.

## Dating and Pricing of Equity Grants

The Board has adopted a governance guideline establishing fixed grant dates for the grant of equity awards made at times other than at a regularly scheduled meeting of the Compensation Committee, so as to avoid the appearance that equity grant dates have been established with a view to benefiting recipients due to the timing of material public announcements. The Compensation Committee typically makes annual awards of equity at its first regularly scheduled meeting of the year, which is usually held in early February. This meeting date is usually set a few years in advance as part of the Board's annual calendar of scheduled meetings.

In addition, to further ensure the integrity of our equity awards process, the Compensation Committee requires that the exercise price of all stock options granted, and the fair value of all equity awards made, must be determined by reference to the closing price for a share of our common stock on the NYSE on the date of any such grant or award. Under the Company's stock plans, the Compensation Committee may not take any action with respect to any stock option that would be treated as a "repricing" of such stock option, unless such action is approved by the Company's shareholders in accordance with applicable rules of the NYSE.

## Securities Trading Policy

The Company has adopted a securities trading policy governing transactions in its securities by its directors, officers and employees, as well as by the Company itself. The Company believes this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and exchange listing standards applicable to the Company. The policy prohibits our directors, officers, employees, and other restricted persons from trading in Company securities while aware of material non-public information relating to the Company or its securities. Additionally, certain individuals are prohibited from trading our securities during various times throughout the year, and certain individuals must receive preclearance from our Legal Department prior to trading Company securities. A copy of the Company's securities trading policy was included as Exhibit 19.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

# Code of Business Conduct and Ethics

We maintain a Code of Business Conduct and Ethics, which is applicable to all of our directors, officers and employees, including our CEO, Chief Financial Officer, Controller and other senior financial officers. The Code of Conduct provides a framework for sound ethical business decisions and sets forth our expectations on a number of topics, including conflicts of interest, compliance with laws, use of our assets and business ethics. The Code of Conduct may be found on our website at *www.travelers.com* under "Investors: Corporate Governance: Code of Conduct". Our Chief Ethics and Compliance Officer is responsible for overseeing compliance with the Code of Conduct as part of fulfilling her responsibility for overseeing our ethics and compliance functions throughout the organization. Our Chief Ethics and Compliance Officer also assists in the communication of the Code of Conduct and oversees employee education regarding its requirements through the use of global, computer-based training, supplemented with focused in-person sessions where appropriate. All employees and directors are required to certify annually that they have reviewed, understand and agree to comply with the contents of the Code of Conduct.

# Ethics Helpline

We maintain an Ethics Helpline, which is administered by an independent third party, through which employees can report integrity concerns or seek guidance regarding a policy or procedure. The Ethics Helpline is available seven days a week, 24 hours a day and can be accessed by individuals online or through a toll-free number. In either case, employees can report concerns anonymously. We maintain a formal non-retaliation policy that prohibits retaliation against, or discipline of, an employee who raises an ethical concern in good faith.

Trained professionals investigate each concern and, where appropriate, escalate the concern internally. Any ethics- or compliance-related issues are addressed by the Ethics and Compliance Office. Our Chief Ethics and Compliance Officer provides the Audit Committee with quarterly summaries of matters reported through the Ethics Helpline and more frequent compliance updates as appropriate. Additionally, the Audit Committee receives reports on all matters reported to the Chief Ethics and Compliance Officer that are determined to involve accounting, internal control or audit matters, or any fraud involving persons with a significant role in our internal controls.

# Communications with the Board

As described on our website at *www.travelers.com*, interested parties, including shareholders, who wish to communicate with a member or members of the Board, including the Lead Director of the Board, the Nominating and Governance Committee, the non-employee directors as a group or the Audit Committee may do so by addressing their correspondence as follows: if intended for the full Board or one or more non-employee directors, to the Lead Director; if intended for the Lead Director, to the Lead Director; and if intended for the Audit Committee or the Nominating and Governance Committee, to the Chair of such Committee.

All such correspondence should be sent c/o Corporate Secretary, The Travelers Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102. The office of the Corporate Secretary will forward such correspondence as appropriate.

# Transactions with Related Persons

## General

The Board has adopted a written Related Person Transaction Policy to assist it in reviewing, approving and ratifying related person transactions and to assist us in the preparation of related disclosures required by the SEC. This Related Person Transaction Policy supplements our other policies that may apply to transactions with related persons, such as our Governance Guidelines and Code of Conduct.

The Related Person Transaction Policy provides that all related person transactions covered by the policy are prohibited, unless approved or ratified by the Board or by the Nominating and Governance Committee. Our directors and executive officers are required to provide prompt and detailed notice of any potential Related Person Transaction (as defined in the policy) to the Corporate Secretary, who in turn must promptly forward such notice and information to the Chair of the Nominating and Governance Committee and to our counsel for analysis, to determine whether the particular transaction constitutes a Related Person Transaction

requiring compliance with the policy. The analysis and recommendation of counsel are then presented to the Nominating and Governance Committee for consideration at its next regular meeting.

In reviewing Related Person Transactions for approval or ratification, the Nominating and Governance Committee will consider the relevant facts and circumstances, including:

- the commercial reasonableness of the terms;

- the benefit (or lack thereof) to the Company;

- opportunity costs of alternate transactions;

- the materiality and character of the related person's interest, including any actual or perceived conflicts of interest; and

- with respect to a non-employee director or nominee, whether the transaction would compromise the director's independence under our Governance Guidelines, the NYSE rules (including those applicable to committee service) and Rule 10A-3 of the Exchange Act, if such non-employee director serves on the Audit Committee, or status as a "non-employee director" under Rule 16b-3 of the Exchange Act, if such non-employee director serves on the Compensation Committee.

The Nominating and Governance Committee will not approve or ratify a Related Person Transaction unless, after considering all relevant information, it has determined that the transaction is in, or is not inconsistent with, the best interests of the Company and our shareholders.

Generally, the Related Person Transaction Policy applies to any current or proposed transaction in which:

- the Company was or is to be a participant;

- the amount involved exceeds $120,000; and

- any related person had or will have a direct or indirect material interest.

A copy of our Related Person Transaction Policy is available on our website at *www.travelers.com* under "Investors: Corporate Governance: Governance Documents".

In addition to the Related Person Transaction Policy, our Code of Conduct requires that all employees, officers and directors avoid any situation that involves or appears to involve a conflict of interest between their personal and professional relationships. Our Audit Committee provides oversight regarding compliance with our Code of Conduct and discusses any apparent conflicts of interest with senior management. The policies of the Company also require that all employees seek approval from our Chief Ethics and Compliance Officer prior to accepting a position as a director or officer of any unaffiliated for-profit company or organization.

# Employment Relationships

The following transaction in 2025 was approved by the Nominating and Governance Committee:

- Mr. Daniel Frey is Executive Vice President and Chief Financial Officer of the Company. His stepson, Mr. Tyler Branscombe, commenced employment with the Company in 2025, and his total compensation including salary and benefits is expected to exceed $120,000 in 2026. His compensation is commensurate with that of his peers.

# Third-Party Transactions

We engage many service providers, nationally and internationally, as part of our daily business operations. For more than 10 years, a number of our offices across the country engaged GJ Sullivan Co. Reinsurance ("GJS") in connection with the placement of reinsurance for the Company's Business Insurance segment in the ordinary course of business and on an arm's-length basis. In 2025, in connection with those reinsurance placements, we estimate that GJS received commissions from reinsurers of approximately $1.59 million in the aggregate. Jeffrey P. Klenk is Executive Vice President and President of our Bond & Specialty Insurance segment, and his father-in-law, Mr. Jerry Sullivan, is owner, Chairman and President of GJS. Mr. Klenk has been an executive officer of the Company since September 2021 and has not had, and has explicitly recused himself from, any involvement with respect to our engagement of, or payments to, GJS.

From time to time, institutional investors, such as large investment management firms, mutual fund management organizations and other financial organizations, become beneficial owners (through aggregation of holdings of their affiliates) of 5% or more of voting securities of the Company and, as a result, are considered a "related person" under the Related Person Transaction Policy. These organizations may provide services to the Company or its benefit plans. In addition, the Company may provide insurance coverage to these organizations. In 2025, the following transactions occurred with investors who reported beneficial ownership of 5% or more of the Company's voting securities:

- In 2025, BlackRock, Inc. ("BlackRock") paid premiums of approximately $1.94 million for insurance policies with subsidiaries of the Company in the ordinary course of business and on substantially the same terms as those offered to other customers, and subsidiaries of the Company have paid, or may pay, claims in the ordinary course of business in connection with such insurance policies. In addition, an affiliate of BlackRock provides investment management services to the Company's Canadian Savings Plan, and pursuant to that agreement, the participants in the Canadian Savings Plan paid management fees to BlackRock in 2025. The investment management

agreement was entered into on an arm's-length basis. Also, in 2025, the Company paid approximately $325,800 to a subsidiary of BlackRock for a software license. The software license was entered into on an arm's-length basis, prior to the acquisition of the subsidiary by BlackRock.

- In 2025, FMR LLC ("Fidelity") paid premiums of approximately $1.40 million for insurance policies with subsidiaries of the Company in the ordinary course of business and on substantially the same terms as those offered to other customers, and subsidiaries of the Company have paid, or may pay, claims in the ordinary course of business in connection with such insurance policies. Also, the Company has entered into agreements on an arm's-length basis with affiliates of Fidelity for services related to certain of the Company's benefit plans. An affiliate of Fidelity serves as the administrator of the Company's equity compensation programs under an agreement originally entered into with the Company in November 2009. Pursuant to such agreement, the Company paid such affiliate approximately $38,300 in 2025. Further, an affiliate of Fidelity has provided trust, recordkeeping and administrative services for the 401(k) Savings Plan since 1998. Pursuant to the current agreement for such services, which was last restated in July 2022, Fidelity was paid approximately $605,600 in 2025 for recordkeeping of the 401(k) Savings Plan trust. Participants in the 401(k) Savings Plan paid management fees in 2025 to affiliates of Fidelity that provide investment management services to funds included in the 401(k) Savings Plan. In addition, an affiliate of Fidelity provides administrative services for health savings accounts for employees of the Company under an agreement that became effective in October 2013, and the Company paid approximately $31,200 in fees for such services in 2025. Finally, the Company paid approximately $3,800 in fees to affiliates of Fidelity in 2025 for administrative services under the Benefit Equalization Plan, Deferred Compensation Plan and Executive Savings Plan, each as defined below under "Post-Employment Compensation", and the Deferred Compensation Plan for Non-Employee Directors, pursuant to agreements that date back to December 1997.

- In 2025, an affiliate of State Street Corporation ("State Street") paid premiums of approximately $153,100 for insurance policies with subsidiaries of the Company in the ordinary course of business and on substantially the same terms as those offered to other customers, and subsidiaries of the Company have paid, or may pay, claims in the ordinary course of business in connection with such insurance policies. In addition, State Street provides investment management services to funds included in the 401(k) Savings Plan. Participants in the 401(k) Savings Plan paid management fees to such affiliate of State Street in 2025. The investment management agreement was entered into on an arm's-length basis.

- In 2025, The Vanguard Group ("Vanguard") paid premiums of approximately $1.83 million for insurance policies with subsidiaries of the Company in the ordinary course of business and on substantially the same terms as those offered to other customers, and subsidiaries of the Company have paid, or may pay, claims in the ordinary course of business in connection with such insurance policies. In addition, Vanguard provides investment management services to funds included in the qualified and non-qualified pension plans and the 401(k) Savings Plan. In 2025, the Company paid approximately $436,000 in management fees to Vanguard in connection with these plans and participants in the 401(k) Savings Plan also paid management fees to Vanguard. The investment management agreements were entered into on an arm's-length basis.

From time to time, an individual who is considered a "related person" under the Related Person Transaction Policy may purchase insurance policies from the Company in the ordinary course of business and on customary terms. A number of related persons currently hold policies issued by the Company on terms available to customers generally, in accordance with standard underwriting guidelines.

# Non-Employee Director Compensation

The Nominating and Governance Committee of the Board recommends to the full Board for approval the amount and composition of Board compensation for non-employee directors. Directors who are our employees are not compensated for their service on the Board. In accordance with the Company's Governance Guidelines, the Nominating and Governance Committee reviews the significance and appropriateness of each of the components of the Director Compensation Program at least once every two years. The Compensation Committee's independent compensation consultant, FW Cook, advises the Nominating and Governance Committee with respect to director compensation.

The objectives of the Nominating and Governance Committee are to compensate directors in a manner that closely aligns the interests of directors with those of our shareholders, to attract and retain highly qualified directors and to structure and set total compensation in such a manner and at such levels that will not call into question any director's objectivity. The Committee works with its independent compensation consultant to ensure that its compensation program is consistent with current market practices. It is the Board's practice to provide a mix of cash and equity-based compensation to non-employee directors, as discussed below.

## Elements of Non-Employee Director Compensation

| | Element | | Timing |
|---|---|---|---|
| **CASH** | **Annual Retainer** | Each non-employee director receives an annual retainer of $150,000. | Annual retainers and committee chair fees are paid in quarterly installments, in arrears at the end of each quarter, either: (1) in cash or (2) if the director so elects, in common stock units credited to his or her deferred compensation account (discussed under "Director Deferral Plan" below) and distributed at a later date designated by the director. |
| **ADDITIONAL FEES** | **Committee Chair Fees and Lead Director Retainer** | The chairs of certain committees are paid additional fees in cash in connection with their services as follows:<br><br>• Audit Committee - $35,000<br><br>• Compensation Committee - $30,000<br><br>• Nominating and Governance Committee - $25,000<br><br>• Investment and Capital Markets Committee - $25,000<br><br>• Risk Committee - $35,000<br><br>The Lead Director is paid an additional $75,000 annual cash retainer. | |
| **EQUITY** | **Annual Deferred Stock Award** | Under the Director Compensation Program, during 2025, each non-employee director nominated for re-election to the Board was awarded $195,000 in deferred stock units. The deferred stock units were granted under our 2023 Stock Incentive Plan and vest in full one day prior to the date of the annual shareholder meeting occurring in the year following the year of the date of grant so long as the non-employee director continuously serves on the Board through that date. The value of deferred stock units rises or falls as the price of our common stock fluctuates in the market. Dividend equivalents (in an amount equal to the dividends paid on shares of our common stock) on the deferred stock units are deemed "reinvested" in additional deferred stock units. Directors are subject to a stock ownership target as described under "Director Stock Ownership" below.<br><br>In May 2025, the Director Compensation Program was amended to increase the value of the annual deferred stock award to non-employee directors to $210,000 beginning with the 2026 award. | The accumulated deferred stock units, including associated dividend equivalents, in a director's account are distributed in the form of shares of our common stock either in a lump sum or in annual installments, at the director's election, **beginning at least six months following termination of his or her service as a director.** |

# Director Deferral Plan

In addition to receiving the annual deferred stock award in the form of deferred stock units, non-employee directors may elect to have all or any portion of their annual retainer and any lead director or committee chair fees paid in cash or deferred through our Deferred Compensation Plan for Non-Employee Directors. Deferrals of the annual retainer and any lead director or committee chair fees are notionally "invested" in common stock units. Any director who elects to have any of his or her fees credited to his or her deferred compensation plan account as common stock units will be deemed to have purchased shares on the date the fees would otherwise have been paid in cash, based on the closing market price of our common stock on such date.

The value of common stock units rises or falls as the price of our common stock fluctuates in the market. In addition, dividend equivalents (in an amount equal to the dividends paid on shares of our common stock) on the units are deemed "reinvested" in additional common stock units. The accumulated common stock units, including associated dividend equivalents, in a director's account are distributed in the form of shares of our common stock on pre-designated dates. Shares of common stock issued in payment of the deferred fees are awarded under our 2023 Stock Incentive Plan.

# Director Stock Ownership

The Board believes its non-employee directors should accumulate and retain a level of ownership of our equity securities to align the interests of the non-employee directors and the shareholders. Accordingly, the Board has established an ownership target for each non-employee director equal to four times the director's most recent annual deferred stock award. Each new director is expected to meet or exceed this target within four years of his or her initial election to the Board, except that, if the annual deferred stock award for any of those four years is less than the most recent previous annual deferred stock award, the director is expected to meet or exceed the higher target within five years of his or her initial election to the Board.

All of our current non-employee directors have achieved stock ownership levels in excess of the target amount or have joined the board within the last five years and are expected to meet the target within the required time period. Non-employee directors currently receive more than 50% of their annual board and committee compensation in the form of deferred stock units. The shares underlying these units are not distributed to a director until at least six months after the director leaves the Board. Accordingly, all of our non-employee directors hold equity interests that they cannot sell for so long as they serve on the Board and at least six months afterwards.

# Director Compensation for 2025

The 2025 compensation of non-employee directors is displayed in the table below.

| Name | Fees Earned or Paid in Cash[1] ($) | Stock Awards[2] ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|
| Russell G. Golden | 165,495 | 195,004 | — | 360,499 |
| William J. Kane[3] | 66,319 | — | — | 66,319 |
| Thomas B. Leonardi | 169,148 | 195,004 | — | 364,152 |
| Clarence Otis Jr. | 174,148 | 195,004 | — | 369,152 |
| Elizabeth E. Robinson | 169,148 | 195,004 | — | 364,152 |
| Rafael Santana | 144,148 | 195,004 | — | 339,152 |
| Todd C. Schermerhorn | 244,396 | 195,004 | — | 439,400 |
| Laurie J. Thomsen | 144,148 | 195,004 | — | 339,152 |
| Bridget van Kralingen | 144,148 | 195,004 | — | 339,152 |
| David S. Williams | 144,148 | 195,004 | — | 339,152 |

[1] The fees earned for non-employee directors consist of an annual retainer along with committee chair fees and a lead director annual retainer, to the extent applicable. In May 2025, the annual retainer increased to $150,000 and the lead director annual retainer increased to $75,000. All of the non-employee directors, other than Ms. Robinson and Mr. Golden, received all of their fees in cash. Ms. Robinson and Mr. Golden elected to receive the 2025 annual retainer and committee chair fees, as applicable, in the form of common stock units, which will be accumulated in their deferred compensation plan account and distributed, together with associated dividend equivalents, at a later date (Ms. Robinson — 614 common stock units and Mr. Golden — 599 common stock units). The table above does not include a value for dividend equivalents attributable to the common stock units received in lieu of cash fees because they are earned at the same rate as the dividends on the Company's common stock and are not preferential.

[2] The dollar amounts represent the grant date fair value of deferred stock units granted in 2025, calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718, Compensation-Stock Compensation ("ASC Topic 718"), without taking into account estimated forfeitures, based on the closing market price on the NYSE of our common stock on the grant date. The dividend equivalents attributable to the annual deferred stock unit awards are deemed "reinvested" in additional deferred stock units and are distributed, together with the underlying deferred stock units, in the form of shares of our common stock beginning at least six months following termination of service as a director. In accordance with the SEC's rules, dividend equivalents on stock awards are not required to be reported because the amounts of future dividends are factored into the grant date fair value of the awards. For a discussion of annual deferred stock awards, see "Elements of Non-Employee Director Compensation —— Annual Deferred Stock Award" above.

On February 4, 2025, each non-employee director nominated for re-election to the Board at that time was granted 799 deferred stock units (determined by dividing $195,000 by the closing market price on the NYSE of our common stock of $244.06 on February 4, 2025). Each award is subject to forfeiture if a director leaves the Board before May 19, 2026 (the day prior to the Annual Meeting).

The following table provides information with respect to aggregate holdings of common stock units and unvested and vested deferred stock units beneficially owned by our non-employee directors at December 31, 2025. The amounts below include dividend equivalents credited (in the form of additional common stock units or deferred stock units, respectively) on common stock units and deferred stock units.

| Name | Unvested Deferred Stock Units (#) | Common Stock Units and Vested Deferred Stock Units (#) |
|---|---|---|
| Russell G. Golden | 811 | 3,719 |
| Thomas B. Leonardi | 811 | 4,293 |
| Clarence Otis Jr. | 811 | 15,685 |
| Elizabeth E. Robinson | 811 | 10,645 |
| Rafael Santana | 811 | 3,081 |
| Todd C. Schermerhorn | 811 | 12,725 |
| Laurie J. Thomsen | 811 | 60,395 |
| Bridget van Kralingen | 811 | 3,081 |
| David S. Williams | 811 | 937 |

[3] Mr. Kane retired from the Company's Board of Directors effective May 21, 2025, the date of our 2025 annual meeting of shareholders, and the fees earned in 2025 consist of the pro-rated portion of the annual retainer and committee chair fees, as applicable, for the period through such date.

| ITEM 2 | Ratification of Independent Registered Public Accounting Firm |  Your Board recommends you vote **FOR** the ratification of KPMG LLP as our independent registered public accounting firm for 2026. |

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee has selected KPMG LLP ("KPMG") to serve as our independent registered public accounting firm for 2026.

Although ratification is not required by our bylaws or otherwise, the Board is submitting the selection of KPMG to our shareholders for ratification because we value our shareholders' views on the Company's independent registered public accounting firm. If our shareholders fail to ratify the selection, it will be considered notice to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

Travelers Property Casualty Corp. ("TPC") and The St. Paul Companies, Inc. ("The St. Paul") merged in 2004 (the "Merger") to form the Company. KPMG has continuously served as the independent registered public accounting firm of TPC since 1994. KPMG had continuously served as the independent registered public accounting firm of The St. Paul and its subsidiaries from 1968 through the time of the Merger, when TPC was deemed the acquirer for accounting purposes.

As part of the evaluation of its independent registered public accounting firm, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. In addition, in conjunction with the mandated rotation of the independent registered public accounting firm's lead audit partner, the Audit Committee and the Audit Committee Chairman are directly involved in the selection of KPMG's lead audit partner. The Audit Committee and the Board of Directors believe that the continued retention of KPMG to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders.

Representatives of KPMG are expected to be present at the Annual Meeting. They also will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

## Audit and Non-Audit Fees

In connection with the audit of the 2025 financial statements, we entered into an agreement with KPMG which sets forth the terms by which KPMG would perform audit services for the Company. The following table presents fees for professional services rendered by KPMG for 2025 and 2024:

|  | 2025 | 2024 |
|---|---|---|
| Audit fees[1] | $ 12,166,900 | $ 11,247,000 |
| Audit-related fees[2] | 2,944,900 | 863,000 |
| Tax fees[3] | 142,900 | 201,200 |
| Total | $ 15,254,700 | $ 12,311,200 |

[1] Fees paid were for audits of financial statements, reviews of quarterly financial statements and related reports, as well as reviews of registration statements and certain periodic reports filed with the SEC.

[2] Services in 2024 primarily consisted of audits of employee benefit plans and reports on internal controls not required by applicable regulations. In addition to those services, in 2025, the services included carve-out financial statement audits associated with the sale of the Company's Canadian personal insurance business and the majority of its Canadian commercial insurance business to Definity Financial Corporation, which closed on January 2, 2026.

[3] Tax fees related primarily to tax return preparation and assistance services, as well as domestic and international tax compliance-related services.

The Audit Committee of the Board considered whether providing the non-audit services included in this table was compatible with maintaining KPMG's independence and concluded that it was.

Consistent with SEC policies regarding auditor independence and the Audit Committee's charter, the Audit Committee has responsibility for appointing, setting compensation for and reviewing the performance of the independent registered public accounting firm. In exercising this responsibility, the Audit Committee preapproves all audit and permitted non-audit services provided by the independent registered public accounting firm. Each year, the Audit Committee approves an annual budget for such permitted non-audit services and requires the independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year. The Audit Committee has authorized our Chief Auditor to approve KPMG's commencement of work on such permitted services within that budget, although the Chair of the Audit

Committee must approve any such permitted non-audit service within the budget if the expected cost for that service exceeds $100,000. During the year, circumstances may arise that make it necessary to engage the independent registered public accounting firm for additional services that would exceed the initial budget. The Audit Committee has delegated the authority to the Chair of the Audit Committee to review such circumstances and to grant approval when appropriate. All such approvals are then reported by the Audit Committee Chair to the full Audit Committee at its next meeting.

# Report of the Audit Committee

The Audit Committee operates pursuant to a charter which is reviewed annually by the Audit Committee. Additionally, a brief description of the primary responsibilities of the Audit Committee is included under the heading "Governance of Your Company—Committees of the Board and Meetings—Audit Committee" in this Proxy Statement. Under the Audit Committee charter, management is responsible for the preparation, presentation and integrity of the Company's financial statements, the application of accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm is responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with U.S. generally accepted accounting principles. In addition, the independent registered public accounting firm is responsible for auditing and expressing an opinion on the Company's internal controls over financial reporting.

In the performance of its oversight function, the Audit Committee reviewed and discussed the audited financial statements of the Company with management and with the independent registered public accounting firm. The Audit Committee also received information regarding, and discussed with the independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC, including matters concerning the independence of the independent registered public accounting firm.

Based upon the review and discussions described in the preceding paragraph, the Audit Committee recommended to the Board that the audited financial statements of the Company be included in the Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC.

**Submitted by the Audit Committee of the Company's Board of Directors:**

| | |
|---|---|
| **Russell G. Golden (Chair)** | **Bridget van Kralingen** |
| **Todd C. Schermerhorn** | **David S. Williams** |
| **Laurie J. Thomsen** | |

<table>
<tr><td>**ITEM**<br>**3**</td><td># Non-Binding Vote to Approve Executive Compensation</td><td> Your Board recommends you vote **FOR** approval of named executive officer compensation.</td></tr>
</table>

The Company is requesting, pursuant to Section 14A of the Exchange Act, that shareholders vote, on a non-binding basis, to approve the compensation of our named executive officers as discussed in the "Compensation Discussion and Analysis" and the tabular executive compensation disclosure, including the "Summary Compensation Table" and accompanying narrative disclosure. The Company currently intends to hold such votes annually. The next vote to approve the compensation of our named executive officers is expected to be held at the Company's 2027 Annual Meeting of Shareholders. While the Board intends to consider carefully the results of this vote, the final vote is advisory in nature and is not binding on the Company or the Board.

The Board recommends that shareholders vote "FOR" the following resolution:

**RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the "Compensation Discussion and Analysis", compensation tables and related narrative discussion, is hereby APPROVED.**

As described in the "Compensation Discussion and Analysis", our executive compensation programs are structured consistent with our longstanding pay-for-performance philosophy and utilize performance measures that are intended to align compensation with the creation of shareholder value and to reinforce a long-term perspective.

In deciding how to vote on this proposal, the Board encourages you to read the "Compensation Discussion and Analysis", particularly the "2025 Overview". In making compensation decisions for the 2025 performance year, the Compensation Committee considered the Company's strong results in 2025 and over time on both an absolute basis and relative to our peers, as well as the financial metrics and other factors described in the "Compensation Discussion and Analysis".

# Compensation Discussion and Analysis

## 2025 Overview

This overview summarizes performance highlights from this year and over time that the Compensation Committee considered when awarding variable compensation to our named executive officers in February 2026 with respect to the 2025 performance year.

### Another Year of Very Strong Financial Performance

With respect to this year's performance, the Compensation Committee considered the Company's outstanding results and strategic accomplishments. Significantly, these results were driven by the fundamental, underlying strength of our business and strong execution, rather than any unusually favorable conditions or isolated factors, including favorable weather. Specifically, record underlying underwriting income along with net favorable prior year reserve development and strong net investment income, more than offset a record level of catastrophe losses, driven by the California wildfires.

| Net Income of $6.3 billion and Net Income per Diluted Share of $27.43 | Core Income* of $6.3 billion and Core Income per Diluted Share* of $27.59 | Return on Equity of 21.0% and Core Return on Equity* of 19.4% | Book Value per Share and Adjusted Book Value per Share* increased 23% and 14%, respectively, while we also returned $4.2 billion in capital to shareholders and continued to make strategic investments in our business. |
|---|---|---|---|

| | |
|---|---|
| **Underwriting** | We generated **record underwriting income* of $4.3 billion pre-tax**. Underlying underwriting income* (which is our underwriting income excluding the impact of catastrophes and net prior year reserve development) increased by more than 23% from a record level in the prior year to an even stronger **$5.5 billion after-tax,** driven by record net earned premiums and exceptional profitability. Underlying underwriting income is a meaningful measure to assess business performance for the current year because this measure excludes catastrophes, which are unpredictable in nature and can only be managed over time, and prior year loss reserve development, which relates to the re-estimation of reserves recorded in prior years. This year's level of underlying underwriting income positions us to deliver strong core income and returns even in the face of elevated losses from catastrophes, as we and the industry experienced in 2025. |
| **Operating Leverage** | Our very strong 2025 consolidated **expense ratio of 28.5%** is down 300 basis points, or nearly 10%, since we began our deliberate and successful strategy about a decade ago to improve productivity and efficiency. We focus on operating leverage as a strategic priority not necessarily to benefit the bottom line, but because it gives us the flexibility to let the benefit fall to the bottom line, invest further in our strategic priorities and/or be more competitive on pricing without compromising our return objectives. |
| | Case in point, since 2017, we have more than doubled our investment in strategic technology initiatives while lowering our expense ratio. Over that same period, we increased our routine but necessary (i.e., non-strategic) technology spending at a significantly slower rate, meaningfully improving the overall strategic mix of our technology spend. |
| **Execution of Our Marketplace Strategy** | **Net written premiums** increased to a **record $44.4 billion**. Over the past decade, we have grown net written premiums by nearly 80%, or a compound annual growth rate of 6.6%, from $25.0 billion to $44.4 billion. This meaningful growth has been part of a deliberate strategy to profitably improve our growth trajectory. We seek to achieve profitable growth by investing in franchise value — making sure that we offer the products, services and experiences that our customers want to buy, and our distribution partners want to sell. |
| **Investment Performance** | Our disciplined strategy and well-constructed portfolio positioned us to deliver robust **pre-tax net investment income of $4.0 billion, an increase of 10% from last year.** Notably, for the first time, total invested assets surpassed $100 billion during 2025. |
| **Total Shareholder Return (TSR)** | Our total return to shareholders for the one-, three- and five-year periods ended December 31, 2025 was approximately 22%, 64% and 129%, respectively, as compared to 18%, 86% and 96% for the S&P 500. These returns placed the Company at the 70th, 50th, and 52nd percentile of our Compensation Comparison Group for the one-, three- and five-year periods ended December 31, 2025, respectively. |

\*    See "Annex A: Reconciliation of GAAP Measures to Non-GAAP Measures and Selected Definitions" on page A-1.

# 2025 Performance-Based Compensation

When making the compensation decisions described below, the Compensation Committee considered the factors discussed above under "2025 Overview" and below under "—Factors Considered in Awarding 2025 Bonuses" and the successful execution over many years of the Company's long-term strategic plan as discussed under "—Successful Execution of Our Long-Term Strategy". In particular, the Compensation Committee considered the Company's exceptional 2025 performance, including record net written premiums, underwriting income, net and core income, return on equity and cash flow from operations, with each of our three business segments contributing to these exceptional 2025 results. Significantly, these results were driven by the fundamental, underlying strength of our business and strong execution, rather than any unusually favorable conditions or isolated factors, including favorable weather. Specifically, record underlying underwriting income along with net favorable prior year reserve development and strong net investment income, more than offset a record level of catastrophe losses, driven by the California wildfires. The Compensation Committee also considered the substantial contributions made by the named executive officers in achieving our strong financial and operating results and that the named executive officers individually performed at superior levels. In addition, the Compensation Committee considered relevant compensation information for our Compensation Comparison Group, each individual executive's experience and skill set and other relevant factors.

In connection with Mr. Schnitzer's compensation for the 2025 performance year, the Compensation Committee also considered Mr. Schnitzer's effective leadership this past year and over the past ten years, and the successful development and execution over the past ten years of the Company's strategic plan for continued success in light of the forces of change impacting the industry. Over the past ten years, the Company has:

- grown its premium base by nearly 80%, from about $25 billion to more than $44 billion;

- increased its underlying underwriting income by more than 300%, from $1.3 billion to $5.5 billion;

- more than doubled its operating cash flow, from $4.5 billion to more than $10.6 billion;

- increased the size of its investment portfolio by more than 50%, from approximately $70 billion to more than $106 billion; and

- delivered return on equity that has been, on average, more than 1,000 basis points over the 10-year treasury, and, at industry-low volatility.

Based in part on these factors, the Compensation Committee made the compensation decisions described below.

| | Element | Chief Executive Officer | Other Named Executive Officers |
|---|---|---|---|
| **PERFORMANCE-BASED CASH** | **Annual Bonus** | • Mr. Schnitzer's annual cash bonus increased from $7 million to $9 million year-over-year. | • The annual cash bonus for Messrs. Frey and Kess increased by an average of 22% compared to the prior year.<br>• The annual cash bonus for Messrs. Klein and Toczydlowski increased by an average of 24% compared to the prior year. |
| **PERFORMANCE-BASED EQUITY** | **Long-Term Incentives** | • Mr. Schnitzer was granted an annual equity award of $18.05 million, an increase from $15.25 million last year. | • Consistent with the prior year, Messrs. Frey and Kess were granted an annual equity award set at 3 times base salary.<br>• Consistent with the prior year, Messrs. Toczydlowski and Klein were granted an annual equity award set at 4 times base salary. |

# Consistently Strong Performance Over Time

Our outstanding results in 2025 build upon our exceptional results over the past decade. These results demonstrate the continued successful execution of our long-term financial strategy to create shareholder value.

| STRATEGIC OBJECTIVE | TRAVELERS TEN-YEAR PERFORMANCE |
|---|---|
| **Deliver superior returns on equity by leveraging our competitive advantages** | ✓ Produced **industry-leading return on equity** with **low levels of volatility** |
| **Generate earnings and capital substantially in excess of our growth needs** | ✓ Increased dividends per share at an **average annual rate of more than 6%** |
| | ✓ Returned approximately **$26 billion** of excess capital to our shareholders |
| **Thoughtfully rightsize capital and grow book value per share over time** | ✓ Increased our book value per share by **90%** and our adjusted book value per share by **110%** |
| | ✓ Delivered a total return to shareholders of **220%** |

The Company's successful execution of this long-term financial strategy is demonstrated by the results we have achieved over time as discussed below, and our total return to shareholders over time, as discussed under "Achieved Superior Total Return to Shareholders Over Time" on page 38.

## Continued Profitability and Quality Underlying Underwriting Results

- Our business starts with **risk selection, underwriting and pricing segmentation**.

- Our 2025 **underlying underwriting income** (or "underwriting income" excluding the impact of catastrophes and net prior year reserve development) **increased year-over-year to a record $5.5 billion after-tax, up 23% from last year's then record**. To put these results in context, our underlying underwriting income increased more than 300% over the past decade. This level of underlying underwriting income positions us to deliver strong core income and returns even in the face of elevated losses from catastrophes, as we and the industry experienced in 2025.

- This result reflects the success we have had **executing on our innovation strategy** and demonstrates the **quality of our underwriting** and the **discipline with which we run our business**.

**UNDERLYING UNDERWRITING GAIN[1]**
**(in billions, after-tax)**

| Year | Value |
|---|---|
| 2016 | $1.3 |
| 2017 | $1.2 |
| 2018 | $1.5 |
| 2019 | $1.4 |
| 2020 | $2.0 |
| 2021 | $2.3 |
| 2022 | $2.1 |
| 2023 | $3.2 |
| 2024 | $4.5 |
| 2025 | $5.5 |

[1] Excludes the impact of net prior year reserve development and catastrophe losses.

## Measuring Results Over Time

The results we deliver are due to our deliberate and consistent approach to creating shareholder value. Our consistently articulated objective is to produce an appropriate return on equity for our shareholders over time. We emphasize that the objective is measured over time because we recognize that a long-term perspective is especially important in the property and casualty insurance industry where a short-term focus could create incentives for management to relax underwriting or investment standards to increase revenue and reported profit in the near term but create excessive risk for shareholders over the longer term. Moreover, results in the property and casualty insurance industry can vary significantly when measured year-to-year due to a variety of factors, including interest rates, reserve developments and weather, and success can only be measured over time and in the context of periods of financial crises, natural and man-made catastrophes, pandemics and other anticipated and unanticipated developments impacting loss trends and through both general economic cycles and more extreme economic conditions. Accordingly, we believe that the right way to manage our business is with a long-term perspective and to create value over time. The Compensation Committee believes that our compensation program should reinforce this long-term perspective, as it has historically.

## Successful Execution of Our Long-Term Strategy

Recognizing that any strategy to deliver leading return on equity over time requires a strategy to grow over time, shortly after Mr. Schnitzer was appointed Chief Executive Officer in 2015, he and the leadership team laid out a strategy to achieve profitable growth in the context of the forces of change they identified as impacting the industry — namely, changing consumer expectations, emerging technology trends, more sophisticated data and analytics and evolving distribution models. Core to this strategy was executing on an ambitious innovation agenda to leverage those forces of change. As those forces of change have evolved since then, we have methodically, iteratively and deliberately evolved this strategy. Our successful execution of this strategy through various economic and market conditions has created a virtuous cycle, one in which the combination of well-conceived and executed strategic initiatives, an effective capital management strategy and a thoughtful investment strategy, contribute to attractive returns and growth in adjusted book value per share.

The charts below illustrate this strategy at work and its compounding, multi-year benefit.



[1] The combined ratio is used as an indicator of the Company's underwriting discipline, efficiency in acquiring and servicing its business and overall underwriting profitability. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

[2] Excludes the impact of catastrophes and prior year reserve development.

[3] Invested assets excludes net unrealized investment gains (losses). Invested assets includes $3.3 billion of invested assets classified as held for sale as of December 31, 2025.

## Achieved a Superior Return on Equity

Our return on equity has meaningfully outperformed the average return on equity for the property and casualty industry in each of the past ten years.

- Our 2025 return on equity of **21.0%** substantially exceeded the average return on equity for the domestic property and casualty industry in 2025 of approximately **11.7%**, as estimated by Conning, Inc., a global investment management firm. For 2025, our return on equity comfortably covered our cost of equity and exceeded the average 10-year treasury by approximately 1,700 basis points.

- Our average return on equity over the past decade of **13.1%** exceeded the average return on equity for the domestic property and casualty industry of **8.0%** and the average return on equity for the property and casualty companies in our Compensation Comparison Group of **12.7%**. We have posted a double-digit return on equity in every year over the last decade, except for 2017, a difficult catastrophe year for the industry (with three hurricanes and wildfires in California), in which we posted a **9%** return on equity. In every one of those years we comfortably covered our cost of equity. In addition, over the past decade, our average return on equity has exceeded the average 10-year treasury by an average of 1,000 basis points.

- Our average return on equity over the past decade has been accompanied by significantly less volatility as compared to the average volatility for the property and casualty insurers who are members of our Compensation Comparison Group. We believe that our performance over time demonstrates the value of our competitive advantages and the discipline with which we run our business.



**RETURN ON EQUITY**

Legend:
- Travelers
- Travelers Average
- US P&C Insurers[1]
- US P&C Insurers Average [1]

[1]  2025 Forecast: © 2026 Conning, Inc., as published in Conning's Property-Casualty Forecast & Analysis by Line of Insurance, 2025 Q4 edition. Used with permission. Historical data: © 2026 S&P Global Market Intelligence LLC. Used with permission.

**Increased Book Value Per Share and Returned Significant Excess Capital to Our Shareholders**

Over the last ten years, we meaningfully grew both book value per share and adjusted book value per share (which excludes the after-tax impact of unrealized gains and losses on investments) while at the same time continuing to invest meaningfully in our competitive advantages and returning substantial excess capital to shareholders.

- During 2025, **our book value per share and adjusted book value per share increased by 23% and 14%, respectively**, while, at the same time, we continued to make strategic investments in our business and to return a significant amount of excess capital to our shareholders through dividends and share repurchases.

- Over the past decade, **the compound annual growth rate of our book value per share was approximately 7% and the compound annual growth rate of our adjusted book value per share was 8%**.



**GROWING ADJUSTED BOOK VALUE PER SHARE**[1]

[1] Excludes net unrealized investment gains (losses), net of tax, included in shareholders' equity.

- During 2025, we returned **$4.2 billion** in capital to shareholders through share repurchases of **$3.2 billion** and dividends of **$1.0 billion**.

- Over the past decade, we have returned approximately **$26 billion** of excess capital to our shareholders, including through more than **$17 billion** of share repurchases. Just by virtue of our share repurchase program, for a shareholder who purchased Travelers stock a decade ago their percentage ownership has **increased by approximately 36%**.

- Over the past decade, we have increased our dividend each year and increased dividends per share at an **average annual rate of more than 6%**.



**GROWING DIVIDENDS PER SHARE**

**Achieved Superior Total Return to Shareholders Over Time**

Strong financial results have led to outstanding total returns to shareholders over time (measured as the change in stock price plus the cumulative amount of dividends, assuming dividend reinvestment on the respective dividend payment dates). When making compensation decisions for the 2025 performance year, the Compensation Committee considered that our total return to shareholders, including share appreciation and dividends, was approximately 22%, 64% and 129% for the one, three and five years ended December 31, 2025, respectively, as compared to 15%, 64% and 123% for the Compensation Comparison Group, respectively. These returns placed the Company at the 70th, 50th, and 52nd percentile of our Compensation Comparison Group for the one-, three- and five-year periods ended December 31, 2025, respectively.

The Compensation Committee also considered the graph below which compares our total return to shareholders since the 2008 financial crisis to our Compensation Comparison group, the Dow 30, the S&P 500 and the S&P 500 Financials. For the period beginning January 1, 2008 (prior to the 2008 financial crisis) and ending December 31, 2025, our total shareholder return of 726% exceeded that of our Compensation Comparison Group, the Dow 30, the S&P 500 and the S&P 500 Financials.



**TOTAL RETURN TO SHAREHOLDERS**[1]

[1] Represents the change in stock price plus the cumulative amount of dividends, assuming dividend reinvestment. For each year on the chart, total return is calculated with January 1, 2008 as the starting point and December 31 of the relevant year as the ending point. © Bloomberg Finance L.P. Used with permission of Bloomberg.

As we discussed above, under "Measuring Results Over Time", a long-term perspective is especially important in the property and casualty insurance industry where a short-term focus could create incentives for management to relax underwriting or investment standards to increase revenue and reported profit in the near term but create excessive risk for shareholders over the longer term. Consequently, in assessing total shareholder return, the Compensation Committee generally gives greater weight to performance over a longer period of time.

# Pay-for-Performance Philosophy

Our compensation program, the objectives and structure of which have been stable over time and aligned with our articulated financial strategy, is designed to reinforce a long-term perspective and align the interests of our executives with those of our shareholders. We measure our success in executing on our financial strategy over time. As noted above, this long-term perspective is especially important in the property and casualty insurance industry where a short-term focus could create incentives for management to relax underwriting or investment standards to increase revenue and reported profit in the near term but create excessive risk for shareholders over the longer term. Moreover, results in the property and casualty insurance industry can vary significantly when measured year-to-year due to a variety of factors, and success can only be measured over time and in the context of periods of financial crises, natural and man-made catastrophes, pandemics and other anticipated and unanticipated developments impacting loss trends and through both general economic cycles and more extreme economic conditions. Accordingly, we believe that the right way to manage our business is with a long-term perspective and to create value over time.

**Consistent with our longstanding pay-for-performance philosophy, the Compensation Committee believes that:**

 When we generally exceed our performance goals and the named executive officers individually perform at superior levels in achieving that performance, total compensation for our executive officers should be set at superior levels compared to the compensation levels for equivalent positions in our Compensation Comparison Group.

 When we do not generally exceed our performance goals or the named executive officers individually do not perform at superior levels, total compensation for these executives should be set at lower levels.



**In addition, to a greater extent than many of the companies included in our Compensation Comparison Group, due to the absence of time-based restricted stock in our ongoing program, the ultimate value of our named executive officer compensation is performance-based and is tied to operating results and increases in shareholder value over time.**

While the objectives and structure of our compensation program have been stable over time, compensation levels vary from year-to-year and correlate with our results. The following chart illustrates the directional relationship between total direct compensation (consisting of paid salary, cash bonus and the grant date value of long-term incentives as reflected in the Supplemental Table on page 62) for the Chief Executive Officer and the Company's performance, as reflected by core return on equity ("ROE")). As explained under "—Objectives of Our Executive Compensation Program" below, the Compensation Committee believes that the effective management of catastrophes can only be evaluated over a longer period of time and that compensation levels should encourage a long-term perspective. The Compensation Committee takes into account the level of catastrophe losses — both over the longer-term and short-term — when determining the overall size of annual cash bonuses and long-term equity awards but believes that compensation levels should reflect but not be as volatile from year-to-year as changes in financial results due to catastrophe losses. This approach ensures that executives are appropriately accountable for managing the Company's catastrophe losses, but are not unduly rewarded, or disadvantaged, based on the level of catastrophe losses in a given year.

**CEO TOTAL DIRECT COMPENSATION AND CORE ROE**



| | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|---|---|---|---|---|
| CEO Comp ($M) | $15.20 | $13.90 | $15.20 | $17.75 | $19.00 | $20.70 | $22.35 | $21.45 | $23.70 | $28.50 |
| Core ROE | 13.3% | 9.0% | 10.7% | 10.9% | 11.3% | 13.7% | 11.3% | 11.5% | 17.2% | 19.4% |
| ROE | 12.5% | 8.7% | 11.0% | 10.5% | 10.0% | 12.7% | 12.2% | 13.6% | 19.2% | 21.0% |

Differences between total direct compensation for each performance year in the chart above and information included in the "Summary Compensation Table" are discussed in "—Total Direct Compensation for 2023-2025 (Supplemental Table)" and "—The Differences Between This Supplemental Table and the Summary Compensation Table" on page 62.

# Objectives of Our Executive Compensation Program

With our overarching pay-for-performance philosophy in mind, the Compensation Committee has approved the following five primary objectives of our executive compensation program.

| Objective | |
| --- | --- |
| **Link compensation to the achievement of our short- and long-term financial and strategic objectives** | The Compensation Committee believes that a properly structured compensation system should measure and reward performance on multiple bases. To ensure an appropriate degree of balance in the program, the compensation system is designed to measure short- and long-term financial and operating performance, the efficiency with which capital is employed in the business, the effective management of risk, the achievement of strategic initiatives and the individual performance of each executive. |
| | The Compensation Committee further believes that the most senior executives, who are responsible for the development and execution of our strategic and financial plans, should have the largest portion of their compensation tied to performance-based incentives, including stock-based compensation, the ultimate value of which is dependent on the performance of our stock price over time and on our three-year core return on equity. Accordingly, the proportion of total compensation that is performance-based increases with successively higher levels of responsibility. In addition, in evaluating the Company's overall performance, the Compensation Committee considers that our business is subject to year-to-year volatility outside of management's control, including natural and man-made catastrophic events. The Compensation Committee believes that, because the impact of catastrophes in any given year can produce significant volatility, the effective management of catastrophes can only be evaluated over a longer period of time. As a result, although the Compensation Committee believes that the impact of catastrophes on the Company's financial results should be reflected in its executive compensation decisions, the Compensation Committee does not believe it is appropriate for compensation levels to be subject to as much volatility year-to-year as may be caused by actual catastrophes. |
| **Provide competitive compensation opportunities to attract, retain and motivate high-performing executive talent** | Our overall compensation levels are designed to attract and retain the best executives in light of the competition for executive talent. We recognize that to continue to produce industry-leading results over time, we need to continuously cultivate that talent. We do so with competitive compensation programs that are designed to attract, motivate and retain our best people, development programs that foster personal and professional growth, and a focus on diversity and inclusion as a business imperative. |
| | In addition, the Compensation Committee believes that, when we generally exceed our performance goals and the named executive officers individually perform at superior levels in achieving that performance, total compensation for these executive officers should be set at superior levels compared to the compensation levels for equivalent positions in our Compensation Comparison Group. When we do not generally exceed our performance goals or the named executive officers individually do not perform at superior levels, total compensation for these executives should be set at lower levels. |
| | The Compensation Committee may also consider other relevant facts and circumstances in awarding compensation in order to attract, retain and motivate high-performing talent. |

**Objective**

| | |
|---|---|
| **Align the interests of management and shareholders by paying a substantial portion of total compensation in stock-based incentives and ensuring that executives accumulate meaningful stock ownership stakes over their tenure** | The Compensation Committee believes that the interests of executives and shareholders should be aligned. Accordingly, a significant portion of the total compensation for the named executive officers is in the form of stock-based compensation. The components of the annual stock-based compensation granted to the named executive officers in 2026 and in prior year were stock options and performance shares. Stock options provide value only if our stock appreciates, and performance shares vest only if a specified performance threshold is met. In addition, as discussed below, senior executives are expected to achieve specified stock ownership targets. Both the portion of total compensation attributable to stock-based programs and the expected level of executive stock ownership increase with successively higher levels of responsibility. |
| **Maximize, to the extent equitable and practicable, the financial efficiency of the overall compensation program** | As part of the process of approving the initial design of incentive plans, or any subsequent modifications made to such plans, and determining awards under the plans, the Compensation Committee evaluates the aggregate economic costs and dilutive impact to shareholders of such compensation, the expected tax and accounting treatment and the impact on our financial results. The Compensation Committee attempts to balance the various financial implications of each program to ensure that the system is as efficient as possible and that unnecessary costs are avoided. |
| **Reflect established and evolving corporate governance standards** | The Compensation Committee, with the assistance of our Human Resources Department and the Compensation Committee's independent compensation consultant, stays abreast of current and developing corporate governance standards and trends with respect to executive compensation and adjusts the various elements of our executive compensation program, from time to time, as it deems appropriate. |

As a result of this process, the Compensation Committee has adopted the following practices, among others:



# What We DO

✔ Provide for a cap on the maximum cash bonus opportunity for all of our named executive officers

✔ Maintain a robust share ownership requirement

✔ Maintain clawback policies giving us the ability to recover incentive awards from our executive officers

✔ Prohibit hedging transactions as specified in our securities trading policy

✔ Prohibit pledging shares without the consent of the Company (no pledges have been made)

✔ Engage in extensive outreach and maintain a regular dialogue with shareholders relating to the Company's governance, compensation and sustainability practices

✔ Engage an independent consultant that works directly for the Compensation Committee and does not work for management



# What We DON'T Do

✘ No excise tax "gross-up" payments in the event of a change in control

✘ No tax "gross-up" payments on perquisites for named executive officers

✘ No repricing of stock options and no buy-out of underwater options

✘ No excessive or unusual perquisites

✘ No dividends or dividend equivalents paid on unvested performance shares

✘ No above-market returns provided for in deferred compensation plans

✘ No guaranteed equity awards or bonuses for named executive officers

For a description of the duties of the Compensation Committee and its use of an independent compensation consultant, see "Governance of Your Company—Committees of the Board and Meetings—Compensation Committee" on page 13.

## Compensation Elements and Decisions

With our pay-for-performance philosophy and compensation objectives discussed above as our guiding principles, we deliver annual executive compensation through the following elements:

### 2025 Compensation Mix[1]

**CEO**



| **5%** Base Salary | **32%** Annual Cash Bonus | **38%** Performance Shares | **25%** Stock Options |

Performance-Based Pay
**95%**

**OTHER NEO AVERAGE**



| **11%** Base Salary | **49%** Annual Cash Bonus | **24%** Performance Shares | **16%** Stock Options |

Performance-Based Pay
**89%**

[1] Pay mix of total direct compensation for the 2025 performance year as reported in the Supplemental Table on page 62.

### CASH-BASED COMPENSATION

The Compensation Committee has determined that it is appropriate for the allocation of compensation between performance-based annual cash bonus and stock-based long-term incentives to be somewhat more heavily weighted towards cash bonus as compared to our Compensation Comparison Group. The Compensation Committee believes that this allocation is appropriate in light of the fact that a higher percentage of the named executive officers' total compensation (and total direct compensation) is performance-based as compared to the peer average and peer median of the Compensation Comparison Group. In particular, unlike a number of other companies in our Compensation Comparison Group that grant time-vesting restricted stock, annual equity awards made to the named executive officers are typically all performance-based.

### STOCK-BASED COMPENSATION

Annual awards of stock-based compensation are typically in the form of performance shares and stock options. Because our performance shares only vest if specified performance thresholds are met, and because stock options provide value only if our stock price appreciates, the Compensation Committee believes that such compensation is all performance-based; that is, the compensation awarded annually to our Chief Executive Officer and other named executive officers generally does not include awards that are earned solely due to the passage of time without regard to performance.

The following chart illustrates the mix of performance-based compensation to non-performance-based compensation of our Chief Executive Officer, compared to the chief executive officers of our Compensation Comparison Group.

## Travelers CEO Pay Mix[1] and Peer Average CEO Pay Mix[2]



**TRAVELERS CEO**

| 5% Base Salary | 32% Annual Cash Bonus | 38% Performance Shares | 25% Stock Options |

Performance-Based Pay
**95%**

**PEER CEO AVERAGE**

| 6% Base Salary | 11% Restricted Stock | 27% Bonus | 46% Performance Shares/units | 10% Stock Options |

Performance-Based Pay
**83%**

[1] Pay mix of total direct compensation for the 2025 performance year as reported in the Supplemental Table on page 62.

[2] Peer Average CEO Pay Mix reflects the pay mix of total direct compensation for our Compensation Comparison Group for their 2024 performance year (the most recent year for which data was publicly available) and was calculated by the Compensation Committee's independent compensation consultant. As part of that calculation, the independent compensation consultant annualized special non-recurring long-term incentive grants (for example, new hire, retention and promotion awards) to reflect an estimate of "per year" value when appropriate.

We also provide benefits and modest perquisites. In addition, from time to time, the Compensation Committee may make special cash or equity awards to one or more of our named executive officers. No special cash or equity awards were made to our named executive officers for the 2025 performance year.

## Base Salary

**METRICS**

The Compensation Committee's philosophy is to generally set base salary for executive officers at a level that is intended to be on average at or near the 50th percentile for equivalent positions in our Compensation Comparison Group.

Individual salaries may range above or below the median based on a variety of factors, including the potential impact of the executive's role at the Company, the terms of the executive's employment agreement, if any, the tenure and experience the executive brings to the position and the performance and potential of the executive in his or her role. Because salaries for executive officers are typically changed infrequently, at the time the Compensation Committee increases the salaries of executives, such salaries on average may initially, and for a period of time following such increases, be higher than the 50th percentile of our Compensation Comparison Group on the basis that over time the average is expected to be at, or near, approximately the 50th percentile.

Base salaries are reviewed annually, and adjustments are made from time to time as the Compensation Committee deems appropriate to recognize performance, changes in duties and/or changes in the competitive marketplace.



**Link To Strategy**

The Compensation Committee's base salary positioning supports the attraction and retention of high-quality talent, ensures an affordable overall cost structure and mitigates excessive risk taking.

**Base Salaries**

At its February 2026 meeting, the Compensation Committee increased Mr. Schnitzer's base salary by $50,000, his first increase in 36 months. After the February 2026 meeting, the base salary for Mr. Schnitzer approximates the median dollar amount of our Compensation Comparison Group, based on the most recently available data as provided by the Compensation Committee's independent compensation consultant.

No changes were made to the base salaries of the other named executive officers at the Compensation Committee's February 2026 meeting.

At its February 2025 meeting, the Compensation Committee increased the base salaries for each of the other named executive officers by $50,000. The current base salaries for the named executive officers are on average at approximately the median dollar amount of our Compensation Comparison Group, based on the most recently available data as provided by the Compensation Committee's independent compensation consultant.

Because salaries for executive officers are typically changed infrequently, at the time the Compensation Committee increases the salaries of executives who have not received an increase in several years, such salaries on average may initially, and for a period of time following such increases, be higher than the 50th percentile of our Compensation Comparison Group indicated by the most recently available data on the basis that over time the average is expected to be at, or near, approximately the 50th percentile.

# Annual Cash Bonus

The named executive officers are eligible to earn performance-based annual cash bonuses. The annual bonuses are based on the performance of the Company as a whole, taking into consideration performance against predetermined metrics as approved by the Board at the beginning of the year, as well as the individual performance of each executive. The annual cash bonuses are designed to further our goals described under "—Objectives of Our Executive Compensation Program", including motivating and promoting the achievement of our short- and long-term financial and strategic objectives.

## METRICS

The Compensation Committee evaluates a broad range of financial and non-financial metrics in awarding performance-based incentives each year.

The Compensation Committee believes that a formulaic approach to the determination of performance-based compensation could result in unintended consequences and is not an appropriate substitute for the Compensation Committee's informed and thorough deliberation and the application of its reasoned business judgment. The Compensation Committee believes that there is no substitute for understanding the Company's results and how those results were achieved. The application of a formulaic approach could be particularly damaging in the property and casualty industry, where prudent risk management and long-term thinking are critically important, and where the impact of executive decisions are only evident over longer periods of time. The Compensation Committee believes that its current approach allows it to appropriately assess the quality of performance results and ensures that executives are not unduly rewarded, or disadvantaged, based purely on the application of a mechanical formula.

## CORE RETURN ON EQUITY

Core return on equity is a principal factor in the Compensation Committee's evaluation of the Company's performance. The Compensation Committee believes that core return on equity should not be viewed as a single metric. Rather, by being a function of both core income and shareholders' equity (excluding unrealized gains and losses on investments), core return on equity is a function of both the Company's income statement which reflects the Company's top- and bottom-line performance for the periods presented, and balance sheet, which reflects the Company's financial position at a point in time and includes the Company's cumulative performance over time and the execution of its business and capital management strategies.

When evaluating core return on equity, the Compensation Committee considers:

- the Company's cost of equity;
- recent and historical trends with respect to interest rates;
- recent and historical trends with respect to core return on equity for the Company;
- recent and historical trends with respect to return on equity for the domestic property and casualty insurance industry, including the industry peers included in the Compensation Comparison Group; and
- the significantly lower level of volatility with respect to the Company's return on equity relative to the average volatility of the industry peers included in the Compensation Comparison Group.

## ADDITIONAL METRICS

The Compensation Committee also evaluates the Company's performance with respect to a wide range of other financial metrics included in the financial plan approved by the Board prior to the beginning of the year, including:

- Core income and core income per diluted share, and the metrics that contribute to those results, such as:
  - earned premiums;
  - investment income;
  - insurance losses; and
  - expense and capital management.

In light of the Company's objective to create shareholder value by generating significant earnings and taking a balanced approach to capital management, the Compensation Committee also reviews per share growth in book value and adjusted book value over time. However, because (1) book value can be volatile due to, among other things, the impact of changing interest rates on the fair value of the Company's fixed-income investment portfolio, and (2) the Company's capital management strategy also emphasizes returning excess capital to shareholders, the Compensation Committee does not set a specific target for per share growth in book value or adjusted book value.

In evaluating performance against the metrics, however, the Compensation Committee does not use a formula or pre-determined weighting, and no one metric is individually material other than core return on equity and core income.

### Link To Strategy



Senior executives, as well as other employees with management responsibility, are encouraged to focus on multiple performance objectives that are important for creating shareholder value, including the quality and profitability of our underwriting and investment decisions, the pricing of our policies, the effectiveness of our claims management and the efficacy of our capital and risk management. In addition, senior executives are encouraged to focus on executing the Company's ambitious innovation agenda to position the Company for continued success.

## Factors Considered in Awarding 2025 Bonuses

In determining the actual annual bonuses awarded, the Compensation Committee considered a number of factors, including:

- ✓ We delivered outstanding results, including record core income, underlying underwriting income, net income per diluted share, cash flow from operations, net written premiums and core return on equity. For the full year, core income increased 26% to $6.3 billion and underlying underwriting income increased more than 23% from last year's then record level to $5.5 billion;

- ✓ We generated record net written premiums of $44.4 billion through the successful execution of our marketplace strategies;

- ✓ We delivered a very strong consolidated expense ratio of 28.5%, due to our deliberate strategy to optimize operating leverage;

- ✓ Our continued successful execution of our long-term strategy to "transform" Travelers into the insurance company of the future through our ambitious innovation agenda. Our technology investments and effective workflow enhancements have enabled us to do more with less. Our improved productivity and efficiency have allowed us to meaningfully increase the amount we spend on technology and direct significantly more of our technology dollars to strategic technology initiatives, including industry-leading artificial intelligence capabilities, while carefully managing growth in routine but necessary technology expenditures;

- ✓ The successful execution of the Company's long-term strategic plan for continued success in light of the forces of change the Company has identified as impacting the industry, as described under "— Successful Execution of our Long-Term Strategy";

- ✓ The consolidated, business segment and/or investment results relative to the various financial measures set forth in our 2025 business plan that was established and approved by the Board at the end of 2024;

- ✓ Our success in leveraging thought leadership to advance the Company's broader strategic priorities and long-term goals, including through our engagement within our industry and communities;

- ✓ Our successful execution of our comprehensive human capital management strategies;

- ✓ Our performance relative to the companies in our Compensation Comparison Group and other companies in the property and casualty insurance industry, with a particular emphasis on core return on equity;

- ✓ Compensation market practices as reflected by the Compensation Comparison Group in the most recent publicly available data;

- ✓ The performance of the executive;

- ✓ The tenure and compensation history of the executive; and

- ✓ The demonstration of leadership and teamwork and a commitment to a culture of collaboration.

In connection with Mr. Schnitzer's compensation for the 2025 performance year, the Compensation Committee also considered Mr. Schnitzer's effective leadership this past year and over the past ten years, and the successful development and execution over the past ten years of the Company's strategic plan for continued success in light of the forces of change impacting the industry. Over the past ten years, the Company has:

- ✓ grown its premium base by nearly 80%, from about $25 billion to more than $44 billion;

- ✓ increased its underlying underwriting income by more than 300%, from $1.3 billion to $5.5 billion;

- ✓ more than doubled its operating cash flow, from $4.5 billion to more than $10.6 billion;

- ✓ increased the size of its investment portfolio by more than 50%, from approximately $70 billion to more than $106 billion; and

- ✓ delivered return on equity that has been, on average, more than 1,000 basis points over the 10-year treasury, and at industry-low volatility.

The Compensation Committee also considered Mr. Schnitzer's continued leadership role in the property and casualty insurance industry and the broader corporate community, including his service as the Chair of the Corporate Governance Committee of the Business Roundtable (BRT).

The Compensation Committee generally weighs financial performance measures, particularly core return on equity and core income, and comparable compensation information more heavily than other factors. In particular, when assessing results, the Compensation Committee considers the Company's overall financial performance relative to prior years' performance, the financial plan, the performance of industry peers and, in the case of core return on equity, the Company's cost of equity and the risk-free rate.

The achievement of, or inability to achieve, any particular financial or operational measure in a given year neither guarantees, nor precludes, the payment of an award, but is considered by the Compensation Committee as one of several factors among the other factors noted above and any additional information available to it at the time, including market conditions in general. The Compensation Committee does not use a formula or assign any particular relative weighting to any performance measure.

As discussed under "— Annual Cash Bonus — Metrics" on page 46, the Compensation Committee believes that a

formulaic approach to compensation is not appropriate in the property and casualty insurance industry and is not an appropriate substitute for the Compensation Committee's informed and thorough deliberation and the application of its reasoned business judgment as it would not allow the Compensation Committee to assess the quality of the performance results and could result in negative unintended consequences. For example, a formulaic bonus plan tied to revenue growth (a common metric used in formulaic bonus plans) could create an incentive for management to relax underwriting or investment standards to increase revenue and reported profit on a short-term basis, thereby driving higher short-term bonuses, but creating excessive risk for shareholders over the longer term. This is of particular concern in the property and casualty insurance industry due to the fact that the "cost of goods sold" (that is, the amount of insured losses) is not known at the time of sale and develops over time — in some cases over many years. Based in part on investor feedback, the Compensation Committee has implemented a maximum cash bonus opportunity for our Chief Executive Officer of $10 million and a maximum cash bonus opportunity for the other named executive officers of five times their base salaries.

## 2025 Financial Metrics, Including Core Return on Equity Target

In evaluating the foregoing factors, the Compensation Committee reviewed management's progress in meeting a broad range of financial and operational metrics included in the 2025 financial plan approved by the Board in December 2024. As discussed above, of the various financial metrics evaluated by the Compensation Committee, the Compensation Committee considered core return on equity to be the most important metric in its evaluation of the Company's annual performance, and it reviewed other metrics in light of their contribution to the Company's core return on equity goals.

### Core Return on Equity Target

In February 2025, the Compensation Committee established specific targets for both: (1) core return on equity and (2) adjusted core return on equity, which excludes catastrophes and prior year reserve development, if any, related to asbestos and environmental coverages. In particular, the 2025 financial plan targeted: (1) a core return on equity of 15.0% and (2) an adjusted core return on equity of 22.0%.

One of management's important responsibilities is to produce an appropriate return on equity for our shareholders and to develop and execute financial and operational plans consistent with our financial goal of achieving a superior core return on equity over time. We emphasize that the objective is measured over time because we recognize that interest rates, reserve development and weather, among other factors, impact our results from year to year, and that there are years — or longer periods — and environments in which a mid-teens return is not attainable and other years in which we expect we will achieve or exceed a mid-teens return. In all environments, the Company aspires to generate a core return on equity that is industry leading.

When setting the target for core return on equity, the Compensation Committee considers management's plan for catastrophes, which reflects recent trends. Further, in evaluating the appropriateness of the target set for core return on equity, the Compensation Committee considers our return on equity relative to the Compensation Comparison Group, the U.S. property and casualty insurance industry generally and our estimated cost of equity. This relationship to industry returns, over time, is described in the chart on page 36. Based on these factors, when the Board approved our 2025 financial plan, both management and the Board believed the plan to be reasonably difficult to achieve.

Notably, the Company's financial plan — and thus its targets — did not budget for any prior year reserve development, positive or negative. As required by GAAP, the Company's actuarial estimates of loss reserves as included in the Company's balance sheet always reflect management's best estimates of ultimate loss as of the relevant date. As a result, when developing financial plans, the Company does not budget for, or target, prior year reserve development. Adjusted core return on equity excludes prior year reserve development related to asbestos and environmental coverages because, to a significant degree, those items relate to policies that were written decades ago and, particularly in the case of asbestos, arise to a significant extent as a result of court decisions and other trends that have attempted to expand insurance coverage far beyond what we believe to be the intent of the original parties. Accordingly, their financial impact is largely beyond the control of current management.

**FACTORS CONSIDERED BY THE COMPENSATION COMMITTEE WHEN ESTABLISHING TARGETS FOR 2025**

For the reasons discussed above, the targets for 2025 for each of core return on equity and adjusted core return on equity did not include any prior year reserve development, either positive or negative. For 2024, core return on equity and adjusted core return on equity included 190 basis points and 260 basis points of positive prior year reserve development, respectively.

For 2025, our core return on equity and adjusted core return on equity compared to our targets were as follows:





(1) For the reasons discussed above, the 2025 targets for core return on equity and adjusted core return on equity did not include any prior year reserve development, either positive or negative. For 2024, core return on equity and adjusted core return on equity included 190 basis points and 260 basis points of positive prior year reserve development, respectively.

(2) Excludes catastrophes and prior year reserve development related to asbestos and environmental coverages.

### Other Financial Metrics

In determining annual cash bonuses to be paid to the named executive officers, the Compensation Committee evaluates the Company's performance with respect to not only core return on equity, but also a broad range of other financial metrics, including, among other things, core income and core income per diluted share (and other metrics that contribute to core income and core income per diluted share, such as written and earned premiums, investment income and expense management), book value per share and adjusted book value per share. In 2025, none of these other financial metrics were individually material to 2025 compensation decisions. The relevant targets for these financial metrics were included in the 2025 financial plan approved by the Board at the end of 2024.

Core income, core income per diluted share and adjusted core income, which excludes prior year reserve development related to asbestos and environmental ("A&E") and catastrophes, each increased year-over-year and exceeded the respective goal in the Company's financial plan. The following charts show actual 2025 core income, core income per diluted share and adjusted core income, which excludes A&E and catastrophes, compared to the 2024 results and the corresponding metrics contained in the Company's 2025 financial plan.

**FACTORS CONSIDERED BY THE COMPENSATION COMMITTEE WHEN ESTABLISHING TARGETS FOR 2025**

For the reasons discussed above, the targets for 2025 for each of core income, core income per diluted share and adjusted core income did not include any prior year reserve development, either positive or negative. For 2024, core income, core income per diluted share and adjusted core income included $559 million, $2.40 and $812 million of positive prior year reserve development, respectively.



(1)  For the reasons discussed above, the 2025 target for each of core income, core income per diluted share and adjusted core income did not include any prior year reserve development, either positive or negative. For 2024, core income, core income per diluted share and adjusted core income included $559 million, $2.40 and $812 million of positive prior year reserve development, respectively.

(2)  Excludes catastrophes and prior year reserve development related to asbestos and environmental coverages.

### Amount of 2025 Annual Cash Bonuses

At its February 2026 meeting, the Compensation Committee considered the factors described above and the successful execution over many years of the Company's long-term strategic plan as discussed above under "—Successful Execution of Our Long-Term Strategy". In particular, the Compensation Committee considered the Company's exceptional 2025 performance, including record net written premiums, underwriting income, net and core income, return on equity and cash flow from operations, with each of our three business segments contributing to these exceptional results. Significantly, these results were driven by the fundamental, underlying strength of the Company's business and strong execution, rather than any unusually favorable conditions or isolated factors, including favorable weather. Specifically, record underlying underwriting income along with net favorable prior year reserve development and strong net investment income, more than offset a record level of catastrophe losses, driven by the California wildfires. The Compensation Committee also considered the substantial contributions made by the named executive officers in achieving these strong financial and operating results and that our named executive officers individually performed at superior levels. In addition, the Compensation Committee considered relevant compensation information for our Compensation Comparison Group, each individual executive's experience and skill set and other relevant factors.

In connection with Mr. Schnitzer's compensation for the 2025 performance year, the Compensation Committee also considered Mr. Schnitzer's effective leadership this past year and over the past ten years, and the successful development and execution over the past ten years of the Company's strategic plan for continued success in light of the forces of change impacting the industry. Over the past ten years, the Company has:

- grown its premium base by nearly 80%, from about $25 billion to more than $44 billion;
- increased its underlying underwriting income by more than 300%, from $1.3 billion to $5.5 billion;
- more than doubled its operating cash flow, from $4.5 billion to more than $10.6 billion;
- increased the size of its investment portfolio by more than 50%, from approximately $70 billion to more than $106 billion; and
- delivered return on equity that has been, on average, more than 1,000 basis points over the 10-year treasury, and at industry-low volatility.

Based in part on these factors, the Compensation Committee made the compensation decisions described below.

| | Annual cash bonus | Change in annual cash bonus compared to 2024 |
| --- | --- | --- |
| Mr. Schnitzer | $ 9.0 million | Increased by 29%. |
| Mr. Frey | $ 3.3 million | Increased by 22%. |
| Mr. Kess | $ 4.3 million | |
| Mr. Toczydlowski | $ 4.2 million | Increased by 24%. |
| Mr. Klein | $ 3.6 million | |

# Long-Term Stock Incentives

The Compensation Committee believes that the interests of executives and shareholders should be closely aligned. Accordingly, a significant portion of the total compensation for the named executive officers is in the form of stock-based long-term incentive awards.

**METRICS**

In determining the size of the total long-term incentive opportunity, the Compensation Committee considers a number of factors, including the factors applied with regard to the determination of the annual cash bonus award. Once the performance share award has been granted, the number of shares that a named executive officer will receive upon vesting, if any, depends on the Company's attainment of specific targets. These targets, which are described on page 55, are specified at the time the awards are granted and, unlike the practice of most companies, disclosed in advance to shareholders to enable a full evaluation of the rigor of our performance goals and how the performance schedule compares to our cost of equity. In addition, starting with the grants of performance shares made in 2025, the vesting of performance shares are subject to a relative total shareholder return modifier that can cause actual vesting to be 20 percentage points higher or lower, subject to an overall maximum payout of 200 percent.

The value provided by the stock options is determined solely on the appreciation of the stock price subsequent to the grant of the award.



## Link To Strategy

Long-term stock-based incentives ensure that our executive officers have a continuing stake in our long-term success and manage the business with a long-term, risk-adjusted perspective. In addition, senior executives are encouraged to focus on executing the Company's ambitious innovation agenda to position the Company for continued success.

## Guidelines for the Allocation of Annual Equity Grants

The Compensation Committee, with advice from its independent compensation consultant, has developed guidelines for the allocation of annual grants of equity compensation between performance shares and stock options. Under the guidelines, the mix of long-term incentives for the named executive officers, based on the grant date value of the awards, is approximately:



Stock Options 40%

Performance Shares 60%

These allocations are intended to result in a mix of annual long-term incentives that is sufficiently performance-based and will result in:

- a large component of total compensation being tied to the achievement of **specific**, **multi-year operating performance objectives** and **changes in shareholder value**; and

- an appropriate portion being tied solely to **changes in shareholder value**.

The mix of annual long-term incentive compensation reflects the Compensation Committee's judgment as to the appropriate balance of these incentives to achieve its objectives. While the aggregate grant date values of equity awards granted to the named executive officers consider both individual and Company performance, the mix of equity incentives awarded annually is fixed and generally does not vary from year-to-year. For a description of the equity awards granted in 2025, refer to "—Grants of Plan-Based Awards in 2025" on page 65.

**Annual Equity Grants**

At its February 2026 meeting, the Compensation Committee determined to grant the named executive officers' stock-based long-term incentive awards as described in the chart below. In making that determination, the Compensation Committee recognized that all of the named executive officers individually performed at superior levels and contributed substantially to our outstanding 2025 operating and financial results. Significantly, these results were driven by the fundamental, underlying strength of our business and strong execution, rather than any unusually favorable conditions or isolated factors, including favorable weather. Specifically, record underlying underwriting income along with net favorable prior year reserve development and strong net investment income, more than offset a record level of catastrophe losses, driven by the California wildfires. The Compensation Committee also considered that a higher percentage of the named executive officers' total compensation (and total direct compensation) is performance-based as compared to the peer average and peer median of the Compensation Comparison Group. In connection with the grant to Mr. Schnitzer, the Compensation Committee also considered the Company's performance over the past ten years as discussed under "Factors Considered in Awarding 2025 Bonuses".

| | Stock-based long-term incentive award grant date value | Change in grant date value compared to awards granted in 2025 |
|---|---|---|
| **Mr. Schnitzer** | $18.05 million | Increased by $2.8 million. |
| **Messrs. Frey and Kess** | 3 times base salary | Consistent with the prior year. |
| **Messrs. Toczydlowski and Klein** | 4 times base salary | Consistent with the prior year. |

These equity awards approved for the named executive officers at the February 2026 meeting will be reflected in the "Summary Compensation Table" in our Proxy Statement for our 2027 annual meeting.

At its February 2025 meeting, the Compensation Committee determined to grant the named executive officers' stock-based long-term incentive awards as described in the chart below. In making that determination, the Compensation Committee recognized that all of the named executive officers individually performed at superior levels and contributed substantially to our excellent 2024 operating and financial results. The Compensation Committee also considered that a higher percentage of the named executive officers' total compensation (and total direct compensation) is performance-based as compared to the peer average and peer median of the Compensation Comparison Group.

| | Stock-based long-term incentive award grant date value | Change in grant date value compared to awards granted in 2024 |
|---|---|---|
| **Mr. Schnitzer** | $15.25 million | Increased by $1.25 million. |
| **Messrs. Frey and Kess** | 3 times base salary | Consistent with the prior year. |
| **Messrs. Toczydlowski and Klein** | 4 times base salary | Consistent with the prior year. |

These equity awards approved for the named executive officers at the February 2025 meeting are reflected in the "Summary Compensation Table" on page 63.

Consistent with our historical practice, 60% of the stock-based long-term incentive awards were granted in the form of performance shares and 40% of the stock-based long-term incentive awards were granted in the form of stock options in each of 2026 and 2025.

The ultimate value of stock-based long-term incentive awards at the time of vesting or, in the case of stock options, exercise may be greater than or less than the grant date value, depending upon our operating performance and changes in the value of our stock price. The grant date fair values of long-term incentive awards are computed in accordance with the accounting standards described in footnote (1) to the "Summary Compensation Table" on page 63.

**Performance Shares**

Under our program for granting performance shares, we may grant performance shares to certain of our employees who hold positions of vice president (or its equivalent) or above, including the named executive officers. These awards provide the recipient with the right to receive a variable number of shares of our common stock based upon our attainment of specified performance goals. The performance goals for performance share awards granted in 2026 and 2025 are based upon our attaining various adjusted returns on equity over three-year performance periods commencing January 1, 2026 and ending December 31, 2028, and commencing January 1, 2025 and ending December 31, 2027, respectively (in each case, "Performance Period Return on Equity").

Performance Period Return on Equity represents the average of the "Adjusted Return on Equity" for each of the three calendar years in the performance period. The "Adjusted Return on Equity" for each year is determined by dividing "Adjusted Core Income" by "Adjusted

Shareholders' Equity" for the year, each as defined in the Performance Share Awards Program and described below. "Adjusted Core Income", as defined in the performance share awards granted in 2025 and 2026, excludes the after-tax effects of:

- specified losses from officially designated catastrophes;

- asbestos and environmental reserve charges or releases;

- net realized investment gains or losses in the fixed maturities and real estate portfolios;

- items that are unusual or infrequently occurring (or both); and

- the cumulative effect of accounting changes and federal income tax rate changes, charges for amortization of goodwill to the extent goodwill is amortized and exit or disposal costs, each as defined by GAAP and each as disclosed in our financial statements (including accompanying footnotes and management's discussion and analysis);

and is then reduced by the after-tax dollar amount for expected "normal" catastrophe losses. In the first year of the performance period, such expected "normal" catastrophe losses are based on management's plan for catastrophe losses, which reflects recent trends, and are represented by a fixed amount set forth in the terms of the performance shares ($2.45 billion for 2025). In the two subsequent years of the performance period, such fixed amount for catastrophes is adjusted up or down by formula to reflect any increases or decreases, as the case may be, in written premiums in specified catastrophe-exposed commercial and personal lines.

This adjustment reflects the Compensation Committee's belief that, given the inherent volatility in catastrophe losses, the effective management of catastrophes can only be evaluated over time, and that executives should be appropriately accountable for managing the Company's catastrophe losses, but should not be unduly rewarded, or disadvantaged, based on the level of catastrophe losses in a given year. Accordingly, Adjusted Core Income, as defined in the performance share awards granted in 2025 and 2026, takes into account "expected normalized" catastrophe losses for the three-year performance period of the performance shares. Consistent with this approach and to hold the named executive officers accountable for the management of actual catastrophe results, when determining the grant date value of performance shares, the Compensation Committee considers the Company's actual catastrophe loss management results over time. For example, in February 2025, the Compensation Committee considered the effectiveness of the Company's catastrophe management strategy, including the fact that the Company's share of industry catastrophe losses was significantly below its corresponding countrywide property

insurance market share in both 2024 and over the last ten years. "Adjusted Core Income" for each year is also reduced by an amount reflecting the historical level of credit losses (on an after-tax basis) associated with our fixed-income investments. The Compensation Committee believed this reduction of Adjusted Core Income is appropriate because credit losses in our fixed-income portfolio are part of reported net income but not core income and thus, absent making this reduction, would not be reflected in Adjusted Core Income. The annual reduction is determined by multiplying a fixed factor (expressed as 0.31 basis points for the performance shares granted in February 2025 and February 2026) by the amortized cost of the fixed maturity investment portfolio at the beginning of each quarter during the relevant year in the performance period and adding such amounts (on an after-tax basis) for each year in the performance period.

"Adjusted Shareholders' Equity" for each year in the performance period is defined in the Performance Share Awards Program as the sum of our total common shareholders' equity, as reported on our balance sheet as of the beginning and end of the year (excluding net unrealized appreciation or depreciation of investments and adjusted as set forth in the immediately following sentence), divided by two. In calculating Adjusted Shareholders' Equity, our total common shareholders' equity as of the beginning and end of the year is adjusted to remove the cumulative after-tax impact of the following items during the performance period: (1) discontinued operations and (2) the adjustments and reductions made in calculating Adjusted Core Income.

The Compensation Committee selected Performance Period Return on Equity as the performance measure in the Performance Share Plan because the Compensation Committee believes it is the best measure of return to shareholders and efficient use of capital over a multi-year period, as described further above under "—Pay-for-Performance Philosophy" and "Objectives of Our Executive Compensation Program".

The Compensation Committee seeks to establish the Performance Period Return on Equity standards such that 100% vesting requires a level of performance over the performance period that, in its view, will be reasonably difficult to achieve and is expected to be in the top tier of the industry.

In considering what would constitute such top-tier performance over a future three-year period, the Compensation Committee considers:

- Recent and historical trends in return on equity for the domestic property and casualty insurance industry, including industry peers included in the Company's Compensation Comparison Group;

- Recent and historical trends in core return on equity for the Company;

- Current and expected underwriting and investment market conditions;

- The Company's business plan and the Company's cost of equity;

- That performance is measured over a three-year period and the plan and related award agreements do not provide for adjustments to be made during the performance period (other than in the case of specifically enumerated events, such as changes in corporate income tax rates and accounting changes). Accordingly, there is uncertainty, particularly in the second and third years of the performance period, and what actually constitutes top-tier performance during the performance period may differ from expectations due to factors that impact the Company's performance objectives and are both difficult to forecast in advance and are outside of the control of management. These factors include, among others, changes in the level of economic activity, interest rates and the competitive environment for pricing; and

- That the Company's actuarial estimates reflect management's best estimates of ultimate loss as of the relevant date and, accordingly, the Company's financial plans do not include any prior year reserve development, positive or negative.

Accordingly, while the Compensation Committee does not implement a formulaic calculation based on relative performance, which it believes could result in over- or under-compensation, it does set the Performance Period Return on Equity standards after considering the level of historical and expected performance that would constitute superior returns relative to other companies in the industry, including industry peers included in our Compensation Comparison Group.

Because the performance shares are a long-term incentive intended to align a significant portion of our executives' compensation with return on equity objectives over time, the Compensation Committee generally seeks to maintain consistency in the Performance Period Return on Equity standards from year-to-year. However, the Compensation Committee does from time to time make adjustments if it determines that there have been significant changes in the returns that it expects will constitute top-tier performance.

### Performance Period Return on Equity Standards

For performance shares granted in 2026 and 2025, the number of shares that vest, if any, is contingent upon our attaining Performance Period Return on Equity as indicated in the following chart. Performance falling between any of the identified points in the applicable chart below will result in an interpolated vesting percentage (for example, a Performance Period Return on Equity of 9.95% will yield a vesting of 70%).

### PERFORMANCE PERIOD RETURN ON EQUITY STANDARDS

|  | Vesting Percentage | Performance Period Return on Equity for Performance Shares Granted in 2026 and 2025 |
| --- | --- | --- |
| **Threshold** | 0% | <8.75% |
|  | 50% | 8.75% |
|  | 75% | 10.25% |
|  | 100% | 11.75% |
|  | 120% | 12.25% |
|  | 140% | 13.25% |
|  | 160% | 13.75% |
|  | 180% | 15.25% |
| **Maximum** | 200% | 16.75% |

In setting the Performance Period Return on Equity levels for the performance shares granted in February 2025, the Compensation Committee determined, based in part on the advice of its independent compensation consultant and conversations with its shareholders, to:

- raise the Performance Period Return on Equity that is required for 100% vesting by 75 basis points to 11.75%; and

- raise the levels of Performance Period Return on Equity required to achieve each of the other vesting percentages by 75 basis points;

 in each case as compared to the levels for the performance shares granted in 2024.

In setting the Performance Period Return on Equity levels for the performance shares granted in February 2026, the Compensation Committee decided not to make any changes to the respective Performance Period Return on Equity levels and standards as compared to the levels for the performance shares granted in 2025.

In making these decisions, the Compensation Committee considered that at the time of each of the 2026 and 2025 grants, a Performance Period Return on Equity of 11.75% required for 100% vesting would meaningfully exceed our cost of equity, the 10-year treasury and the actual average return on equity for the domestic property and casualty industry for the immediately preceding ten years. See the chart on page 36 which shows the historical returns on equity for the Company and the domestic property and casualty insurance industry.

### Addition of TSR Modifier

For the 2026 and 2025 performance share awards, the Compensation Committee also determined to incorporate a modifier to the performance share payout based on relative total shareholder return. This modifier adjusts final award payouts higher or lower by a maximum of 20 percentage points based on the Company's total shareholder return relative to the total shareholder return for the companies included in the S&P 500 Financials Index, in each case over the applicable performance period and subject to an overall maximum payout of 200 percent. Accordingly, the value ultimately realized by our named executive officers from these performance share awards will depend on the achievement of both rigorous financial objectives as well as performance relative to the companies included in the S&P 500 Financials Index.

The modifier is applied as follows, using the rTSR Modifier levels set forth in the table below for both of the 2026 and 2025 performance share awards:

| Awards earned based on Performance Period Return on Equity* | +/- | rTSR Modifier* | = | Final Payout |
|---|---|---|---|---|

| Company rTSR Performance - Percentile | rTSR Modifier levels* |
|---|---|
| Highest | +20 percentage points (pp) |
| 90th | +16 pp |
| 80th | +12 pp |
| 70th | +8 pp |
| 60th | +4 pp |
| 50th | 0 |
| 40th | -4 pp |
| 30th | -8 pp |
| 20th | -12 pp |
| 10th | -16 pp |
| Lowest | -20 pp |

* Performance falling between any of the identified points in the applicable chart will result in an interpolated vesting percentage or adjustment, as the case may be.

### Specified Service Period and Other Criteria

To support our recruitment and retention objectives and to encourage a long-term focus on our operations, the performance shares vest subject to both the satisfaction of the requisite performance goals and the participant meeting specified service period criteria. The program provides for accelerated vesting and/or waiver of service requirements in the event of death, disability or a qualifying "retirement," as defined in the awards.

In the event of a participant's voluntary termination for "good reason" or involuntary termination without "cause" within 24 months following a change in control of the Company, the service vesting requirements with respect to the performance share grants will be waived.

Further, under his employment agreement, Mr. Schnitzer is entitled to conversion of all of his performance shares into time-vesting awards upon a change in control and he is entitled to accelerated vesting of all of his equity awards if his equity awards are not assumed by the surviving entity following a change in control or in the event of a voluntary termination for "good reason" or an involuntary termination without "cause" (each as defined in his employment letter) within 24 months following a change in control of the Company. These provisions are included to minimize the potential influence of the treatment of these equity awards in connection with a change in control on Mr. Schnitzer's and our other executives' decision-making processes and to conform the terms of our program more closely to compensation practices among our peers. The Compensation Committee believes that these provisions will enhance Mr. Schnitzer's and our other executives' independence and objectivity when considering a potential transaction. These provisions are described in more detail under "—Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control—Summary of Key Agreements—Mr. Schnitzer's Employment Letter".

New performance share cycles commence annually and overlap one another, helping to foster retention and reduce the impact of the volatility in compensation associated with changes in our annual return on equity performance. Dividend equivalent shares are paid only when and if performance shares vest, and are paid, in shares, at the same vesting percentage as the underlying performance shares.

### Payment of Performance Shares Granted for the 2023-2025 Period

In February 2026, the Compensation Committee reviewed and subsequently certified the results for the performance shares granted to the named executive officers in 2023.

Payout of shares under these performance share awards was subject to attaining specified adjusted returns on equity over the three-year performance period commencing on January 1, 2023 and ending on December 31, 2025. The adjusted return on equity for such performance period was 18.6%, which resulted in the vesting of the performance shares at 200%.

### Stock Options

All stock options are granted with an exercise price equal to the closing price of the underlying shares on the date of grant. Our annual award of stock options generally vests 100% three years after the date of grant and has a maximum expiration date of ten years from the date of grant. The named executive officers are entitled to accelerated vesting of their stock options following a qualified retirement, death or disability or in the event of a voluntary termination for "good reason" or involuntary termination without "cause" within 24 months following a change in control of the Company. For a description of other vesting events see "—Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control".

## Other Compensation

### Pension Plans

We provide retirement benefits as part of a competitive pay package to retain employees. Specifically, we currently offer U.S. employees a tax-qualified defined benefit plan with a cash-balance formula, with some legacy participants accruing benefits under a final average pay formula. Also, a number of employees and executives participate or have accrued benefits in other pension plans which are frozen as to new participants and/or new accruals. Under the cash-balance formula, each enrolled employee has a hypothetical account balance, which grows with interest and pay credits each year.

In addition, we sponsor a non-qualified excess benefit retirement plan that covers U.S. employees whose tax-qualified plan benefit is limited by the Internal Revenue Code with respect to the amount of compensation that can be taken into account under a tax-qualified plan. The non-qualified plan makes up for the benefits that cannot be provided by the qualified plan as a result of those Internal Revenue Code limits by using the same cash-balance pension formula that applies under the qualified plan. The purpose of this plan is to ensure that employees who receive retirement benefits only through the qualified cash-balance plan and employees whose qualified plan benefit is limited by the Internal Revenue Code are treated substantially the same. The details of the existing plans are described more fully under "—Post-Employment Compensation—Pension Benefits for 2025" on page 68.

### Deferred Compensation

In the United States, we offer a tax-qualified 401(k) plan to employees and a non-qualified deferred compensation plan to employees who hold positions of vice president or above. Both plans are available to the named executive officers.

The non-qualified deferred compensation plan allows an eligible employee to defer receipt of a portion of his or her salary and/or annual bonus until a future date or dates elected by the employee. This plan provides an additional vehicle for employees to save for retirement on a tax-deferred basis. The deferred compensation plan is not funded by us and does not provide preferential rates of return. Participants have only an unsecured contractual commitment by us to pay amounts owed under that plan.

For further details, see "—Post-Employment Compensation—Non-Qualified Deferred Compensation for 2025" on page 70.

### Other Benefits

We also provide other benefits described below to our named executive officers, which are not tied to any performance criteria. Rather, these benefits are intended to support objectives related to the attraction and retention of highly skilled executives and to ensure that they remain appropriately focused on their job responsibilities without unnecessary distraction.

### Personal Security

We have established a security policy in response to a study prepared by an outside consultant that analyzed security risks to our Chief Executive Officer based on a number of factors, including travel patterns, past security threats and the evolving security environment. This security policy is periodically reviewed by an outside security consultant. In accordance with the security policy, a Company car and driver or other ground transportation arrangements are provided to our Chief Executive Officer for business and personal travel. These ground transportation services provide the necessary security for, and maintain the health and safety of, our Chief Executive Officer and enable him to conduct business on behalf of the Company while in transit. The methodologies we use to value the personal use of a Company car and driver and other ground transportation arrangements as a perquisite are described in footnote (5) to the "Summary Compensation Table". In 2025, the aggregate incremental cost for personal use of a Company car and driver and other ground transportation provided pursuant to our security policy for our Chief Executive Officer was $25,257.

Pursuant to the security policy, our Chief Executive Officer uses our aircraft for business and personal air travel. Use of our Company aircraft provides the necessary security for, and maintains the health and safety of, our Chief Executive Officer and enables him to be immediately available to respond to business priorities from any location and to use his travel time productively for the Company's benefit. Our Chief Executive Officer reimburses the Company for personal travel on our aircraft in an amount equal to the incremental cost to the Company associated with such personal travel, provided that the amount does not exceed the maximum amount legally payable under FAA regulations, in which case our Chief Executive Officer reimburses such maximum amount.

In addition, under the security policy described above, we provide our Chief Executive Officer with additional home security enhancements and other protections. The methodology we use to value the incremental costs of providing additional home security enhancements and other protections to our Chief Executive Officer is the actual cost to us of home security and other equipment or other personal security protection and any other incremental related expenses. In 2025, the aggregate incremental cost of security for our Chief Executive Officer was $48,078 as shown in footnote (5) to the "Summary Compensation Table". Our Chief Executive Officer is responsible for all taxes due on any income imputed to him in connection with his personal use of Company-provided transportation and other security-related protections.

### Other Transportation on Company Aircraft

We also on occasion provide transportation on Company aircraft for spouses or others, although under SEC rules, such spousal or other travel may not always be considered to be directly and integrally related to our

business. Consistent with past practice, we only reimburse the named executive officers for any tax liabilities incurred with respect to travel by spouses or others if such travel is considered directly and integrally related to business.

### Health Benefits; Treatment of Higher Paid and Lower Paid Employees

We subsidize health benefits more heavily for lower-paid employees as compared to higher-paid employees, such as the named executive officers. Accordingly, our higher paid employees pay a significantly higher percentage of the cost of their health benefits than our lower paid employees.

### Financial and Tax Planning

We offer financial and tax planning services to our named executive officers. In addition to ensuring that management attention is preserved for Company business, providing tax and financial planning services to executives promotes compliance with tax reporting.

# Additional Compensation Information

## Compensation Comparison Group

Our Compensation Comparison Group includes:

Key competitors in the **property and casualty insurance** industry —

- American International Group, Inc. (AIG)
- Allstate Corporation (ALL)
- Chubb Ltd. (CB)
- Hartford Financial Services Group (HIG)
- Progressive Corporation (PGR)

General **financial services** and **life and health insurance** companies of relatively similar size and complexity —

- Aflac (AFL)
- American Express (AXP)
- Bank of New York Mellon (BK)
- Humana (HUM)

- Lincoln National (LNC)
- Marsh & McLennan (MMC)
- MetLife Inc. (MET)
- Prudential Financial Inc. (PRU)

We regard these companies as potential competition for executive talent.

As of December 31, 2025, the Company's net income and revenue were at approximately the 68th percentile and the 45th percentile of the Compensation Comparison Group, respectively, and its market cap was at approximately the 60th percentile of the Compensation Comparison Group. The Compensation Committee reviews the composition of our peer group annually to ensure that the companies constituting the peer group continue to provide meaningful and relevant compensation comparisons. The Compensation Committee did not make any changes to our Compensation Comparison Group in 2025 as a result of this review.

## Non-Competition Agreements

All members of our Management Committee, including the named executive officers, have signed non-competition agreements. The agreements provide that, upon an executive's termination of employment, we may elect to, and in the event of Mr. Schnitzer's voluntary termination for "good reason" or involuntary termination without "cause" within the 24-month period following a change in control, we have elected to, impose a six-month non-competition obligation upon the executive that would preclude the executive, subject to limited exceptions, from (1) performing services for or having any ownership interest in any entity or business unit that is primarily engaged in the property and casualty insurance business or (2) otherwise engaging in the property and casualty insurance business. This restriction will apply in the United States and any other country where we are physically present and engaged in the property and casualty insurance business as of the executive's termination date.

If we elect to enforce the non-competition terms, and the executive complies with all of the obligations under the agreement, then the executive will be entitled to:

- receive a lump-sum payment at the end of the six-month restricted period equal to the sum of (1) six-months' base salary plus (2) 50% of the executive's average annual bonus for the prior two years plus (3) 50% of the aggregate grant date fair value of the executive's average annual equity awards for the prior two years; and

- reimbursement for the cost of continuing health benefits on similar economic terms as in place immediately prior to the executive's termination date during the six-month non-competition period or payment of an equivalent amount, payable at the end of the six-month restricted period.

## Timing and Pricing of Equity Grants

The Compensation Committee typically makes annual awards of equity at its first regularly scheduled meeting of the year, which is usually held in early February. This meeting date is typically set a few years in advance as part of the Board's annual calendar of scheduled meetings. The Compensation Committee has in the past, and may in the future, make limited grants of equity on other dates in order to retain key employees, to compensate an employee in connection with a promotion or to compensate newly hired executives for equity or other benefits lost upon termination of their previous employment or to otherwise induce them to join us.

Under our Governance Guidelines, the Compensation Committee may make off-cycle equity grants only on previously determined dates in each calendar month, which will be either (1) the date of a regularly scheduled Board or Compensation Committee meeting, (2) the next succeeding 15th day of the calendar month (or if the 15th is not a business day, the business day immediately preceding the 15th) or (3) in the case of grants in connection with new hires and/or promotions, on, or within 15 days of, the first day of employment or other personnel change. The grant date of equity grants to executives is the date of Compensation Committee approval. As discussed above, the exercise price of stock option grants is the closing market price of our common stock on the date of grant.

As discussed under "Governance of Your Company—Committees of the Board and Meetings—Compensation Committee" on page 13, the Compensation Committee has delegated to the Chief Executive Officer, subject to the prior written consent of our Executive Vice President and General Counsel, the authority to make limited "off-cycle" grants to employees who are not Committee Approved Officers on the grant dates established by our Governance Guidelines. For these grants, as discussed above, the grant date is the date of such approval, and the exercise price of all stock options is the closing market price of our common stock on the date of grant.

Under the 2023 Stock Incentive Plan, stock options cannot be "repriced" unless such repricing is approved by our shareholders. See "Governance of Your Company—Dating and Pricing of Equity Grants" on page 22.

We monitor and periodically review our equity grant policies to ensure compliance with plan rules and applicable law. We do not have a program, plan or practice to time our equity grants in coordination with the release of material, non-public information. In 2025, we did not grant equity awards to any of our named executive officers within four business days before or one business day after the release of material, non-public information.

## Severance and Change in Control Agreements

All of our current senior executives, other than Mr. Schnitzer, are covered by our severance plan. Mr. Schnitzer's letter agreement, discussed at greater length below under "—Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control—Summary of Key Agreements" on page 74, contains severance benefits that are triggered under some circumstances, including some circumstances related to a change in control of the Company.

Each of our named executive officers, other than Mr. Schnitzer, has entered into an agreement with us pursuant to which the named executive officer is granted enhanced severance benefits in exchange for agreeing to non-solicitation and non-disclosure provisions. Under the terms of such agreements, these named executive officers are eligible to receive a severance benefit if they are involuntarily terminated due to a reduction in force or for reasons other than "cause" or if they are asked to take a substantial demotion. The terms of these agreements are described more fully under "—Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control—Summary of Key Agreements" on page 74.

In addition, based on the advice of the Compensation Committee's independent compensation consultant and consistent with market practice, the equity awards provide for waiver of service vesting conditions in the event of a voluntary termination for "good reason" or an involuntary termination without "cause" within 24 months of a change in control.

The Compensation Committee believes that these severance agreements, and in some circumstances, change in control arrangements are necessary to attract and retain the talent necessary for our long-term success. The Compensation Committee also believes that these severance and change in control programs allow our executives to focus on duties at hand and provide security should their employment be terminated as a result of an involuntary termination without cause or a constructive discharge or following a change of control, as applicable. For these reasons, and based on advice of the Compensation Committee's independent compensation consultant, the Compensation Committee believes that these arrangements are appropriate and consistent with similar provisions agreed to by members of our Compensation Comparison Group and their executive officers.

None of the severance and change in control agreements with the named executive officers include excise tax gross-up protections.

# Stock Ownership Guidelines, Anti-Hedging and Pledging Policies, and Other Trading Restrictions

We maintain an executive stock ownership policy under which executives are expected to accumulate and retain specified levels of ownership of our equity securities until termination of employment to further align the interests of management and shareholders. The Compensation Committee developed this policy based in part on an analysis of policies instituted at our peer competitors and in response to feedback received from our shareholders.

Under the policy, executives have target ownership levels as follows:

| Rank | Target Stock Ownership Level |
| --- | --- |
| **CEO** | 600% of base salary |
| **Other Named Executive Officers** | 300% of base salary |



## What We Count Toward the Requirement

✔ Shares held directly by the executive

✔ Shares held indirectly through our 401(k) Savings Plan or deferred compensation plan



## What We DON'T Count Toward the Requirement

✖ Unexercised stock options

✖ Unvested performance shares

As of December 31, 2025, each of our named executive officers was in compliance with our stock ownership policy.

> The policy provides that executives who have not achieved these levels of stock ownership are expected to retain at least 50% of the shares acquired upon exercising stock options or upon the vesting of restricted stock, restricted stock units or performance shares (other than shares used to pay the exercise price of options and withholding taxes) until the requirements are met.

We have a securities trading policy that sets forth guidelines and restrictions applicable to employees' and directors' transactions involving our stock. Among other things, this policy prohibits our employees and directors from engaging in short-term or speculative transactions involving our stock, including purchasing our stock on margin, short sales of our stock (that is, selling stock that is not owned and borrowing shares to make delivery), buying or selling puts, calls or other derivatives related to our stock and arbitrage trading or day trading of our stock. Directors and executive officers are not allowed to pledge Company stock without the consent of the Company, and no shares beneficially owned by them are pledged.

## Recapture/Forfeiture Provisions

Our Board has adopted a policy requiring the reimbursement and/or cancellation of all or a portion of any incentive cash bonus or stock-based incentive compensation (both time-based and performance-based) awarded to members of our Management Committee or other officers who are subject to Section 16 of the Exchange Act when the Compensation Committee has determined that all of the following factors are present:

- the award and/or payout of an award was predicated upon the achievement of financial results that were subsequently the subject of a restatement;

- the employee engaged in fraud or willful misconduct that was a significant contributing factor in causing the restatement; and

- a lower award and/or payout of an award would have been made to the employee based upon the restated financial results.

Incentive compensation is granted subject to the policy that, in each such instance described above, the Company will, to the extent permitted by applicable law and subject to the discretion and approval of the Compensation Committee, taking into account such facts and circumstances as it deems appropriate, including the costs and benefits of doing so, seek to recover the employee's cash bonus and/or stock-based incentive compensation paid or issued to the employee in excess of the amount that would have been paid or issued based on the restated financial results. If the Compensation Committee determines, however, that, after recovery of an excess amount from an employee, the employee is nonetheless unjustly enriched, it may seek recovery of

more than such excess amount up to the entire amount of the bonus or other incentive compensation.

In addition, in 2023, in accordance with the Dodd-Frank Wall Street Reform and Consumer Act, the Board adopted an additional compensation recovery policy applicable to executive officers and the principal accounting officer in the event the Company is required to prepare an accounting restatement. This clawback policy is applicable to all incentive compensation awarded based on the achievement of a financial reporting measure, including the performance shares. All compensation received on or after October 2, 2023 and during the three completed fiscal years immediately preceding the date the Company concludes it must prepare a restatement is subject to recovery pursuant to the policy.

In addition, under the terms of our executive equity award agreements, in the event that the employment of an executive, including the named executive officers, is terminated for gross misconduct or for cause, as determined by the Compensation Committee, all outstanding vested and unvested awards are canceled upon his or her termination.

Further, in connection with equity awards, the named executive officers and other recipients of equity awards are parties to an agreement that provides for the forfeiture of unexercised or unvested awards and the recapture by us of any compensatory value, including any amount included as compensation in his or her taxable income, that the former executive received or realized by way of payment, exercise or vesting during the period beginning 12 months prior to the date of termination of employment with us, and ending 12 months after the date of the termination of employment with us, if during the 12-month period following his or her termination, the executive breaches certain restrictive covenants regarding confidentiality or non-solicitation.

## Total Direct Compensation for 2023-2025 (Supplemental Table)

The following table shows the base salary actually earned during each of the last three years as well as annual cash bonuses paid and equity awards granted to our named executive officers in February in respect of the immediately preceding performance year.

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Equity Awards[1] ($) | Total ($) | Increase/ (Decrease) from Prior Year (%) |
|---|---|---|---|---|---|---|
| **Alan D. Schnitzer** Chairman and Chief Executive Officer | 2025 | 1,450,000 | 9,000,000 | 18,050,000 | 28,500,000 | 20 |
| | 2024 | 1,450,000 | 7,000,000 | 15,250,000 | 23,700,000 | 10 |
| | 2023 | 1,450,000 | 6,000,000 | 14,000,000 | 21,450,000 | (4) |
| **Daniel S. Frey** Executive Vice President and Chief Financial Officer | 2025 | 837,739 | 3,300,000 | 2,660,000 | 6,797,739 | 13 |
| | 2024 | 800,000 | 2,700,000 | 2,500,000 | 6,000,000 | 8 |
| | 2023 | 800,000 | 2,280,000 | 2,500,000 | 5,580,000 | — |
| **Gregory C. Toczydlowski** Executive Vice President and President, Business Insurance | 2025 | 887,739 | 4,150,000 | 3,600,000 | 8,637,739 | 14 |
| | 2024 | 850,000 | 3,350,000 | 3,400,000 | 7,600,000 | 9 |
| | 2023 | 850,000 | 2,720,000 | 3,400,000 | 6,970,000 | (1) |
| **Avrohom J. Kess** Vice Chairman and Chief Legal Officer | 2025 | 987,739 | 4,270,000 | 3,000,000 | 8,257,739 | 13 |
| | 2024 | 950,000 | 3,500,000 | 2,850,000 | 7,300,000 | 8 |
| | 2023 | 950,000 | 2,970,000 | 2,850,000 | 6,770,000 | (2) |
| **Michael F. Klein** Executive Vice President and President, Personal Insurance | 2025 | 837,739 | 3,600,000 | 3,400,000 | 7,837,739 | 14 |
| | 2024 | 800,000 | 2,900,000 | 3,200,000 | 6,900,000 | 10 |
| | 2023 | 800,000 | 2,300,000 | 3,200,000 | 6,300,000 | (3) |

[1] For purposes of the Summary Compensation Table, the grant date fair value for option awards is determined in accordance with FASB ASC 718 using the Black-Scholes option pricing model, and the grant date fair value for performance share awards is determined in accordance with FASB ASC 718, and, beginning with the awards granted in 2025, utilizes a Monte Carlo simulation model since payouts are based in part on a relative TSR modifier, which is a market condition. As a result, the grant date fair value shown in the Summary Compensation Table for awards made in February 2026 in respect of the 2025 performance year for Messrs. Schnitzer, Frey, Toczydlowski, Kess and Klein will be $18,522,882, $2,729,642, $3,694,333, $3,078,625 and $3,489,143, respectively.

## The Purpose Behind This Supplemental Table

This Supplemental Table has been included to provide investors with additional compensation information for the last three performance years. As part of reaching its compensation decisions for a performance year, the Compensation Committee refers to this data. Accordingly, this supplemental information enables investors to better understand the actions of the Compensation Committee with respect to total direct compensation for a performance year. This Supplemental Table is not, however, intended to be a substitute for the information provided in the "Summary Compensation Table" on page 63, which has been prepared in accordance with the SEC's disclosure rules.

## The Differences Between This Supplemental Table and the Summary Compensation Table

The information contained in this Supplemental Table differs substantially from the total direct compensation information contained in the "Summary Compensation Table" for the relevant year because the stock awards and option awards columns for a particular year in the "Summary Compensation Table" report awards actually granted in that fiscal year (not equity awards granted in respect of that performance year). For example, for 2025, the "Summary Compensation Table" includes awards made in February 2025 in respect of the 2024 performance year but does not include awards made in February 2026 in respect of the 2025 performance year. On the other hand, the "2025" rows in the Supplemental Table presented above include stock-based grants made in February 2026 in respect of the 2025 performance year and not the stock-based grants made in February 2025 in respect of the 2024 performance year.

# Compensation Committee Report

The Compensation Committee has discussed and reviewed the foregoing "Compensation Discussion and Analysis" with management. Based upon this review and discussion, the Compensation Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K.

**Submitted by the Compensation Committee of the Company's Board of Directors:**

**Clarence Otis Jr. (Chair)**      **Elizabeth E. Robinson**

**Thomas B. Leonardi**      **Rafael Santana**

# Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to our Chairman and Chief Executive Officer, our Executive Vice President and Chief Financial Officer and each of our three other most highly compensated executive officers who served in such capacities at December 31, 2025. We refer to these individuals collectively as the "named executive officers".

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards[1] ($) | Option Awards[2] ($) | Non-Equity Incentive Plan Compensation[3] ($) | Change in Pension Value and Non-Qualified Deferred Compensation Earnings[4] ($) | All Other Compensation[5] ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| Alan D. Schnitzer Chairman and Chief Executive Officer | 2025 | 1,450,000 | — | 9,417,364 | 6,100,056 | 9,000,000 | 858,190 | 143,146 | 26,968,756 |
| | 2024 | 1,450,000 | — | 8,400,049 | 5,600,024 | 7,000,000 | 496,632 | 112,793 | 23,059,498 |
| | 2023 | 1,450,000 | — | 8,550,056 | 5,699,058 | 6,000,000 | 703,164 | 327,794 | 22,730,072 |
| Daniel S. Frey Executive Vice President and Chief Financial Officer | 2025 | 837,739 | — | 1,543,814 | 1,000,008 | 3,300,000 | 305,027 | 7,500 | 6,994,088 |
| | 2024 | 800,000 | — | 1,500,016 | 1,000,030 | 2,700,000 | 205,811 | 10,169 | 6,216,026 |
| | 2023 | 800,000 | — | 1,440,067 | 959,828 | 2,280,000 | 242,635 | 12,606 | 5,735,136 |
| Gregory C. Toczydlowski Executive Vice President and President, Business Insurance | 2025 | 887,739 | — | 2,099,697 | 1,359,994 | 4,150,000 | 490,266 | 36,012 | 9,023,708 |
| | 2024 | 850,000 | — | 2,039,997 | 1,359,998 | 3,350,000 | 234,569 | 31,854 | 7,866,418 |
| | 2023 | 850,000 | — | 2,039,985 | 1,359,792 | 2,720,000 | 375,424 | 30,970 | 7,376,171 |
| Avrohom J. Kess Vice Chairman and Chief Legal Officer | 2025 | 987,739 | — | 1,759,837 | 1,139,991 | 4,270,000 | 307,148 | 29,569 | 8,494,284 |
| | 2024 | 950,000 | — | 1,710,044 | 1,140,021 | 3,500,000 | 178,124 | 23,986 | 7,502,175 |
| | 2023 | 950,000 | — | 1,709,973 | 1,139,792 | 2,970,000 | 238,422 | 7,500 | 7,015,687 |
| Michael F. Klein Executive Vice President and President, Personal Insurance | 2025 | 837,739 | — | 1,976,112 | 1,280,043 | 3,600,000 | 448,607 | 43,464 | 8,185,965 |
| | 2024 | 800,000 | — | 1,920,072 | 1,280,012 | 2,900,000 | 186,430 | 46,961 | 7,133,475 |
| | 2023 | 800,000 | — | 1,919,964 | 1,279,770 | 2,300,000 | 344,839 | 28,655 | 6,673,228 |

[1] The dollar amounts represent the aggregate grant date fair value of stock awards granted during each of the years presented. The grant date fair value of a stock award is measured in accordance with the guidance in FASB ASC Topic 718 using the assumptions discussed in Note 14 to our financial statements for the fiscal year ended December 31, 2025 included in the Company's Annual Report on Form 10-K filed with the SEC on February 12, 2026 (the "Form 10-K"), without taking into account estimated forfeitures. Stock awards during the years presented reflect performance shares. With respect to the performance shares, the estimate of the grant date fair value determined in accordance with the guidance in FASB ASC Topic 718 assumes the vesting of 100% of the performance shares awarded. Assuming the highest level of performance is achieved (which would result in the vesting of 200% of the performance shares granted), the aggregate grant date fair value of the performance shares reflected in the table above would be:

| Name | 2025 | 2024 | 2023 |
|---|---|---|---|
| Alan D. Schnitzer | $ 17,969,436 | $ 16,800,099 | $ 17,100,113 |
| Daniel S. Frey | $ 2,945,778 | $ 3,000,033 | $ 2,880,134 |
| Gregory C. Toczydlowski | $ 4,006,469 | $ 4,079,994 | $ 4,079,970 |
| Avrohom J. Kess | $ 3,357,976 | $ 3,420,089 | $ 3,419,947 |
| Michael F. Klein | $ 3,770,653 | $ 3,840,144 | $ 3,839,927 |

The dividend equivalents attributable to performance shares are deemed "reinvested" in additional performance shares and will only be distributed upon the vesting, if any, of the performance shares in accordance with the performance share award terms. In accordance with the SEC's rules, dividend equivalents on performance shares are not required to be reported because the values of such future dividends are factored into the grant date fair value of the awards. For a discussion of specific stock awards granted during 2025, see "Grants of Plan-Based Awards in 2025" below and the narrative discussion that follows.

[2] The dollar amounts represent the grant date fair value of stock option awards granted during each of the years presented. The grant date fair value of a stock option award is measured in accordance with the guidance in FASB ASC Topic 718 using the assumptions discussed in Note 14 to our financial statements for the fiscal year ended December 31, 2025 included in the Company's Form 10-K, without taking into account estimated forfeitures. For a discussion of specific stock option awards granted during 2025, see "Grants of Plan-Based Awards in 2025" below and the narrative discussion that follows.

[3] Reflects annual cash incentive compensation paid in 2026 for performance year 2025, cash incentive compensation paid in 2025 for performance year 2024 and cash incentive compensation paid in 2024 for performance year 2023, respectively. For a discussion of the Company's annual cash bonus determinations, see "Compensation Discussion and Analysis—Compensation Elements and Decisions—Annual Cash Bonus".

(4) These amounts represent the aggregate change in actuarial present value of accumulated pension benefits for each of the years presented, using the same pension plan measurement date used for financial statement reporting purposes. We do not provide any of our executives with any above-market or preferential earnings on non-qualified deferred compensation. For additional information about pension benefits, see "Post-Employment Compensation—Pension Benefits for 2025" below.

(5) For 2025, "All Other Compensation" for Mr. Schnitzer includes $25,257 for personal use of a Company car and driver and other ground transportation arrangements, calculated as described below, $48,078 of personal security expenses (including cybersecurity protection) calculated at the actual cost to us incurred on his behalf pursuant to the Company's executive security program, and $19,247 for tax and financial planning services calculated at the actual cost to us.

Pursuant to our security policy, in 2025, we provided a car and driver or other ground transportation arrangements to Mr. Schnitzer for business and personal travel. We calculated the incremental cost to us for the personal use of any Company car and driver (including commuting and business travel not considered directly and integrally related to the performance of the executive's duties) based on the operating costs, such as fuel and maintenance, related to such travel. Compensation and benefits for the employee drivers are not included in the calculation of incremental cost because the employee drivers are members of our security staff and, consistent with our executive security policy, we would have otherwise incurred such cost for business purposes, whether or not the driver was available to Mr. Schnitzer for personal travel. The incremental cost of personal trips using other ground transportation arrangements, such as car services, are valued at the actual cost to us.

Mr. Schnitzer uses Company aircraft for business and personal air travel as required by our security policy. Mr. Schnitzer reimburses the Company for personal travel on Company aircraft in an amount equal to the incremental cost to the Company associated with such travel up to the maximum amount legally payable under FAA regulations. Incremental costs in excess of the amount legally payable under FAA regulations in the amount of $28,795 are included in "All Other Compensation" for 2025.

For 2025, "All Other Compensation" for Messrs. Toczydlowski, Kess and Klein includes the cost of tax and financial planning services, for Mr. Klein also includes costs under our executive physical program, and for Messrs. Toczydlowski, Kess and Klein also includes the cost of cybersecurity protection.

For more information about these perquisites, see "Compensation Discussion and Analysis—Other Compensation—Other Benefits".

# Grants of Plan-Based Awards in 2025

The following table provides information on stock awards and stock options granted in 2025 to each of our named executive officers.

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target[1] ($) | Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#) | Target (#) | Maximum (#) | All Other Option Awards: Number of Securities Underlying Options[3] (#) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards[4] ($) |
|---|---|---|---|---|---|---|---|---|
| **Alan D. Schnitzer** | 2/04/2025 | | 18,746 | 37,491 | 74,982 | | | 9,417,364 |
| | 2/04/2025 | | | | | 88,505 | 244.06 | 6,100,056 |
| | | n/a | | | | | | |
| **Daniel S. Frey** | 2/04/2025 | | 3,073 | 6,146 | 12,292 | | | 1,543,814 |
| | 2/04/2025 | | | | | 14,509 | 244.06 | 1,000,008 |
| | | n/a | | | | | | |
| **Gregory C. Toczydlowski** | 2/04/2025 | | 4,180 | 8,359 | 16,718 | | | 2,099,697 |
| | 2/04/2025 | | | | | 19,732 | 244.06 | 1,359,994 |
| | | n/a | | | | | | |
| **Avrohom J. Kess** | 2/04/2025 | | 3,503 | 7,006 | 14,012 | | | 1,759,837 |
| | 2/04/2025 | | | | | 16,540 | 244.06 | 1,139,991 |
| | | n/a | | | | | | |
| **Michael F. Klein** | 2/04/2025 | | 3,934 | 7,867 | 15,734 | | | 1,976,112 |
| | 2/04/2025 | | | | | 18,572 | 244.06 | 1,280,043 |
| | | n/a | | | | | | |

[1] Our annual Senior Executive Performance Plan does not include thresholds, targets or maximums that are determinable at the beginning of the performance year, other than a maximum annual cash bonus of $10 million with respect to our Chief Executive Officer and a maximum annual cash bonus equal to five times such person's base salary with respect to each of our other Named Executive Officers. For additional information regarding annual cash bonuses, see "Compensation Discussion and Analysis—Compensation Elements and Decisions—Annual Cash Bonus" above. The actual cash bonuses paid to our named executive officers are disclosed in the "Summary Compensation Table" in the "Non-Equity Incentive Plan Compensation" column.

[2] Represents performance shares granted as part of the annual long-term equity grant in 2025 with respect to performance year 2024. All performance shares were granted under the Company's 2023 Stock Incentive Plan. Performance shares represent the right to earn shares of our common stock based on our attainment of specified performance goals, as described above under "Compensation Discussion and Analysis—Compensation Elements and Decisions—Long-Term Stock Incentives—Performance Shares". As described in more detail in that section, for awards granted in 2025, if our return on equity (as defined in the award agreement) over the three-year performance period meets the minimum threshold of 8.75%, then 50% of the number of performance shares awarded and accumulated dividend equivalents will vest, with such percentage subject to adjustment, higher or lower, by a maximum of 20 percentage points based on the Company's total shareholder return relative to the total shareholder return for the companies included with S&P 500 Financials index over the applicable performance period (the "TSR Modifier"). If our return on equity over the three-year performance period is 11.75%, then 100% of the number of shares awarded and accumulated dividend equivalents will vest again subject to the TSR Modifier. If our return on equity over the three-year performance period equals or exceeds 16.75%, then a maximum of 200% of the number of shares awarded and accumulated dividend equivalents will vest, again subject to downward adjustment by the TSR Modifier. The estimated future payouts of performance shares in the table above do not include additional shares that may be allocated to recipients of performance shares due to the reinvestment of dividend equivalents attributable to unvested performance shares, but the value of such additional shares is factored into the grant date fair values of the performance shares in the table above.

[3] Represents stock options granted in 2025 as part of the annual long-term equity grant with respect to performance year 2024. All stock options were granted under the Company's 2023 Stock Incentive Plan.

[4] The amount represents the grant date fair value of stock and option awards measured in accordance with the guidance in FASB ASC Topic 718 using the assumptions discussed in Note 14 to our financial statements for the fiscal year ended December 31, 2025, included in the Company's Form 10-K, without taking into account estimated forfeitures. With respect to performance shares, the estimate of the grant date fair value, which was determined in accordance with the guidance in FASB Topic 718, assumes the vesting of 100% of the performance shares awarded.

# Narrative Supplement to Summary Compensation Table and Grants of Plan-Based Awards in 2025

## Employment Arrangements

### Mr. Schnitzer's Employment Arrangement

On August 4, 2015, the Company entered into an employment letter with Mr. Schnitzer pursuant to which he serves as our Chief Executive Officer. As described more fully in "Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control—Summary of Key Agreements—Mr. Schnitzer's Employment Letter", if Mr. Schnitzer's employment is terminated by us without "cause" or he resigns for "good reason" (each as defined in his agreement), he would become entitled to receive specified additional benefits. Additionally, Mr. Schnitzer would be entitled to specified special protections with respect to his equity awards following a "change in control".

Mr. Schnitzer used our corporate aircraft for business and personal travel and was provided a car and driver or other ground transportation arrangements, in each case in accordance with our security policy. See the detailed discussion under "Compensation Discussion and Analysis—Other Compensation—Other Benefits—Personal Security".

## Terms of Equity-Based Awards

### Vesting Schedule

Stock option awards granted in 2025 vest in full three years after the date of grant. Performance shares reflected in the tables and accumulated dividend equivalents vest at the end of a three-year performance period if, and to the extent, performance goals are attained, as more fully described above in "Compensation Discussion and Analysis—Compensation Elements and Decisions—Long-Term Stock Incentives—Performance Shares".

### Forfeiture and Post-Employment Treatment

Unvested shares underlying stock option, restricted stock unit and performance share awards are generally forfeited upon termination of employment except in specific cases for which different treatment is provided (see footnote (2) to the "Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control Table" for a discussion regarding different treatments).

### Option Exercise Price

Stock options have an exercise price equal to the closing price of our common stock on the date of grant.

### Dividends

Dividend equivalents attributable to performance shares are deemed "reinvested" in additional performance shares. The additional shares allocated to recipients of performance shares due to the reinvestment of dividend equivalents on unvested performance shares will only be distributed upon the vesting, if any, of such performance shares in accordance with the performance share award terms.

# Option Exercises and Stock Vested in 2025

The following table provides information regarding the values realized by our named executive officers upon the exercise of stock options and the vesting of stock awards in 2025.

| | Option Awards | | Stock Awards | |
| --- | --- | --- | --- | --- |
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise[1] ($) | Number of Shares Acquired on Vesting[2] (#) | Value Realized on Vesting[3] ($) |
| Alan D. Schnitzer | 162,927 | 21,772,049 | 95,739 | 27,770,083 |
| Daniel S. Frey | 45,286 | 6,318,727 | 16,125 | 4,677,255 |
| Gregory C. Toczydlowski | — | — | 22,842 | 6,625,751 |
| Avrohom J. Kess | 93,513 | 14,314,544 | 19,147 | 5,553,893 |
| Michael F. Klein | 27,616 | 3,816,711 | 21,498 | 6,235,929 |

[1] Value realized on exercise is equal to the difference between the fair market value of the stock acquired upon exercise on the exercise date less the exercise price, multiplied by the number of options exercised.

[2] The shares acquired upon vesting represent performance shares that are treated as vested on December 31, 2025, the last day of the relevant three-year performance period, including the following shares in respect of dividend equivalents deemed to be reinvested in such performance shares: Mr. Schnitzer (5,267 shares), Mr. Frey (887 shares), Mr. Toczydlowski (1,256 shares), Mr. Kess (1,053 shares) and Mr. Klein (1,182 shares).

[3] The value realized on vesting is based on the closing price of our common stock on the NYSE on the vesting date. If vesting occurs on a day on which the NYSE is closed, the value realized on vesting is based on the closing price on the last trading day prior to the vesting date.

# Outstanding Equity Awards at December 31, 2025

The following table provides information with respect to the option awards and stock awards held by the named executive officers at December 31, 2025.

| | Option Awards | | | | | Stock Awards | | |
| | | | | | | | Equity Incentive Plan Awards | |
| Name | Option Award Grant Date | Number of Securities Underlying Unexercised Options[1] (#) Exercisable | Number of Securities Underlying Unexercised Options[1] (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date | Stock Award Grant Date | Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#) | Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($) |
|---|---|---|---|---|---|---|---|---|
| **Alan D. Schnitzer** | 2/5/2019 | 216,246 | — | 126.18 | 2/5/2029 | | | |
| | 2/4/2020 | 298,368 | — | 132.58 | 2/4/2030 | | | |
| | 2/2/2021 | 197,343 | — | 139.83 | 2/2/2031 | | | |
| | 2/8/2022 | 144,507 | — | 172.50 | 2/8/2032 | | | |
| | 2/7/2023 | — | 119,292 | 189.01 | 2/7/2033 | | | |
| | 2/6/2024 | — | 99,207 | 213.01 | 2/6/2034 | | | |
| | | | | | | 2/6/2024 | 81,605 | 23,670,426 |
| | 2/4/2025 | — | 88,505 | 244.06 | 2/4/2035 | | | |
| | | | | | | 2/4/2025 | 76,175 | 22,095,262 |
| **Daniel S. Frey** | 2/2/2021 | 11,037 | — | 139.83 | 2/2/2031 | | | |
| | 2/8/2022 | 25,205 | — | 172.50 | 2/8/2032 | | | |
| | 2/7/2023 | — | 20,091 | 189.01 | 2/7/2033 | | | |
| | 2/6/2024 | — | 17,716 | 213.01 | 2/6/2034 | | | |
| | | | | | | 2/6/2024 | 14,572 | 4,226,884 |
| | 2/4/2025 | — | 14,509 | 244.06 | 2/4/2035 | | | |
| | | | | | | 2/4/2025 | 12,488 | 3,622,136 |
| **Gregory C. Toczydlowski** | 2/6/2018 | 34,771 | — | 140.85 | 2/6/2028 | | | |
| | 2/5/2019 | 42,048 | — | 126.18 | 2/5/2029 | | | |
| | 2/4/2020 | 52,735 | — | 132.58 | 2/4/2030 | | | |
| | 2/2/2021 | 38,611 | — | 139.83 | 2/2/2031 | | | |
| | 2/8/2022 | 34,503 | — | 172.50 | 2/8/2032 | | | |
| | 2/7/2023 | — | 28,463 | 189.01 | 2/7/2033 | | | |
| | 2/6/2024 | — | 24,093 | 213.01 | 2/6/2034 | | | |
| | | | | | | 2/6/2024 | 19,818 | 5,748,489 |
| | 2/4/2025 | — | 19,732 | 244.06 | 2/4/2035 | | | |
| | | | | | | 2/4/2025 | 16,984 | 4,926,363 |
| **Avrohom J. Kess** | 2/6/2018 | 47,686 | — | 140.85 | 2/6/2028 | | | |
| | 2/5/2019 | 61,270 | — | 126.18 | 2/5/2029 | | | |
| | 2/4/2020 | 74,939 | — | 132.58 | 2/4/2030 | | | |
| | 2/2/2021 | 46,333 | — | 139.83 | 2/2/2031 | | | |
| | 2/8/2022 | 30,246 | — | 172.50 | 2/8/2032 | | | |
| | 2/7/2023 | — | 23,858 | 189.01 | 2/7/2033 | | | |
| | 2/6/2024 | — | 20,196 | 213.01 | 2/6/2034 | | | |
| | | | | | | 2/6/2024 | 16,613 | 4,818,720 |
| | 2/4/2025 | — | 16,540 | 244.06 | 2/4/2035 | | | |
| | | | | | | 2/4/2025 | 14,235 | 4,128,975 |
| **Michael F. Klein** | 2/4/2020 | 30,000 | — | 132.58 | 2/4/2030 | | | |
| | 2/2/2021 | 36,037 | — | 139.83 | 2/2/2031 | | | |
| | 2/8/2022 | 32,486 | — | 172.50 | 2/8/2032 | | | |
| | 2/7/2023 | — | 26,788 | 189.01 | 2/7/2033 | | | |
| | 2/6/2024 | — | 22,676 | 213.01 | 2/6/2034 | | | |
| | | | | | | 2/6/2024 | 18,653 | 5,410,554 |
| | 2/4/2025 | — | 18,572 | 244.06 | 2/4/2035 | | | |
| | | | | | | 2/4/2025 | 15,984 | 4,636,404 |

[1] Stock options are exercisable 100% on the third anniversary of the stock option award grant date.

[2] The number of shares reflected for each of the named executive officers represents the sum of (a) the maximum number of performance shares and (b) the additional shares that have been allocated to the named executive officer through December 31, 2025, as a result of the dividend equivalents deemed to be reinvested on the maximum number of performance shares. We have reflected the maximum number of performance shares for each named executive officer because (a) results for 2024 and 2025, the first and second year of the three-year performance period for the February 6, 2024 awards, were above target and (b) results for 2025, the first year of the three-year

performance period for the February 4, 2025 awards, were also above target. The actual number of shares that will be distributed with respect to each of the 2024 and 2025 awards are not yet determinable. The awards granted on February 6, 2024 vest in proportion to actual performance over the three-year performance period ending on December 31, 2026, and the awards granted on February 4, 2025 vest in proportion to actual performance over the three-year performance period ending on December 31, 2027 and are subject to the TSR Modifier as described in footnote 2 of the Grants of Plan-Based Awards in 2025 table. For purposes of this column, fractional shares have been rounded to the nearest whole share. See the description of performance shares in the "Compensation Discussion and Analysis—Compensation Elements and Decisions—Long-Term Stock Incentives—Performance Shares" section.

(3) The market value is based on the closing price on the NYSE of our common stock on December 31, 2025, the last trading day of 2025 ($290.06), multiplied by the actual number of performance shares as described in footnote (2) not rounded for fractional shares.

# Post-Employment Compensation

The Company has four active retirement plans:

- A qualified 401(k) Savings Plan, which is referenced under "Compensation Discussion and Analysis—Other Compensation—Deferred Compensation";
- A qualified pension plan (the "Pension Plan"), which is discussed under "—Pension Benefits for 2025" below;
- A non-qualified pension restoration plan that is a component of the Benefit Equalization Plan described below (the "Pension Restoration Plan"), which is discussed under "—Pension Benefits for 2025" below; and
- A non-qualified deferred compensation plan (the "Deferred Compensation Plan"), which is discussed under "—Non-Qualified Deferred Compensation for 2025" below.

The Company has two inactive retirement plans from which benefits are still payable to one or more named executive officers but under which no additional benefits are being earned (other than earnings credits as described below):

- A non-qualified pension plan maintained by TPC prior to the Merger that is a component of the Benefit Equalization Plan (the "TPC Benefit Equalization Plan"), which is discussed under "—Pension Benefits for 2025" below; and
- A non-qualified deferred compensation plan maintained by The St. Paul prior to the Merger that is a component of the Benefit Equalization Plan (the "Executive Savings Plan"), which is discussed under "—Non-Qualified Deferred Compensation for 2025" below.

## Pension Benefits for 2025

The following table provides information regarding the pension benefits for our named executive officers under the Company's pension plans. The material terms of the plans are described following the table.

| Name | Plan Name | Number of Years Credited Service[1] | Present Value of Accumulated Benefit[2] ($) | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|
| **Alan D. Schnitzer** | Pension Plan | 18 | 298,742 | — |
| | Pension Restoration Plan | 18 | 5,414,074 | — |
| **Daniel S. Frey** | Pension Plan | 23 | 269,003 | — |
| | Pension Restoration Plan | 23 | 1,445,249 | — |
| **Gregory C. Toczydlowski** | Pension Plan | 36 | 549,410 | — |
| | Pension Restoration Plan | 36 | 3,073,997 | — |
| | TPC Benefit Equalization Plan[3] | 11 | 12,727 | — |
| **Avrohom J. Kess** | Pension Plan | 9 | 114,193 | — |
| | Pension Restoration Plan | 9 | 1,342,263 | — |
| **Michael F. Klein** | Pension Plan | 36 | 636,905 | — |
| | Pension Restoration Plan | 36 | 2,699,650 | — |

(1) Credited service includes (as applicable) service for time worked at the Company plus TPC, Citigroup and certain of its affiliates and predecessors (prior to August 20, 2002) and The St. Paul. Number of years of credited service represents actual years of service. We do not have a policy with respect to granting extra years of credited service.

(2) The present value of accumulated benefit is calculated by projecting the qualified and non-qualified cash-balance accounts reflected in the tables below forward to age 65 by applying a 4.01% interest rate (except for some sub-accounts which use a 6.00% rate) and then discounting back to December 31, 2025, using a discount rate of 5.53% for the Pension Plan and 5.12% for the Pension Restoration Plan and the TPC Benefit Equalization Plan. These are the same assumptions the Company uses for financial reporting purposes. See Note 15 to our financial statements for the fiscal year ended December 31, 2025, included in the Company's Form 10-K.

(3) Service under the TPC Benefit Equalization Plan was frozen as of January 1, 2002, and the plan was merged into the Benefit Equalization Plan as of January 1, 2009.

## The Company's Pension Plan

The Company's Pension Plan is a qualified defined benefit pension plan with a cash-balance formula or, for certain legacy participants, traditional final average pay formulas or legacy frozen cash-balance formulas. Each named executive officer participates in the cash-balance formula under which the named executive officer has a hypothetical account balance that grows with interest and pay credits each year. As of December 31, 2025, the named executive officers' qualified pension account balances were as follows:

| Name | Qualified Account Balance at December 31, 2025[1] |
|---|---|
| Alan D. Schnitzer | $ 320,887 |
| Daniel S. Frey | $ 283,116 |
| Gregory C. Toczydlowski | $ 593,976 |
| Avrohom J. Kess | $ 127,415 |
| Michael F. Klein | $ 704,301 |

[1] These dollar amounts represent the participant's account balance rather than the present value of the accumulated benefit, which is set forth in the "—Pension Benefits for 2025" table above and calculated as described in footnote (2) to that table.

Interest credits are applied quarterly to the prior quarter's cash-balance pension account balance. These interest credits are generally based on the yield on 10-year treasury bonds, subject to a minimum annual interest rate of 4.01%.

Pay credits are calculated on an annual basis as a percentage of compensation, with the percentage determined based on the sum of age plus service at the end of the year under the following schedule:

| Age + Service | Pay Credit |
|---|---|
| < 30 | 2.00% |
| 30 - 39 | 2.50% |
| 40 - 49 | 3.00% |
| 50 - 59 | 4.00% |
| 60 - 69 | 5.00% |
| > 69 | 6.00% |

Service is calculated based on elapsed time with the Company plus any service with TPC, Citigroup and certain of its affiliates and predecessors (prior to August 20, 2002) and The St. Paul. Pay credits are calculated by multiplying the appropriate pay credit percentage by the named executive officer's compensation for the year, including base salary and bonus, up to the qualified plan compensation limit (which for 2025 was $350,000).

The pension plan benefit is subject to the qualified plan benefit limit (if applicable) under Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), income tax provisions.

The plan's normal retirement age is 65. However, under the cash-balance formula, participants are eligible to receive a distribution from the plan any time after they vest (currently after three years of service) and they separate from us. Once separated from us, participants may elect to receive a lump-sum payment, life annuity, 50% joint and survivor annuity, 75% joint and survivor annuity, 100% joint and survivor annuity or a ten-year certain and life annuity. All payment forms are actuarially equivalent. Eligible part-time employees who are at least age 62 can apply for an in-service distribution from the plan, calculated as if they separated from us. There are no special early retirement benefits under the cash-balance formula, even in the case of an in-service distribution.

Under the plan, the benefits of some participants may be determined in whole or in part under transition benefit rules—that is, legacy benefit provisions.

## The Company's Benefit Equalization Plan (Non-Qualified Pension Plan Components)

The Benefit Equalization Plan consists of three components:

- the Pension Restoration Plan (currently active);
- the TPC Benefit Equalization Plan (currently inactive); and
- the Executive Savings Plan (currently inactive; described under "—Non-Qualified Deferred Compensation for 2025" below).

The Benefit Equalization Plan is not funded, and plan participants have only an unsecured contractual commitment by the Company to pay amounts owed under the plan.

### Pension Restoration Plan (Non-Qualified Pension Plan)

The Pension Restoration Plan is a non-qualified pension restoration plan which provides non-qualified pension benefits on compensation and benefits in excess of the qualified plan compensation limit and the benefit limit (if applicable) under Internal Revenue Code income tax provisions. Benefits under the plan accrue, in the same manner as described above for the Company's Pension Plan, for pay and benefits in excess of the compensation limit and the benefit limit (if applicable).

As of December 31, 2025, the named executive officers' non-qualified pension account balances were as follows:

| Name | Non-Qualified Account Balance at December 31, 2025[1] |
|---|---|
| Alan D. Schnitzer | $ 5,704,889 |
| Daniel S. Frey | $ 1,500,343 |
| Gregory C. Toczydlowski | $ 3,271,186 |
| Avrohom J. Kess | $ 1,454,297 |
| Michael F. Klein | $ 2,905,828 |

[1] These dollar amounts represent the participant's account balance rather than the present value of the accumulated benefit, which is set forth in the "—Pension Benefits for 2025" table and calculated as described in footnote (2) to that table.

 

The plan's normal retirement age is 65. However, participants are eligible to receive a distribution from the plan any time after they vest (currently after three years of service) and they separate from us, subject to a six-month delayed payment requirement following separation. Once separated from us, participants will receive their benefit in ten annual installment payments (for account balances greater than $50,000) or a single lump-sum payment (for balances equal to or less than $50,000). There are no special early retirement benefits. To the extent that a participant's qualified plan benefits are determined under legacy benefit provisions, those provisions can affect the benefits payable under the Pension Restoration Plan.

### TPC Benefit Equalization Plan (Non-Qualified Pension Plan)

The TPC Benefit Equalization Plan is a non-qualified pension plan. Benefit accruals were frozen as of January 1, 2002. As of January 1, 2009, the TPC Benefit Equalization Plan was merged into the Benefit Equalization Plan. Participants in the plan have cash-balance accounts that accrue interest credits but no pay credits. As of December 31, 2025, the non-qualified account balance for Mr. Toczydlowski, the only participant among the named executive officers, was as follows:

| Name | Non-Qualified Account Balance at December 31, 2025[1] |
|---|---|
| Gregory C. Toczydlowski | $ 13,544 |

[1] This dollar amount represents the participant's account balance rather than the present value of the accumulated benefit, which is set forth in the "—Pension Benefits for 2025" table and calculated as described in footnote (2) to that table.

Interest credits are applied quarterly to the prior quarter's account balance. These interest credits are generally based on the yield on 10-year treasury bonds, subject to a minimum annual interest rate of 4.01%. The plan's normal retirement age is 65. However, Mr. Toczydlowski is eligible to receive a distribution from the plan any time after becoming vested, attaining age 55 and separating from us. The participant may elect to receive a lump-sum payment, life annuity, 50% joint and survivor annuity, 75% joint and survivor annuity or 100% joint and survivor annuity. All payment forms are actuarially equivalent. There are no special early retirement benefits. To the extent that a participant's qualified plan benefits are determined under legacy benefit provisions, those provisions can affect the benefits payable under the TPC Benefit Equalization Plan.

# Non-Qualified Deferred Compensation for 2025

The following table provides information regarding contributions, earnings and balances for our named executive officers under the active Deferred Compensation Plan, as well as under the Executive Savings Plan, which is closed to new deferrals. Under each of the plans, no Company "match" is currently made on amounts deferred, account balances are fully vested at all times, and the Company does not provide any opportunity for above-market or preferential earnings, nor does it provide any minimum internal rate of return. Additionally, the Deferred Compensation Plan and the Executive Savings Plan do not permit "hardship" withdrawals. The Deferred Compensation Plan and Executive Savings Plan are not funded, and plan participants have only an unsecured contractual commitment by the Company to pay amounts owed under each plan. Each of these plans is further described below.

| Name | Non-Qualified Deferred Compensation Plan Name | Executive Contributions in 2025[1] ($) | Company Contributions in 2025 ($) | Aggregate Earnings in 2025 ($) | Aggregate Withdrawals/ Distributions in 2025 ($) | Aggregate Balance at 12/31/25[2] ($) |
|---|---|---|---|---|---|---|
| Alan D. Schnitzer | Deferred Compensation Plan | — | — | 2,098,998 | — | 15,236,025 |
| Daniel S. Frey | | — | — | — | — | — |
| Gregory C. Toczydlowski | | — | — | — | — | — |
| Avrohom J. Kess | Deferred Compensation Plan | 4,592,657 | — | 4,918,709 | — | 33,410,077 |
| Michael F. Klein | Deferred Compensation Plan | — | — | 146,040 | — | 1,430,111 |
| | Executive Savings Plan | — | — | 1,667 | — | 14,517 |

[1] Of Mr. Kess's contributions, $493,174 was reported as "Salary" in the "Summary Compensation Table" for 2025 and $4,099,483, which was otherwise payable in 2026 for performance year 2025, was reported as "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table" for 2025.

[2] Of the totals in this column, the following amounts have been reported in the "Summary Compensation Table" for this year and for previous years.

| Name | 2025 | Previous Years | Total |
|---|---|---|---|
| Alan D. Schnitzer | — | $ 4,000,000 | $ 4,000,000 |
| Avrohom J. Kess | $4,592,657 | $ 18,210,713 | $22,803,370 |

## Deferred Compensation Plan

The Company's Deferred Compensation Plan is a non-qualified plan that, in 2025, allowed each U.S. employee who is at the Vice President level or above to defer receipt of up to 50% of his or her salary and/or up to 100% of his or her annual bonus until a date or dates elected by the employee. Employees participating in the Deferred Compensation Plan elect the time and form of payout prior to the year in which the deferred amounts are earned. These elections are irrevocable.

Participants in the plan may receive distributions of deferred accounts in three situations: when the participant terminates employment or retires (in which case, payment will be made or commence six months after the date of the termination or retirement) or upon a distribution date the participant specifies in advance and that occurs while the participant is still an employee of the Company. If the participant's balance is greater than $10,000, the participant may elect to receive retirement distributions and in-service distributions as a lump sum or in up to ten annual installments. All other distributions will be paid in a lump sum. Balances remaining at the time of the executive's death will be paid in a lump sum, unless distributions in installment payments have already begun.

Deferrals may be allocated among hypothetical investment options that mirror the investment options available under our qualified 401(k) Savings Plan.

As of December 31, 2025, Messrs. Schnitzer, Kess and Klein were the only named executive officers with account balances under the Deferred Compensation Plan, as shown above.

## Executive Savings Plan

The Executive Savings Plan is a legacy non-qualified excess deferral plan that has been a component of the Benefit Equalization Plan since it was established by The St. Paul in 1976. It includes salary deferrals and Company matching contributions made to the plan prior to the closing of the plan to any new deferrals as of January 1, 2005. Executives will receive distribution of their vested accounts upon termination of employment from the Company, with some accounts subject to a six-month delayed payment requirement following separation. Once separated from us, executives will receive their benefits in ten annual installment payments (for account balances greater than $50,000) or a single lump sum (for balances of $50,000 or less). Balances remaining at the time of the executive's death will be paid in a lump sum, unless distributions in installment payments have already begun.

Deferrals may be allocated among hypothetical investment options that mirror the investment options available under our qualified 401(k) Savings Plan.

As of December 31, 2025, Mr. Klein was the only named executive officer with an account balance under the Executive Savings Plan, as shown above.

# Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control

The following table describes the potential payments and benefits under the Company's compensation and benefit plans and contractual agreements to which the named executive officers would have been entitled if a termination of employment or change in control occurred on the last business day of 2025.

The only agreements, arrangements or plans that entitle executive officers to severance, perquisites or other enhanced benefits upon termination of their employment or change in control are:

- Mr. Schnitzer's employment letter, as described following the table;
- the individual non-solicitation and non-disclosure agreements executed by members of our Management Committee (other than Mr. Schnitzer), as described following the table;
- the non-competition agreements executed by all members of the Management Committee, as described in footnote (1) to the table;
- the Company's Executive Severance Plan, as described in footnote (3) to the table; and
- the terms of performance share and stock option awards.

The amounts shown in the table below do not include:

- payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the named executive officers (including welfare benefits that are provided to all U.S. retirees of the Company);
- regular pension benefits under our Pension Plan, the Benefit Equalization Plan or the TPC Benefit Equalization Plan (see "Post-Employment Compensation—Pension Benefits for 2025" above); and
- distributions of previously vested plan balances under our 401(k) Savings Plan, the Deferred Compensation Plan and the Executive Savings Plan (see "Compensation Discussion and Analysis—Other Compensation—Deferred Compensation" for information about those plans generally and "Post-Employment Compensation—Non-Qualified Deferred Compensation for 2025" above for information about the Deferred Compensation Plan and the Executive Savings Plan).

# Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control Table

| Named Executive Officer | Involuntary Termination Without "Cause" or, if Applicable, Voluntary Termination for "Good Reason" ($) | Additional Value if Involuntary Termination without "Cause" or, if Applicable, Voluntary Termination for "Good Reason" Follows a Change in Control ($) | Change in Control ($) | Voluntary Termination without "Good Reason", including Voluntary Retirement ($) | Disability ($) | Death ($) |
|---|---|---|---|---|---|---|
| **Alan D. Schnitzer** | | | | | | |
| Cash Severance Payment[1] | 27,187,500 | — | — | 11,287,500 | — | — |
| Acceleration of Equity Awards[2] | 23,769,586 | 34,718,057 | — | 23,769,586 | 23,769,586 | 46,652,430 |
| Value of Continuing Benefits[3] | 64,047 | — | — | 9,089 | — | — |
| **Total Termination Benefits** | **51,021,133** | **34,718,057** | **—** | **35,066,175** | **23,769,586** | **46,652,430** |
| **Daniel S. Frey** | | | | | | |
| Cash Severance Payment[1] | 9,600,000 | — | — | 2,920,000 | — | — |
| Acceleration of Equity Awards[2] | 4,062,627 | — | — | 4,062,627 | 4,062,627 | 7,987,137 |
| Value of Continuing Benefits[3] | 11,614 | — | — | 7,464 | — | — |
| **Total Termination Benefits** | **13,674,241** | **—** | **—** | **6,990,091** | **4,062,627** | **7,987,137** |
| **Gregory C. Toczydlowski** | | | | | | |
| Cash Severance Payment[1] | 11,537,500 | — | — | 3,667,500 | — | — |
| Acceleration of Equity Awards[2] | 5,640,224 | — | — | 5,640,224 | 5,640,224 | 10,977,650 |
| Value of Continuing Benefits[3] | 11,614 | — | — | 7,464 | — | — |
| **Total Termination Benefits** | **17,189,338** | **—** | **—** | **9,315,188** | **5,640,224** | **10,977,650** |
| **Avrohom J. Kess** | | | | | | |
| Cash Severance Payment[1] | 10,953,750 | — | — | 3,542,500 | — | — |
| Acceleration of Equity Awards[2] | — | 4,727,793 | — | — | 4,727,793 | 9,201,640 |
| Value of Continuing Benefits[3] | 14,710 | — | — | 10,560 | — | — |
| **Total Termination Benefits** | **10,968,460** | **4,727,793** | **—** | **3,553,060** | **4,727,793** | **9,201,640** |
| **Michael F. Klein** | | | | | | |
| Cash Severance Payment[1] | 10,225,000 | — | — | 3,325,000 | — | — |
| Acceleration of Equity Awards[2] | 5,308,425 | — | — | 5,308,425 | 5,308,425 | 10,331,904 |
| Value of Continuing Benefits[3] | 14,710 | — | — | 10,560 | — | — |
| **Total Termination Benefits** | **15,548,135** | **—** | **—** | **8,643,985** | **5,308,425** | **10,331,904** |

[1] Cash Severance Payments:

- Under the terms of Mr. Schnitzer's employment letter, severance payments in the event of an involuntary termination without "cause" or a voluntary termination for "good reason" (each as defined in his agreement and described following this table) are equal to two times his base salary at termination plus two times the greater of: (a) the average of his two most recent annual cash bonuses and (b) 250% of his base salary at the time of termination.

- Pursuant to the terms of the individual non-solicitation and non-disclosure agreements, each of the named executive officers (other than Mr. Schnitzer) is eligible to receive a severance benefit if they are involuntarily terminated due to a reduction in force or for reasons other than "cause" or if they are asked to take a substantial demotion. All such named executive officers are eligible to receive a benefit equal to his total monthly cash compensation for at least 21 months (24 months for Messrs. Frey, Toczydlowski and Klein due to each having at least 10 years of service with the Company). For such named executive officers, total monthly cash compensation is equal to, at least, 1/12th of the executive's annual base salary in effect at the time of his termination, plus the greater of: (a) 1/12th of the average of the executive's two most recent annual cash bonuses or (b) 1/12th of 125% of the executive's final annual base salary.

- The cash severance payments listed assume that there would be no cutback of payments to avoid subjecting the executives to an excise tax under Section 280G of the Internal Revenue Code.

- The named executive officers, along with other members of our Management Committee, are each subject to a non-competition agreement that entitles an executive to specified post-termination payments if the Company elects, at the time of termination, to impose a six-month non-compete period. Under the non-competition agreements, if the Company elects to impose a six-month non-compete period with respect to a particular executive and the executive complies with such obligations, the executive will be entitled to receive a lump-sum payment at the end of the period equal to the sum of (a) six months' base salary plus (b) 50% of the executive's average annual bonus for the prior two years plus (c) 50% of the aggregate grant date fair value of the executive's average annual equity awards for the prior two years. The table above assumes that the Company will elect to impose the six-month non-compete period and will make

the corresponding payments to each named executive officer in the event of a termination without "cause" or for "good reason" (including termination without "cause" or for "good reason" within 24 months following a "change of control") or a voluntary termination without "good reason", including voluntary retirement. Under his employment letter, in the case of Mr. Schnitzer's voluntary termination for "good reason" or involuntary termination without "cause" within 24 months following a "change in control", the Company has elected to impose the six-month non-compete period.

(2) Acceleration of Equity Awards:

- "Acceleration of Equity Awards" is presented as the sum of the values as of the last business day of 2025 of the additional benefit from the acceleration of vesting, if any, of stock options and performance shares that would have occurred as a result of termination under the different circumstances presented. Performance share awards for the 2023-2025 performance period are treated as vested as of the last business day of 2025 and are not included in this table because the vesting of these awards is reflected in the "Option Exercises and Stock Vested in 2025" table above and the shares are no longer reflected in the "Outstanding Equity Awards at December 31, 2025" table above.

- The terms of Mr. Schnitzer's employment letter provide for acceleration of all outstanding equity awards (after giving effect to the conversion of his performance-vesting awards into time-vesting awards upon a change in control) in the event of a termination by the Company without "cause" or voluntary termination for "good reason", but only if such termination occurs within 24 months following a change in control of the Company. Mr. Schnitzer's outstanding equity awards would also become fully vested in the event of a change in control if the ultimate parent or surviving entity does not assume the awards. The table above assumes the ultimate parent or surviving entity would assume the awards and therefore does not reflect an incremental value for this circumstance.

- Outstanding unvested stock options and performance shares granted to all employees include "double triggered" vesting in the event of a termination by the Company without "cause" or voluntary termination for "good reason" that occurs within 24 months following a change in control of the Company (although Mr. Schnitzer's vesting protection in connection with a change in control would continue to be governed by the terms of his employment letter as described above). In the case of stock option grants, any such termination would result in immediate accelerated vesting of the stock options. In the case of performance share grants, any such termination would result in a waiver of the service vesting conditions for such awards, but the ultimate vesting of the performance shares would remain subject to the achievement of the actual performance goals during the performance period (other than with respect to Mr. Schnitzer, whose performance shares would convert into time-vesting awards in connection with a change in control).

- For stock options, the additional benefit to the named executive officer resulting from the acceleration of vesting reflected in the table is the value that the named executive officer would receive if his employment terminated on the last business day of 2025. On the last business day of 2025, Messrs. Schnitzer, Frey, Toczydlowski and Klein met the "retirement rule". Under the current provisions in their option award grants, had Mr. Schnitzer, Mr. Frey, Mr. Toczydlowski or Mr. Klein terminated employment as a result of involuntary termination without cause, termination for good reason, voluntary retirement, disability or death on the last business day of 2025, each would have been entitled to acceleration of their outstanding unvested stock option awards. Vested stock options may be exercised for up to three years (for grants prior to 2021) or five years (for grants made since 2021) from the termination date (one year in the case of death), but no later than the original option expiration date.

- On the last business day of 2025, Mr. Kess did not meet the "retirement rule". Under the current provisions in his applicable option award grants, had the employment of Mr. Kess been involuntarily terminated (with or without cause) or voluntarily terminated on the last business day of 2025, vesting would have immediately stopped and all unvested options would have been canceled. If Mr. Kess terminated employment as a result of disability or death, his unvested option awards would have become fully vested and exercisable for up to one year from the termination date.

- The value of accelerated stock options, for purposes of this table, was determined by subtracting the exercise price of the original stock option from the closing stock price on the NYSE of $290.06 on the last business day of 2025, and multiplying the result, if a positive number (in-the-money), by the number of option shares that would vest as a result of termination.

- In the event of termination due to disability, the full number of performance shares originally granted plus allocated dividend equivalent shares would vest according to their original vesting schedule (that is, at the end of the performance period), to the extent that the goals for the applicable performance periods have been met. For Messrs. Schnitzer, Frey, Toczydlowski and Klein, in the event of termination due to a qualifying retirement, all of their performance shares would vest according to their original vesting schedule, to the extent that the goals for the applicable performance periods have been met. In the event of any other termination circumstances, the performance shares and attributed dividend equivalent shares would be forfeited, other than as described above in connection with some terminations following a change in control. Accordingly, no acceleration of vesting of the performance shares has been included under any termination circumstances other than death (or in the case of a qualifying termination following a change in control in the case of Mr. Schnitzer's performance shares) in the table above.

- In the event of a termination due to death, the full number of performance shares originally granted plus allocated dividend equivalent shares allocated to date would vest immediately at 100%. The amounts reflected in "Acceleration of Equity Awards" is determined by multiplying the closing stock price of $290.06 on the last business day of 2025, by the number of performance shares and related dividend equivalent shares that would be paid out upon death.

(3) Value of Continuing Benefits:

- For Mr. Schnitzer, the estimated value of continuing benefits as of the last business day of 2025 reflects two years of medical and dental premiums in the event of an involuntary termination without "cause" or a voluntary termination for "good reason".

- For all of the named executive officers (other than Mr. Schnitzer), the value of continuing benefits as of the last business day of 2025 reflects the cash value of nine months of outplacement services under the Company's Executive Severance Plan in the event of involuntary termination without "cause" or voluntary termination for "good reason". If the named executive officer has not secured viable employment within nine months, these outplacement services may be extended, at the Company's discretion, on a month-to-month basis for an additional cost to the Company of $505 per month.

- As discussed under "Compensation Discussion and Analysis-—Non-Competition Agreements", the named executive officers, along with other members of our Management Committee, are each subject to a non-competition agreement that entitles an executive to specified

post-termination payments if the Company elects, at the time of termination, to impose a six-month non-compete period. Under the non-competition agreements, if the Company elects to impose a six-month non-compete period with respect to a particular executive and the executive complies with such obligations, the executive will be entitled to reimbursement for the cost of continuing health benefits on similar economic terms as in place immediately prior to the executive's termination date during the six-month non-compete period or to payment of an equivalent amount, payable at the end of the period, and the value of these benefits (other than for Mr. Schnitzer) is reflected in the table above. In the case of Mr. Schnitzer, whose employment arrangement provides for the continuation of health benefits as explained above in this footnote (3) for a period longer than that specified in his non-competition agreement, no additional benefit is reflected with respect to his non-competition agreement in the case of voluntary termination for good reason or involuntary termination without cause.

# Summary of Key Agreements

## Mr. Schnitzer's Employment Letter

On August 4, 2015, the Company entered into an employment letter with Mr. Schnitzer, our Chairman and Chief Executive Officer.

If Mr. Schnitzer's employment is terminated without "cause" or if he were to resign for "good reason" (each as defined in his employment letter and summarized below), he would be entitled to severance payments equal to two times his base salary at termination plus two times the greater of: (a) the average of his two most recent annual cash bonuses and (b) 250% of his base salary at the time of termination. Additionally, Mr. Schnitzer would be entitled to receive up to 24 months of continued medical benefits.

Upon a "change in control" (as defined in Mr. Schnitzer's non-competition agreement), all of his then-outstanding performance-vesting equity awards would convert into time-vesting awards based on actual performance through the end of the Company's most recently completed fiscal year prior to the change of control (or based on deemed target level performance, in the case of awards outstanding for less than one year). Additionally, if Mr. Schnitzer's employment is terminated within 24 months following such a change of control by us other than for "cause" or by him for "good reason", Mr. Schnitzer would also be entitled to full vesting of his outstanding equity awards (after giving effect to the adjustments described above in the case of performance-based equity awards), and the Company will be deemed to have exercised its "non-competition option" under the non-competition agreement between the Company and Mr. Schnitzer, which will subject Mr. Schnitzer to a six-month covenant not to compete with the Company and require the Company to make a corresponding payment to Mr. Schnitzer as described more fully under "Compensation Discussion and Analysis—Non-Competition Agreements".

The term "cause" is defined in his employment letter as Mr. Schnitzer's conviction of any felony, his willful misconduct in connection with the performance of his duties or his taking illegal action in his business or personal life that harms the reputation or damages the good name of the Company.

"Good reason" is generally defined in his employment letter to include such situations as: (1) reduction in base salary, bonus opportunity or aggregate compensation opportunity; (2) a diminution in his title, duties or responsibilities; (3) a consequential, involuntary relocation of his principal place of business; or (4) a material breach by the Company of his employment letter.

## Severance Under Non-Solicitation and Non-Disclosure Agreements and Non-Competition Agreements

Each of the named executive officers listed in the table above (other than Mr. Schnitzer) is eligible to receive a severance benefit under his respective non-solicitation and non-disclosure agreement if asked to take a substantial demotion or if any of them is involuntarily terminated due to a reduction in force or for reasons other than "cause" as defined in the agreements. The severance benefit payable is equal to the executive's total monthly cash compensation for 21 to 24 months, depending on his years of service with the Company, with the total monthly cash compensation equal to, at least, 1/12th of the executive's annual base salary in effect at the time of the executive's termination, plus the greater of: (1) 1/12th of the average of the executive's two most recent annual cash bonuses or (2) 1/12th of 125% of final annual base salary for any named executive officer serving as Vice Chairman or an Executive Vice President or equivalent. In addition, each of our named executive officers is entitled to severance pursuant to the terms of a non-competition agreement, as more fully described under "Compensation Discussion and Analysis — Non-Competition Agreements".

## Equity Recapture/Recoupment Provisions

The Board has adopted policies requiring the reimbursement and/or cancellation of all or a portion of any incentive cash bonus or equity-based incentive compensation awarded to a member of the Management Committee or other officers who are subject to Section 16 of the Exchange Act in specified circumstances relating to a restatement of Company financial results. In addition, in connection with equity awards, each recipient accepts the terms of an agreement that provides for the recapture by us of the equity awards during a one-year period following his or her departure, under specified circumstances. See "Compensation Discussion and Analysis—Recapture/Forfeiture Provisions".

<table>
<tr><td>ITEM<br>4</td><td>Amendment to The Travelers Companies, Inc. Amended and Restated 2023 Stock Incentive Plan</td><td> Your Board recommends you vote **FOR** approval of the amendment to the Amended and Restated 2023 Stock Incentive Plan.</td></tr>
</table>

## Overview

On February 4, 2026, upon the recommendation of our Compensation Committee, our Board of Directors unanimously approved an amendment to the 2023 Stock Incentive Plan (as proposed to be amended, the "Amended Plan"), subject to approval by our shareholders at this Annual Meeting. If the Amended Plan is approved by our shareholders, the number of shares authorized for issuance under the plan will increase by 5,000,000 shares. No other amendments are being proposed.

The 2023 Stock Incentive Plan was originally approved by shareholders on May 24, 2023 and was amended and restated by shareholders on May 21, 2025 (as amended and restated, the "Existing Plan"). The Existing Plan is the Company's only compensation plan under which equity-based awards may be made.

### Importance of the 2023 Stock Incentive Plan

Equity-based incentive compensation is an integral part of our compensation program, which is designed to reinforce a long-term perspective and to align the interests of our employees and our non-employee directors with those of our shareholders.

The Amended Plan will permit the Company to continue to motivate employees and to attract new personnel by providing incentives in the form of stock-based awards. For example, with respect to the equity awards granted in February 2026 in consideration of the 2025 performance year:

- Over 8,300 employees, approximately 25% of our current employees, received a portion of their annual variable compensation in the form of equity-based awards;
- More than 86% of the total annual grant value was granted to employees who are not named executive officers; and
- Performance-based long-term stock incentives represented 63% of the total direct compensation for our current Chief Executive Officer and an average of 40% of the total direct compensation for our other named executive officers.

The ability to grant equity-based awards enables the Company to:

- *Support Pay for Performance and Alignment with Shareholders*. As described above, with respect to our named executive officers and other senior employees of the Company, a key element of our compensation philosophy is to pay a meaningful portion of variable compensation in the form of stock-based awards as we believe that aligns employee and shareholder interests and drives long-term value creation.
- *Enhance employee motivation and retention*. We use equity-based awards to attract, retain and motivate employees who are essential to executing our long-term strategy and to align their interests with the Company's long-term performance. We believe employee motivation and retention would be negatively impacted if we could not grant equity-based awards.
- *Decrease Reliance on Cash Compensation*. In order to attract and retain qualified personnel without equity-based awards, we would likely be compelled to increase the cash-based components of our compensation program, which would not provide the Company or our shareholders with the same benefits as providing equity awards and would limit cash available for other purposes.

### Features of the Amended Plan Designed to Protect Shareholder Interests

The Amended Plan includes several features designed to protect shareholder interests and to reflect our compensation philosophy:

- No "evergreen" provision (i.e., no automatic increase in the number of shares available under the plan).
- No grants of below-market stock options or stock appreciation rights ("SARs").
- No repricing of stock options or SARs.
- No payments of dividends or dividend equivalents on performance shares unless performance goals are satisfied and the underlying performance awards vest.
- No payment of dividends or dividend equivalents on stock options or SARs.
- Awards are subject to forfeiture/clawback pursuant to Company policy.
- 50% acquisition and completion of the applicable transaction in order to trigger a change in control.

 

## Prudent Share Request

We have a long track record of managing our equity-based compensation program judiciously. We review our equity usage and projections regularly, and strive to balance talent attraction and retention with affordability and dilution. See our average burn rate and projected dilution under "Share Usage Rate and Dilution" herein. We currently expect that the additional shares we are seeking will cover our equity compensation program needs for at least three years, based on our historical grant practices and the recent market price of our stock, and appropriately balances administrative efficiency and shareholder oversight.

## Number of Shares Subject to the Amended Plan

- 5,789,184 shares were approved by shareholders to be available for grant at the time the Existing Plan was initially adopted in 2023 (5.8 million less the number of shares, 10,816, covered by awards granted under the 2014 Stock Incentive Plan between March 28, 2023 and May 23, 2023).

- An additional 2,100,000 shares were approved by shareholders to be available for grant at the Company's 2025 annual meeting of shareholders.

- 3,982,446 shares remain available for grant under the Existing Plan as of March 23, 2026.

- If approved by shareholders, 5,000,000 additional shares would be made available for grant under the Amended Plan.

## Share Usage Rate and Dilution

- Our average share usage rate, sometimes referred to as unadjusted burn rate, over the three years ended December 31, 2025 (calculated as equity-based awards granted under our equity compensation plan(s) for the relevant year, divided by average basic common shares outstanding for that year) was approximately 0.70%.

- The potential dilution (calculated as defined below) resulting from issuing all 5,000,000 additional shares authorized under the Amended Plan, plus the 3,982,446 shares that remain available for grant as of March 23, 2026, and taking into account outstanding awards, would be 7.55% on a fully-diluted basis.

- Share repurchases are an important component of our disciplined capital management strategy. During 2025, we returned $3.2 billion to shareholders through share repurchases, and in each of the last three years, the number of shares repurchased exceeded the number of equity-based awards granted. However, share repurchases also increase burn rate and negatively impact dilution (calculated as defined below) because they lower the total number of shares outstanding.

The following table provides detail regarding the potential dilution under the Amended Plan as of the Record Date (March 23, 2026):

| Number of securities to be issued upon exercise of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) | Number of additional shares requested to be made available for grant | Shares of common stock outstanding as of March 23, 2026 | Dilution[4] |
|---|---|---|---|---|
| 8,386,059 [1] | 3,982,446 [2] | 5,000,000 [3] | 212,642,789 | 7.55% |

[1] Consists of the following grants outstanding under our Existing Plan and the Company's Amended and Restated 2014 Stock Incentive Plan (as amended) (the "2014 Stock Incentive Plan"), which was replaced by the Existing Plan: (a) 6,080,421 stock options, (b) 755,999 performance shares and dividend equivalents accrued thereon assuming issuance of 100% of performance shares granted, (c) 1,398,505 restricted stock units, (d) 136,068 director deferred stock awards and accrued dividend equivalents and (e) 15,066 Common Stock units credited to the deferred compensation accounts of certain non-employee directors in lieu of cash compensation, at the election of such directors. No right to dividends or dividend equivalents is granted on outstanding stock options.

The weighted average exercise price of the 6,080,421 stock options outstanding as of March 23, 2026 was $181.37, and the weighted average remaining term was 5.95 years.

[2] Represents shares that are available for grant under the Existing Plan as of March 23, 2026.

[3] Represents additional shares that will be available for grant under the Amended Plan if the Amended Plan is approved by shareholders.

[4] Dilution is calculated by dividing (a) the sum of (1) the number of securities to be issued upon exercise of outstanding options, warrants and rights and (2) the 3,982,446 shares remaining available for grant under the Existing Plan as of March 23, 2026 and (3) the 5,000,000 additional shares requested to be made available for grant if this proposal is approved by shareholders by (b) the sum of (1), (2) and (3) above and the number of shares of Common Stock outstanding as of March 23, 2026.

## Stock Awards Granted under the 2023 Stock Incentive Plan

No awards made under the Amended Plan prior to the date of the Annual Meeting were granted subject to shareholder approval of this proposal. The number and types of awards that will be granted under the Amended Plan in the future are not determinable, as the Compensation Committee will make these determinations in its sole discretion. The following table sets forth information with respect to the number of outstanding stock options, restricted stock units, performance shares, director deferred stock units and Common Stock units that have been granted to the named executive officers and the specified groups set forth below under the Existing Plan as of March 23, 2026. On March 23, 2026, the closing price of the underlying shares of our Common Stock traded on the NYSE was $295.52 per share.

| Name and Principal Position | Stock Options | Restricted Stock Units | Performance Shares[1] | Director Deferred Stock Awards and Common Stock Units[2] |
|---|---|---|---|---|
| **Alan D. Schnitzer**<br>Chairman and Chief Executive Officer | 276,101 | — | 116,464 | — |
| **Daniel S. Frey**<br>Executive Vice President and Chief Financial Officer | 45,251 | — | 19,067 | — |
| **Gregory C. Toczydlowski**<br>Executive Vice President and President, Business Insurance | 61,454 | — | 25,895 | — |
| **Avrohom J. Kess**<br>Vice Chairman and Chief Legal Officer | 51,427 | — | 21,669 | — |
| **Michael F. Klein**<br>Executive Vice President and President, Personal Insurance | 57,897 | — | 24,397 | — |
| All executive officers as a group (13 persons) | 706,166 | — | 297,651 | — |
| All non-executive directors as a group (9 persons) | — | — | — | 26,474 |
| Each associate of the above-mentioned directors or executive officers | — | — | — | — |
| Each other person who received or is to receive 5% of such options, warrants or rights | — | — | — | — |
| All employees (other than executive officers) as a group (10,302 persons) | 1,154,522 | 1,330,639 | 429,209 | — |

[1] Represents performance shares and dividend equivalents accrued thereon assuming issuance of 100% of performance shares granted. Please see the "Compensation Discussion and Analysis" section of this Proxy Statement for additional detail on the performance share awards.

[2] Please see the "Non-Employee Director Compensation" section of this Proxy Statement for additional detail regarding the non-employee director deferred stock awards and Common Stock units.

# Summary of Material Terms of the Amended Plan

The following summary of the material terms of the Amended Plan is qualified in its entirety by reference to the complete text of the Amended Plan, which is attached hereto as Annex B.

## Purpose

The purposes of the Amended Plan are to: (1) attract and retain employees, non-employee directors, consultants and other service providers of the Company and its affiliates ("Eligible Persons") by providing Eligible Persons with incentive-based compensation in the form of Company Common Stock, (2) attract and compensate non-employee directors for service as Board and committee members, (3) encourage decision-making based upon long-term goals and (4) align the interest of Eligible Persons with that of the Company's shareholders by encouraging such persons to acquire a greater ownership position in the Company.

## Types of Awards

The Amended Plan provides for grants of the following specific types of awards, and also permits other equity-based or equity-related awards (each, an "Award" and, collectively, "Awards"). Each Award will be evidenced by an award agreement (an "Award Agreement"), which will govern that Award's terms and conditions.

**Options and Stock Appreciation Rights (SARs).**
An option entitles the recipient to purchase a share of Common Stock at an exercise price specified in the Award Agreement (including through net settlement or a cashless exercise through a broker facility, to the extent permitted by the Compensation Committee). The

Amended Plan permits grants of options that qualify as "incentive stock options" under Section 422 of the Code (ISOs) and nonqualified stock options. A SAR may entitle the recipient to receive shares of Common Stock, cash or other property on the exercise date having a value equal to the excess of the market value of the underlying shares of Common Stock on the exercise date over the exercise price specified in the Award Agreement. Options and SARs will become exercisable as and when specified in the Award Agreement but not later than 10 years after the date of grant. Vested and exercisable options and SARs that are in-the-money will generally be exercised automatically (through net settlement in the case of options) if they remain unexercised as of the Award expiration date. The Amended Plan provides that we may not reset the exercise price for previously granted options and SARs without obtaining shareholder approval and that we generally may not issue any options or SARs with an exercise price less than the closing trading price of a share of Common Stock on the NYSE on the date of grant.

### Restricted Stock and Restricted Stock Units (RSUs)

Grants of restricted stock are shares of Common Stock that have been registered in the recipient's name, but that are subject to transfer restrictions and may be subject to forfeiture or vesting conditions for a period of time as specified in the Award Agreement. The recipient of restricted stock has the rights of a shareholder, including voting and dividend rights, subject to any restrictions and conditions specified in the Award Agreement. An RSU represents an unfunded, unsecured obligation by the Company to deliver a share of Common Stock (or cash or other securities or property) at a future date upon satisfaction of the conditions specified in the Award Agreement. The conditions, vesting and forfeiture provisions for awards of restricted stock and RSUs are within the discretion of the Compensation Committee.

### Performance Awards

Performance Awards entitle a recipient to future payments of Common Stock or other property (including cash) based upon the attainment of performance conditions established in writing by the Compensation Committee. Payment is made in cash, shares of Common Stock or any combination thereof, as determined by the Compensation Committee. The Award Agreement establishing a performance award may establish that a portion of an Award will be paid for performance that exceeds the minimum target but falls below the maximum target available to the Award. The relevant Award Agreement will also provide for the timing of payment as determined by the Compensation Committee.

The performance conditions upon which performance Awards may be based include one or more of the following: earnings per share; earnings before interest and tax; net income; adjusted net income; core income; stock price; total shareholder return; market share; return on equity; cash return on equity; achievement of profit, loss and/or expense ratio; revenue targets; cash flows; book value; return on assets; return on capital; improvements in capital structure; revenues or sales; working capital; credit rating; improvement in workforce diversity; employee retention; closing of corporate transactions; customer satisfaction; or implementation, completion or attainment of products or projects. For purposes of defining performance conditions, the Compensation Committee may elect to exclude the impact of extraordinary or non-recurring items.

### Other Stock-Based Awards

The Compensation Committee may issue unrestricted shares of Common Stock, or other awards denominated in Common Stock (including, but not limited to, stock and deferred stock units), alone or in tandem with other Awards, in such amounts and subject to such terms and conditions as the Compensation Committee shall from time to time in its sole discretion determine.

### Dividends and Dividend Equivalent Rights

An Award may, if determined by the Compensation Committee, provide for the right to receive dividend payments or dividend equivalent payments with respect to Common Stock subject to the Award, which payments may be made either currently or credited to an account for the Award recipient and may be settled in cash or Common Stock. Under the Amended Plan, no payments will be made in respect of dividends or dividend equivalent rights on any performance-based Awards unless and until the corresponding portion of the underlying Award is earned, and no dividend equivalent rights may be granted with respect to stock options or SARs that were granted under any prior equity incentive plan of the Company.

## Administration

Awards may be granted by the Compensation Committee of the Board or a subcommittee of the Compensation Committee, or such other committee of the Board or the full Board. Unless otherwise determined by the Board, any such committee will consist of no less than two directors who are intended to qualify as "independent directors" within the meaning of Rule 303A of the NYSE's Listed Company Manual, and as "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act. The Compensation Committee may at any time delegate to a committee of the Board or one or more officers of the Company some or all of the Committee's authority over the administration of the Amended Plan, subject to certain exceptions.

The number of employees selected to receive Awards will likely vary from year to year. The Compensation Committee has the authority to determine the type and timing of Awards, to select the Award recipients and to determine the terms of each Award, including, among

other things, any modifications of the Award, applicable restrictions, termination and vesting conditions. The Compensation Committee has the authority to establish terms of Awards relating to a recipient's retirement, death, disability, leave of absence or termination of employment. The Compensation Committee also has the full and exclusive power to administer and interpret the Amended Plan and to adopt such administrative rules, regulations, procedures and guidelines governing the Amended Plan and the Awards as it may deem necessary in its discretion, from time to time.

## Eligibility

Awards under the Amended Plan may be granted to employees, non-employee directors, consultants or other service providers with respect to the Company or its affiliates. As of December 31, 2025, we had 9 non-employee directors and approximately 20,300 eligible employees based on established criteria utilized by the Compensation Committee in determining awards. The Compensation Committee may also grant stock options, SARs, restricted stock, performance awards or other Awards under the Amended Plan in substitution for, or in connection with the assumption of, existing options, SARs, restricted stock, performance awards or other awards granted, awarded or issued by another entity and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a transaction involving a merger, consolidation, plan of exchange, acquisition of property or stock, separation, reorganization or liquidation to which the Company or any subsidiary is a party. The terms and conditions of the substitute Awards may vary from the terms and conditions set forth in the Amended Plan to the extent the Compensation Committee at the time of the grant may deem appropriate.

## Future Grants

Because no Awards under the Amended Plan have yet been granted by the Compensation Committee, we cannot determine the benefits or amounts that will be received or allocated in the future under the Amended Plan.

## Number of Shares Available for Issuance

The number of shares of Common Stock available and reserved for grant of Awards under the Amended Plan is 12,889,184, which may consist of shares that are authorized but unissued, or previously issued shares reacquired by the Company, or both. In addition, any shares subject to awards under the 2014 Stock Incentive Plan that are outstanding as of the date the Amended Plan is approved by shareholders and subsequently expire, are canceled, settled in cash or otherwise terminate without the issuance of shares of Common Stock in respect thereof will be available for award grants under the Amended Plan.

The Amended Plan provides that the following are not counted towards the maximum number of shares and are available for future grants under the Amended Plan:

- shares of Common Stock subject to an Award that expires unexercised, that is forfeited, terminated or canceled, that is settled in cash or other forms of property, or otherwise does not result in the issuance of shares of Common Stock, in whole or in part;

- shares that are used by an Award recipient (whether delivered by the recipient or retained by the Company pursuant to the recipient's authorization) to pay the exercise price of stock options and shares used to pay withholding taxes on Awards generally; and

- shares purchased by the Company in the open market using Option Proceeds (as defined in the Amended Plan); provided, however, that the increase in the number of shares of Common Stock available for grant pursuant to such market purchases shall not be greater than the number that could be repurchased at fair market value on the date of exercise of the stock option giving rise to such Option Proceeds.

In addition, the number of shares of Common Stock available for grant under the Amended Plan will not be reduced by shares subject to Awards granted under the Amended Plan upon the assumption of or in substitution for awards granted by a business or entity that is merged into or acquired by the Company.

## Adjustments

In the event of any share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or transaction or exchange of shares or other corporate exchange, equity restructuring, distribution to shareholders other than regular cash dividends, or any similar transaction, the Compensation Committee is to make equitable adjustments to:

- the maximum number and kind of shares available for issuance under the Amended Plan;

- the maximum number of shares for which Awards may be granted during a specified period to any recipient; and

- any other affected terms of Awards.

## Repricing Prohibited

The Compensation Committee may not amend any stock option or SAR granted under the Amended Plan to decrease the exercise price or strike price thereof, or cancel an option or SAR (1) in exchange for a cash payment exceeding the fair market value of the shares covered by the Award over the corresponding exercise or strike price for such Award or (2) in conjunction with the grant of any new stock option or SAR or other Award with a lower exercise price or strike price, or otherwise take any such action that would be treated under the rules of the NYSE as a "repricing" of such stock option or stock appreciation right, unless such amendment, cancellation or action is approved by the Company's shareholders in accordance with applicable law and rules of the NYSE.

## Forfeiture/Clawback

Any Awards may be subject to reduction, cancellation, forfeiture or recoupment to the extent required by applicable law, NYSE rules or as provided in the relevant Award Agreement.

## Change of Control

Upon a Change of Control (as defined in the Amended Plan), the Amended Plan does not provide for automatic vesting or acceleration; however, the Compensation Committee may, in its discretion, at the time an Award is made or at any time prior to, coincident with or after the time of a Change of Control:

- provide for the purchase or cancellation of such Awards, for an amount of cash (if any) equal to the amount which could have been obtained upon the exercise or realization of such rights had such Awards been currently exercisable or payable;
- make such adjustment to the Awards then outstanding as the Compensation Committee deems appropriate to reflect such transaction or change (including acceleration of vesting); and/or
- cause the Awards then outstanding to be assumed, or new rights substituted therefor, by the surviving corporation in such Change of Control.

The Compensation Committee may, in its discretion, include such further provisions and limitations in any Award document as it may deem equitable and in the best interests of the Company.

## Transferability; Deferrals

The Compensation Committee may permit (on such terms, conditions and limitations as it determines) an Award to be transferred or transferable to family members, charities or estate planning vehicles for no consideration and only to the extent permissible by law and, in the case of an ISO, to the extent permissible under Section 422 of the Internal Revenue Code. Other than as stated in the preceding sentence, no Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a recipient otherwise than by will or by the laws of descent and distribution.

The Compensation Committee may require or permit award recipients to elect to defer the issuance of shares or the settlement of Awards in cash under such rules and procedures as it may establish under the Amended Plan. It may also provide that deferred settlements include the payment or crediting of interest or dividend equivalents on the deferral amounts.

## Amendment and Termination

The Board may amend, suspend or terminate the Amended Plan or any portion thereof at any time, provided that, (1) no amendment shall be made without shareholder approval if such approval is necessary in order for the Amended Plan to continue to comply with the rules of the NYSE, and (2) no amendment, suspension or termination may materially adversely affect any outstanding Award without the consent of the person to whom such Award was made. The Amended Plan will terminate on May 24, 2033, unless terminated prior to that date.

## U.S. Federal Income Tax Treatment of Plan Awards

The following is a brief summary of the principal U.S. federal income tax consequences of transactions under the Amended Plan based on current U.S. federal income tax laws. This summary is not intended to be exhaustive, does not constitute tax advice and, among other things, does not describe state, local or foreign tax consequences.

***Non-Qualified Options.*** No taxable income is realized by a participant upon the grant of an option. Upon the exercise of a non-qualified option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the shares of Common Stock exercised over the aggregate option exercise price. Income and payroll taxes are required to be withheld by the participant's employer on the amount of ordinary income resulting to the participant from the exercise of an option. The amount recognized as income by the participant is generally deductible by the participant's employer for federal income tax purposes, subject to the possible limitations on deductibility of compensation paid to some executives under Section 162(m) of the Internal Revenue Code. The participant's tax basis in shares of Common Stock acquired by exercise of an option will be equal to the exercise price plus the amount taxable as ordinary income to the participant.

Upon a sale of the shares of Common Stock received by the participant upon exercise of the option, any gain or loss will generally be treated for federal income tax

purposes as long-term or short-term capital gain or loss, depending upon the holding period of that stock. The participant's holding period for shares acquired upon the exercise of an option begins on the date of exercise of that option. If the participant pays the exercise price in full or in part by using shares of previously acquired Common Stock, the exercise will not affect the tax treatment described above, and no gain or loss generally will be recognized to the participant with respect to the previously acquired shares. The shares received upon exercise which are equal in number to the previously acquired shares used will have the same tax basis as the previously acquired shares surrendered to us and will have a holding period for determining capital gain or loss that includes the holding period of the shares used. The value of the remaining shares received by the participant will be taxable to the participant as compensation. The remaining shares will have a tax basis equal to the fair market value recognized by the participant as compensation income, and the holding period will commence on the exercise date.

*Incentive Stock Options.* No taxable income is realized by a participant upon the grant or exercise of an ISO; however, the exercise of an ISO will give rise to an item of tax preference that may result in alternative minimum tax liability for the participant. If shares of Common Stock are issued to a participant after the exercise of an ISO and if no disqualifying disposition of those shares is made by that participant within two years after the date of grant or within one year after the receipt of those shares by that participant, then:

- upon the sale of those shares, any amount realized in excess of the option exercise price will be taxed to that participant as a long-term capital gain, and

- the Company will be allowed no deduction.

If shares of Common Stock acquired upon the exercise of an ISO are disposed of prior to the expiration of either holding period described above, that disposition would be a "disqualifying disposition," and generally:

- the participant will realize ordinary income in the year of disposition in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise, or, if less, the amount realized on the disposition of the shares, over the option exercise price, and

- the Company will be entitled to deduct that amount.

Any other gain realized by the participant on that disposition will be taxed as short-term or long-term capital gain and will not result in any deduction to us. If a participant pays the exercise price in full or in part with previously acquired shares of Common Stock, the exchange will not affect the tax treatment of the exercise. Upon the exchange, no gain or loss generally will be recognized upon the delivery of the previously acquired shares to us, and the shares issued in replacement of the

shares used to pay the exercise price will have the same basis and holding period for capital gain purposes as the previously acquired shares. A participant, however, would not be able to utilize the holding period for the previously acquired shares for purposes of satisfying the ISO statutory holding period requirements. Additional shares of Common Stock will have a basis of zero and a holding period that commences on the date the Common Stock is issued to the participant upon exercise of the ISO. If this exercise is effected using shares of common stock previously acquired through the exercise of an ISO, the exchange of the previously acquired shares may be a disqualifying disposition of that common stock if the holding periods discussed above have not been met.

If an ISO is exercised at a time when it no longer qualifies as an ISO, the option will be treated as a nonqualified option. Subject to some exceptions for disability or death, an ISO generally will not be eligible for the federal income tax treatment described above if it is exercised more than three months following a termination of employment.

*Stock Appreciation Rights.* Upon the exercise of a SAR, the participant will recognize compensation income in an amount equal to the cash received plus the fair market value of any Common Stock received from the exercise. The participant's tax basis in the shares of Common Stock received on exercise of the SAR will be equal to the compensation income recognized with respect to the Common Stock. The participant's holding period for shares acquired after the exercise of a SAR begins on the exercise date. Income and payroll taxes are required to be withheld on the amount of compensation attributable to the exercise of the SAR, whether the income is paid in cash or shares. Upon the exercise of a SAR, the participant's employer will generally be entitled to a deduction in the amount of the compensation income recognized by the participant, subject to the requirements of Section 162(m) of the Internal Revenue Code, if applicable.

*Restricted Stock, Restricted Stock Units and Other Stock-Based Awards.* Restricted stock that is subject to a substantial risk of forfeiture generally results in income recognition by the participant in an amount equal to the excess of the fair market value of the shares of stock over the purchase price, if any, of the restricted stock at the time the restrictions lapse. However, if permitted by the Company, a recipient of restricted stock may make an election under Section 83(b) of the Internal Revenue Code to instead be taxed on the excess of the fair market value of the shares granted, measured at the time of grant and determined without regard to any applicable risk of forfeiture or transfer restrictions, over the purchase price, if any, of such restricted stock. A participant who has been granted shares of Common Stock that are not subject to a substantial risk of forfeiture for federal income tax purposes will realize ordinary income in an amount equal to the fair market value of the shares at the time of grant. A recipient of RSUs, performance awards or

other stock-based awards (other than restricted stock) will generally recognize ordinary income at the time that the award is settled in an amount equal to the cash and/or fair market value of the shares received at settlement. In each of the foregoing cases, the Company will have a corresponding deduction at the same time the participant recognizes such income, subject to the requirements of Section 162(m) of the Internal Revenue Code, if applicable.

## Registration with the SEC

If the amendment described in this Item 4 is approved by shareholders, the Company will file a Registration Statement on Form S-8 with the SEC with respect to the shares of the Company's Common Stock to be registered pursuant to the Amended Plan, as soon as reasonably practicable following shareholder approval.

| ITEM 5 | Shareholder Proposal Relating to a Report on Climate-Related Pricing and Coverage Decisions |  | Your Board recommends you vote **AGAINST** this Shareholder Proposal Relating to a Report on Climate-Related Pricing and Coverage Decisions |

As You Sow, located at 11461 San Pablo Ave. Suite 400 El Cerrito, CA 94530 has advised us that it plans to introduce the following resolution on behalf of the As You Sow Foundation Fund ("Proponent") and co-filers. Proponent represents that it is the beneficial holder of 50 shares of the Company's common stock.

**WHEREAS**: The United States is facing a climate-related insurance crisis. National insurance underwriting losses have risen dramatically, reaching a 10-year high of $38 billion in 2023, primarily due to climate-related factors including more frequent and intense weather related natural disasters and storms, reinsurance price increases, and rebuilding related inflation.[1] While the industry returned to underwriting profitability in 2024 through aggressive rate increases and policy non-renewals, catastrophe losses remained elevated—2024 was the second-costliest year for such losses.[2]

Travelers, one of California's largest home insurers, is no exception. Its catastrophe losses increased from $1.85 billion in 2021 to $3.33 billion in 2024.[3] In response, in 2024 Travelers requested approval to increase California rates by an average 15% for 320,000 policyholders and dropped policies in risky markets.[4] Yet, despite growing climate-related losses, Travelers continues to invest in and underwrite high carbon emitting companies. In 2024, Travelers had $1.9 billion invested in high-emitting companies.[5]

Increasing insurance rates and reducing insurance coverage in high-risk markets transfers the financial burden of climate change to policyholders, investors, and taxpayers. With nationwide insurance premiums increasing 34% between 2017 and 2023[6]— a rate 40% higher than inflation[7]— the number of Americans unable to afford insurance is increasing. The Consumer Federation of America estimates that 6.1 million households are uninsured, putting $1.6 trillion in property value at risk.[8]

As Travelers' cancellations grow and climate-related rate increases outprice its customer base, it is unclear how Travelers will successfully maintain its homeowner business line, which makes up 50% of its personal insurance business.[9]

In Traveler's TCFD climate risk discussion, the insurer notes it can reduce growing climate risk by adjusting its pricing and exposure in certain geographies — that is, by raising rates and reducing coverage.[10] However, Travelers fails to explain if or how it can retain sufficient homeowners' policies to remain profitable as it makes these adjustments, especially as competition for limited markets grows.

Without transparent disclosure of how climate-driven pricing and coverage decisions affect customer retention and business viability, shareholders cannot adequately assess the long-term financial sustainability of Travelers' largest personal insurance segment or evaluate the insurer's response to escalating climate risks.

**RESOLVED**: Shareholders request that Travelers provide, in its existing climate reporting, the expected impact of climate-related pricing and coverage decisions on the sustainability of its homeowners' insurance customer base under a range of climate scenarios in the near, medium, and long-term.

---

[1] https://www.insurancejournal.com/news/national/2024/03/07/763884.htm

[2] https://www.insurancebusinessmag.com/us/news/property/pandc-returns-to-underwriting-profit-in-2024-529406.aspx

[3] https://investor.travelers.com/newsroom/press-releases/news-details/2025/Travelers-Reports-Exceptional-Fourth-Quarter-and-Full-Year-Results/default.aspx

[4] https://www.sfchronicle.com/california/article/travelers-insurance-rates-19441039.php

[5] https://investinginclimatechaos.org/data?org=Travelers

[6] https://www.insurancejournal.com/news/national/2024/09/26/794409.htm

[7] https://www.newyorker.com/news/the-financial-page/the-home-insurance-crisis-that-wont-end-after-hurricane-season

[8] https://climateandcommunity.org/research/insurance-financial-stability/

[9] https://asset.trvstatic.com/download/assets/Travelers_SustainabilityReport2024.pdf/dd9536f6147211f0b1567e3dc6af4176 p.5

[10] https://asset.trvstatic.com/download/assets/Travelers_TCFDReport2024.pdf/db0c21f6147211f093342a4bfe896913

 

# Your Company's Response

**The Board of Directors unanimously recommends that shareholders vote AGAINST this proposal for the following reasons.**

After thoughtfully considering the proposal, the Board believes that the proposal's prescriptive request **is not in the best interest of shareholders.** The Board believes that the proposal's request would amount to an unjustified use of significant management time and corporate resources for the following reasons:

- The Company already provides **extensive disclosures** and has a **comprehensive approach to identifying and mitigating climate-related risks in its business, which has proven effective.**

- The proposal contemplates that the Company **report on one of many risks it considers** in its complex underwriting process, which would not be meaningful to investors.

- The proposal is premised on **false and misleading statements** that call into question the purported need for the reporting requested by the proposal and **undermine the very foundation of the proposal.**

Importantly, the Company further notes that it is **not aware of any other insurance company that provides disclosure similar to what is being requested by the proposal.**

The Company further notes that the resolution contained in this proposal is identical to that of a proposal submitted to a shareholder vote last year and was **rejected by more than 87%** of the shares voting on the proposal.

## The Company Already Provides Extensive Disclosures and Has a Comprehensive and Effective Approach to Identifying and Mitigating Climate-Related Risks in Its Business.

In light of the Company's existing extensive disclosures and comprehensive and effective approach to identifying and mitigating climate-related risks in its business, the additional detailed and prescriptive reporting requested by the proposal would amount to an unjustified use of significant Company time and resources. The Company further notes that it is **not aware of any other insurance company that provides disclosure similar to what is being requested by the proposal**, and in the Company's engagement with the proponent, the proponent acknowledged the same.

The Company takes comprehensive measures to identify and mitigate climate-related risks in its business. As stated in the Company's report consistent with the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD Report"), "[u]nderstanding climate-related effects on weather perils is part of our fundamental evaluation process in connection with the underwriting and pricing of risks related to many of our products." Because, as the Company notes in its TCFD Report, incorporating weather and climate variability into the Company's underwriting and pricing decisions is "[c]ore to our strategy," the Company has made significant investments in technology, data and analytics and personnel to refine its view of – and effectively manage – weather- and climate-related risks and to inform its business strategy. For example, as discussed in the Company's TCFD Report:

> Given our longstanding focus on changing climate conditions, our Catastrophe Risk Management group, which assesses catastrophe risk and manages the development of our strategic catastrophe efforts, includes experts in data science, geophysics and meteorology, including climate and flood science, wind and structural engineering. We have also established dedicated teams for each catastrophe peril, with the goal of developing industry-leading scientific and underwriting expertise. We have incorporated our learnings into our product development, risk selection, pricing, capital allocation and claim response.

> The insights we have developed have enabled us to supplement standard vendor catastrophe models with our own sophisticated peril-by-peril view. This approach gives us a refined granular view of catastrophe risk, incorporating proprietary variables, such as complex roof characteristics, tree and brush density and location intelligence down to the parcel level. These variables are incorporated into our product development, enhancing our segmentation. They are also integrated into proprietary algorithms that we use at the point of sale to inform risk selection and decisions about terms and conditions.

> We use various analyses and methods, including proprietary and third-party modeling processes and geospatial analysis, to evaluate our climate-related risks and make underwriting, pricing and reinsurance decisions designed to manage the Company's exposure to catastrophe events. In addition to catastrophe modeling and analysis, we also model and analyze the Company's exposure to other extreme events. We also utilize proprietary and third-party computer modeling processes to evaluate capital adequacy. In addition, we consider historical loss experience, recent events, underwriting practices, market share analyses, external scientific analysis and various other factors, including non-modeled losses, to refine our

proprietary view of catastrophe risk. These analytical techniques are an integral component of our [Enterprise Risk Management] process and further support our long-term financial strategies and objectives.

We actively monitor and evaluate changes in third-party models and, when necessary, calibrate the catastrophe risk model estimates delivered via our proprietary modeling processes. Importantly, in addition, our underwriting appetite evolves as the environment evolves, and we may modify our view of risk or our underwriting appetite, as appropriate.

The Company's approach to managing changing climate conditions has proven effective; since 2016 – the year Travelers began to take precise peril-based underwriting actions in anticipation of a continued trend of elevated weather frequency and severity:

- **the Company's share of property catastrophe losses relative to total property catastrophe losses**

- **for the domestic property casualty industry has declined significantly compared to the prior five years; and**

- **the Company's property catastrophe losses have been meaningfully lower than the Company's corresponding market share.**

The Company's management of climate risks and opportunities is detailed in its annual sustainability reporting, including in its comprehensive TCFD Report, obviating the need for the additional disclosure requested by the proposal. Further, the Company has significantly enhanced its already robust climate-related disclosures in recent years. Shareholders are encouraged to review the Company's comprehensive disclosures regarding its robust climate-related strategy in greater detail in the Company's annual sustainability reporting, including in its TCFD Report, available at *https://sustainability.travelers.com*.

### The Proposal's Request is an Unjustified Use of Significant Management Time and Corporate Resources Because It Contemplates that the Company Report on One of Many Risks It Considers in Its Complex Underwriting Process.

The Company believes that it would be a wasteful use of significant management time and corporate resources – and not ultimately meaningful to investors – to report on the Company's assessment of one specific risk relevant to its underwriting process out of many underwriting risks that may be relevant with respect to any particular homeowners policy it underwrites.

The business of insurance is highly complex and requires the application of mathematics, statistics and actuarial and economic methods to estimate the probability and financial implications of various risk factors. Throughout the underwriting and pricing process, the Company's actuaries and underwriting professionals apply informed business judgment and, as required by law, establish rates based on risk factors that correlate with losses. Accordingly, as part of the Company's ordinary-course underwriting process, the Company evaluates a number of relevant risk-based factors; for both property and casualty lines of business, the Company considers environmental factors, including weather trends and patterns, alongside other relevant risk variables in its

underwriting evaluation process and in its underwriting strategies.

Notably, while the Company takes a thoughtful and comprehensive approach to evaluating climate risk in its underwriting decisions, the Company has stated publicly, including in its TCFD Report, that non-weather-related trends "have a significant impact on the risks we write" and "are likely to have a significantly greater impact on catastrophe risk aggregation over the short-, medium- and long-term horizons than physical risk changes." These risks include aging infrastructure, population growth in high-risk areas or in areas with weaker enforcement building codes, urban expansion, an increase in the average size of a home (an increase of over 40% since the 1970s), increased inflation and post-event demand surge. Accordingly, a report regarding one risk out of many that the Company considers in its underwriting process would not be meaningful to investors.

### The Proposal is Premised on False and Misleading Statements that Undermine the Foundation for the Proposal's Request.

The proposal's stated justification for the prescriptive disclosure it requests is premised on a number of inflammatory statements that are false and misleading. These statements call into question the very foundation of the proposal.

- **Statement of Proponent:** *"National insurance underwriting losses have risen dramatically... primarily due to climate-related factors..."*

  **Company Response:** The losses referenced by the proponent were **not "primarily due to climate-related factors."** While weather losses have increased over

time, studies indicate that the impact of changing climate conditions on underwriting losses is meaningfully less significant as compared to other factors, including exposure growth driven by inflation and population growth in high-risk areas. In an analysis regarding 2025 global catastrophe-related losses prepared by Verisk Analytics Inc. – a leading strategic data analytics and technology partner to the global insurance industry – Verisk estimate[s] "about 1% of year-on-year increases in AAL [average annual loss] are attributable to climate change." *See* Verisk Modeling Insured Catastrophe Losses; A Global Perspective for 2025, *available for download at* https://www.verisk.com/resources/campaigns/modeling-insured-catastrophe-losses-a-global-perspective, at 19. This conclusion aligns with the Company's experience, referenced above and stated in the Company's TCFD Report, that non-weather-related trends "are likely to have a significantly greater impact on catastrophe risk aggregation over the short-, medium- and long-term horizons than physical risk changes."

Notably, according to the U.S. Census Bureau, the U.S. population has grown by 33% from 1990 to 2020, and growth in high-risk areas has outpaced that growth; in that same period, for example, population in high-risk wildfire areas in California grew by 50%, population in high-risk hurricane coastal locations (including Texas, Florida and the Carolinas) grew by 57% and population in high-risk tornado-hail zones grew by 47%. In addition, the increase in catastrophe losses is correlated with rising property and construction costs. According to the American Property Casualty Insurance Association ("APCIA") (using U.S. Bureau of Economic Analysis, Fixed Assets Accounts Tables year-end estimates), the replacement cost of structures in the United States increased 455% between 1990 and 2023 – in other words, at a rate significantly higher than the inflation rate over that period. In the same vein, "cumulatively over the last five years, costs of residential construction trade services rose 38.2 percent from mid-year 2019 to mid-year 2024. Similarly, residential construction goods rose 36.3 percent over the period, home rental was up 26 percent, and home furnishings rose 18.9 percent. In contrast, home insurance premium rates rose somewhere between 17.7 percent (according to the PPI) and 27.3 percent (according to MarketScout Barometer) over the five-year span..." *See* Statement of the APCIA to the Senate Budget Committee for the Hearing Titled "Climate-Driven Insurance Crisis Is Here – And Getting Worse" (Dec. 18, 2024), citing data available through U.S. Bureau of Labor Statistics and MarketScout Corp.

- **Statement of Proponent:** Travelers' *"catastrophe losses increased from $1.85 billion in 2021 to $3.33 billion in 2024. In response, in 2024 Travelers requested approval to increase California rates by an average 15%..."*

**Company Response:** As an initial matter, as the Company explained last year, the catastrophe losses cited in this sentence are countrywide – not losses specific to California. Moreover, claiming that requests for rate increases in California were "in response" to Travelers' catastrophe losses is grossly misleading. First, California rate templates require the use of California-specific losses; states do not allow insurers to rely on nationwide losses for state-specific rate changes. Second, weather-related claim activity is only one of many factors that influence insurance rates. Rate increases, which are a standard part of the underwriting process, are driven by a number of other factors, including exposure changes, non-weather claim activity, claim fraud, building inflation, medical inflation, legal system abuse and other drivers of social inflation.

- **Statement of Proponent:** *"[D]espite growing climate-related losses, Travelers continues to invest in and underwrite high carbon emitting companies..."*

**Company Response:** As discussed above, recent insurance industry losses are predominantly the result of factors unrelated to changing climate conditions. Additionally, like last year, the Company's transparent disclosure regarding the composition of its underwriting portfolio exposes the inflammatory nature of the proponent's statement. In a section of its TCFD Report titled "Travelers Underwriting Exposure to Carbon Intensive Sectors," the Company explains:

> Using the S&P classification [of the most carbon intensive sectors], we have tracked our premiums over time with respect to these industries. At year-end 2024, the total combined annual domestic premium from these industries was only approximately 4.7% of our total domestic premium – representing nearly a 33% reduction of our domestic book composition since 2019. As the economy continues to evolve and as Travelers continues to support the transition to a lower carbon economy over time, we expect these trends to continue.

Moreover, with coal representing 0% of the Company's domestic underwriting portfolio, utilities representing 0.5% and other fossil fuels representing 1.2%, Travelers explains:

> Support Activities account for the largest customer segment within our Oil & Gas business unit, representing approximately 60% of the premium. This customer segment is primarily composed of small and midsized contractors, such as plumbers, pipefitters, electricians and

welders, with average annual revenues of less than $10 million and fewer than 25 employees.

The proponent's statement is similarly disingenuous as it pertains to the Company's investments. As discussed in the Company's TCFD Report, as of December 31, 2024:

- Our fixed maturity investments in the mining industry totaled 0.14% of our overall portfolio, with none of the issuers generating more than 10%-20% of their revenues from coal mining.

- Our Oil & Gas bond holdings totaled 0.61% of our overall portfolio, with none of these investments in companies holding more than 30% of their reserves in oil sands.

- With respect to our bond holdings in Electric Utilities, only 0.22% of our overall portfolio generates more than 30% of their electricity from coal and are above the Travelers Coal/Oil Sands policy limit. Our credit analysis pays close attention to these issuers' goals and timelines for reducing carbon emissions by lowering the carbon intensity of their generating assets. We also own $388 million of environmental bonds in this industry, as reported by Bloomberg.

- **Statement of Proponent:** *"In 2024, Travelers had $1.9 billion invested in high-emitting companies."*

    **Company Response:** As an initial matter, $1.9 billion represents a small percentage of the Company's investment portfolio of more than $100 billion as of December 31, 2025. Furthermore, as the Company explained last year, it is important to understand the nature of the investments cited by the proponent. The activist website referenced by the proponent as a source for this statistic claims that Travelers has $1.2 billion in coal-related investments, based on the criterion that the investee company has "a coal share of revenue or a coal share of power production of 10% or more." Putting aside this unreasonably low threshold, it is notable that the majority of Travelers' "coal-related investments" relate to electric utilities, with whom Travelers has regular investor engagement meetings and which generally have credible and even aggressive plans to address both their coal generation assets and carbon emissions, while recognizing the importance of balancing those plans with the need to provide customers with reliable, affordable and cost-effective power. Travelers' continued investment in electric utility credits helps these entities prudently transition to a lower carbon generation fleet over time.

    The remaining $700 million in the amount cited by the proponent relates predominantly to petroleum industry-related investments. Nearly two-thirds of the holdings classified by Travelers as petroleum industry-related investments are in a group of highly rated, global integrated energy companies that provide an important geopolitical counterbalance in the global energy market and, in the aggregate, account for less than 0.50% of the Company's total fixed income portfolio. All of the aforementioned companies have made public, credible and detailed plans for transitioning to a lower carbon intensive global economy through their investments in green energy and carbon sequestration technology. The Company's continued investment in these companies is helping to provide them with the capital required to make these investments.

- **Statement of Proponent:** *"With nationwide insurance premiums increasing 34% between 2017 and 2023 – a rate 40% higher than inflation..."*

    **Company Response:** As the Company explained last year in response to the proposal, the general inflation rate alone is not a meaningful reference point for understanding changes in insurance premiums. The primary factors driving homeowners insurance premium increases are the inflationary impact of residential building materials and labor, population migration into high-risk areas, legal system abuse and other drivers of social inflation. For example:

- Building repair and replacement costs have surged higher than the rate of inflation.

    - The cost of steel-mill products has increased by **62%** since February 2020, according to statistics published by the National Association of Home Builders ("NAHB").

    - Roofing labor and material costs – a major component of homeowners-related loss costs – outpaced general construction costs by approximately **50%** over the past 20 years, according to statistics published by the U.S. Bureau of Labor Statistics.

    - The cost of gypsum building materials (e.g., drywall) has increased **52%** since February 2020, according to the NAHB, using U.S. Bureau of Labor Statistics data.

    - The cost of nonmetallic mineral products, such as asphalt felts and coatings (a proxy for asphalt shingles), has increased approximately **43%** since 2020, according to the U.S. Bureau of Labor Statistics.

    - The cost of ready-mix concrete has increased by **36%** since February 2020, according to statistics published by the NAHB.

- U.S. housing prices have increased more than 30% between January 2017 and April 2025, according to the U.S. Bureau of Labor Statistics.

- Social inflation has increased liability claims in the U.S. by 57% over the past 10 years, according to Swiss Re Institute's new Social Inflation Index. Social inflation "now exceeds economic inflation as main claims driver, leading to underwriting losses,

uncertainty in liability claims and reduced insurance capacity," and "[u]nlike economic inflation, which is decelerating, social inflation shows no signs of abating." *See* Swiss Re Institute, "Litigation Costs Driving Claims Inflation Indexing Liability Loss Trends" (Sept. 2024).

- **Statement of Proponent:** *"As Travelers' cancellations grow and climate-related rate increases outprice its customer base..."*

  **Company Response:** Like last year, the basis for the assertion that Travelers' cancellations are growing is unclear. The Company regularly and consistently discloses its business retention rates; in particular, the Company's quarterly earnings presentations, made available to the public through *https://investor.travelers.com/events-and-presentations/default.aspx*, include business retention rates by segment and make clear that Travelers' business retention rates across all business lines are strong and have remained steady for years. Notably, retention rates with respect to Domestic Personal Insurance: Homeowners and Other have been between 84% and 86% during each quarter for the last five years (through the fourth quarter of 2025). Moreover, as noted above, changing climate conditions is only one factor among many that are impacting the affordability of insurance and is meaningfully less significant as compared to other factors.

## Summary

The Board believes that the proposal's request would require a **wasteful use of significant management time and corporate resources** and therefore is **not in the best interest of shareholders** because:

- the Company already provides **extensive disclosures** and has a **comprehensive and effective approach to identifying and mitigating climate-related risks** in its business;

- providing **detailed reporting regarding one of many risks the Company considers** in its complex underwriting process **would not be meaningful to investors**; and

- the proposal's stated justification for the prescriptive disclosure it requests is premised on several **false and misleading statements**.

In addition, as noted above, the Company is **not aware of any other insurance company that provides disclosure similar to what is being requested by the proposal**, and in the Company's engagement with the proponent, the proponent acknowledged the same.

**For the above reasons, your Board recommends you vote AGAINST this proposal.**

<table>
<tr><td>**ITEM**<br>**6**</td><td># Shareholder Proposal Relating to an Independent Board Chairman</td><td></td><td>Your Board recommends you vote **AGAINST** this Shareholder Proposal Relating to an Independent Board Chairman</td></tr>
</table>

John Chevedden has advised us that he plans to introduce the following resolution on behalf of himself. Mr. Chevedden represents that he is the beneficial holder of 20 shares of the Company's common stock.

**Proposal 6 - Independent Board Chairman**

 *Shareholder Rights*

Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary including the Corporate Governance Guidelines in order that 2 separate people hold the office of the Chairman and the office of the CEO as soon as possible.

The Chairman of the Board shall be an Independent Director. An independent Lead Director shall not be a substitute for an independent Board Chairman.

The Board shall have the discretion to select an interim Chairman of the Board, who is not an Independent Director, to serve while the Board is required to seek an Independent Chairman of the Board on an accelerated basis. This policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition although it is better to adopt it now to obtain the maximum benefit.

An independent Board Chairman at all times improves corporate governance by bringing impartiality, objective oversight, and external expertise to board decisions, mitigating conflicts of interest, enhancing transparency, and boosting shareholder confidence.

This detached perspective allows the chairman to focus on shareholder interests, strengthen management accountability, and provide critical checks and balances, ultimately contributing to long-term sustainability and credibility.

This is a shareholder proposal to improve the corporate governance of Travelers Companies (TRV). A 2025 shareholder proposal to improve the corporate governance of TRV, asked that excessive TRV golden parachutes be subject to a shareholder vote. The 2025 proposal received 41% shareholder support.

This 41% support likely translated in more then 50% support from TRV shareholders who have access to independent proxy voting advice. Such shareholders are the most informed TRV shareholders on annual meeting voting items. TRV has not advised the proponent of the 2025 proposal that it has any response to the 41% vote.

An independent Board Chairman could also help The Travelers Companies deal with headwinds like those that emerged in 2025:

There was significant open-market selling by key TRV executives. TRV stock also received a consensus "hold" rating from Wall Street analysts, with some analysts, such as those at Bank of America, maintaining a "sell" or "underperform" rating.

Travelers reported substantial catastrophe losses of $2 billion in the first quarter of 2025, mainly driven by the January California wildfires. This resulted in a net income decrease and an underwriting loss for the quarter.

The business insurance segment incurred a one-time charge of $277 million related to asbestos in the third quarter.

TRV faced a decline in premium volume within its property line, particularly in large accounts.

There was a slowdown in pricing increases in the select and middle market segments, indicating potential future pressure on revenue growth and concerns about softening market dynamics and increased competition.

TRV reported a significant miss on book value per share estimates in Q3 2025, which can be a point of concern for certain shareholders.

Please vote yes:<br>**Independent Board Chairman - Proposal 6**

 

# Your Company's Response

**The Board of Directors unanimously recommends that shareholders vote AGAINST this proposal for the following reasons.**

After careful consideration, the Board believes that the proposal's **prescriptive request** is unwarranted and **not in the best interest of shareholders** for the following reasons:

- The proposal inappropriately undermines the flexibility of the Board to determine whether the roles of Chairman and CEO should be combined or separated, based on the best interest of the Company at any given point in time.
    - The Board has exercised this discretion in the past to separate the roles of Chairman and CEO, at times electing an Independent Chair and, at other times, an Executive Chair.
    - The Board has determined for the time being that combining the roles of Chairman and Chief Executive Officer best positions the Company to benefit from the Chief Executive Officer's successful long-term strategic vision and proven execution, and provides clear, accountable and unified leadership in advancing the Company's strategy and priorities.
- The Company has effectively allocated board leadership responsibilities between the Chairman and an actively engaged, independent Lead Director who has robust responsibilities outlined in the Company's Governance Guidelines, providing experienced, independent and effective leadership and oversight; the independent Lead Director is further supported by fully empowered Board committees.
- The Company's strong governance practices already enable effective and independent oversight by the Board.
- Under its current policy, which provides flexibility as to Board leadership, the Company has consistently delivered exceptional financial performance, including total shareholder returns for the one-, three-, five- and ten-year periods ended December 31, 2025, of 22%, 64%, 129% and 220%, respectively.
- The proposal's request is inconsistent with market practice.

## The Proposal Inappropriately Undermines the Flexibility of the Board to Determine Whether the Roles of Chairman and Chief Executive Officer Should be Combined or Separated, Based on What it Believes is in the Best Interest of the Company at Any Given Point in Time.

The proposal's prescriptive approach requiring a mandatory policy would inappropriately limit the Board's ability to tailor its leadership structure to best manage the Company in light of the specific circumstances at any given time. The Board believes that it is best positioned to determine the Company's leadership structure and that it is critical for the Board to maintain flexibility to determine whether the roles of Chairman and CEO should be combined or separated. The Board further believes that a one-size-fits-all approach to corporate governance, with a mandated independent Chairman, would not result in better governance, oversight or Company performance. Consistent with that belief, and in accordance with the Company's bylaws and Governance Guidelines, the Board annually reviews its structure and elects a Chairman in the manner it considers in the best interests of the Company. The Board has exercised this discretion in the past to separate the roles of Chairman and CEO, at times electing an Independent Chair and, at other times, an Executive Chair. The Board has determined for the time being that combining the roles of Chairman and Chief Executive Officer is in the best interest of the Company because it best positions the Company to benefit from the Chief Executive Officer's successful long-term strategic vision and proven execution, and provides clear, accountable and unified leadership in advancing the Company's strategy and priorities.

The proponent cites no evidence that an independent Board Chairman leads to better board oversight or company performance. In fact, the Commission on Public Trust and Private Enterprise, a "blue-ribbon" panel convened by The Conference Board "to address the causes of declining public and investor trust in companies, their leaders and America's capital markets," concluded that the various approaches public companies take to strike a balance between the powers of the board and those of the CEO – including separating the CEO and Chairman roles or combining the CEO and Chairman roles and establishing an independent lead director position – are equally valid. See The Conference Board, Commission on Public Trust and Private Enterprise: Findings and Recommendations (2003) at pp. 2, 19, available at https://www.conference-board.org/pdf_free/SR-03-04.pdf. This conclusion was corroborated in 2017 by researchers who conducted an empirical economic analysis and determined that "there does not appear to be any compelling economic reason for public companies to adopt any particular CEO/chairman structure." In other words, "there is no single board leadership structure that is superior in achieving the appropriate balance between the board and CEO functions and providing the oversight that leads to corporate success." See Simpson Thacher and Rivel Corporate Governance Intelligence Council, "CEO/Chairman Structure & Company Performance,"

July 2017, available at stblaw.com/docs/default-source/memos/firmmemo_rivel_07_20_17.pdf?sfvrsn=2.

The Board believes that it is in the best interest of shareholders to maintain the flexibility for the Board to select its leadership structure and that the proponent's inflexible approach is inadvisable.

## The Company has an Actively Engaged, Independent Lead Director who has Robust Responsibilities Outlined in the Company's Governance Guidelines, Providing Experienced, Independent and Effective Leadership and Oversight.

The Board believes that the responsibilities of its independent Lead Director help to assure appropriate oversight of the Company's management by the Board and optimal Board functioning. The Company's Governance Guidelines provide for the position of independent Lead Director whenever the Chairman of the Board is not independent.

The independent Lead Director is elected annually by the independent directors and has comprehensive authority and responsibilities similar to those typically associated with an independent Chairman, including to:

- Approve Board meeting agendas and provide input on information to be sent to the Board;
- Approve the Board meeting schedule;
- Convene, set the agendas for and chair the regular executive sessions of the independent directors and provide input to the CEO resulting from those sessions;
- Convene and chair other meetings of the independent directors as deemed necessary from time to time;
- Act as a liaison between the independent directors, committee chairs and the CEO and other members of senior management;
- In concert with Board Committee Chairs, recommend to the Board the retention of consultants and advisors who directly report to the Board, without consulting or obtaining the advance authorization of any officer of the Company;

- Receive and review correspondence sent to the Company's office and addressed to the Board or to the independent directors and, together with the CEO, determine appropriate responses, if any; and
- Exercise such additional powers as may be conferred by resolution of the Board or the Nominating and Governance Committee.

Additionally, our independent Lead Director regularly communicates with our Chairman and CEO and other senior leaders on topics of importance to the Company and communicates directly with shareholders as part of our comprehensive shareholder outreach program.

Todd C. Schermerhorn currently serves as our independent Lead Director and is also the Chairman of the Board's Risk Committee. Mr. Schermerhorn is a highly experienced director who has held several board and management leadership roles, including having served on the boards of three other public companies. Mr. Schermerhorn's background and experience, including his nearly 10 years of service on our Board, provide him with a deep understanding of our business that enhances his ability to provide strong oversight.

The Board believes that its existing leadership structure is effective, facilitates the continued strong communication and coordination between management and the Board and enables the Board to fulfill its oversight responsibilities.

## The Company's Strong Governance Practices Already Enable Effective and Independent Oversight by the Board.

In addition to the Board's strong independent Lead Director and effective leadership structure, the Company's strong governance practices already support independent and robust oversight of the Company. These practices include:

- Annual election of all directors, reinforcing the Board's accountability to shareholders;
- Majority voting for directors with a director resignation policy;
- Independence of all directors, other than the Chief Executive Officer;
- Independence of all directors on each committee of the Board, other than the Executive Committee;

- Stock ownership requirements for directors and annual deferred stock awards that are not distributed until at least six months following termination of a director's service, which align the interests of non-employee directors and shareholders;
- Shareholder right to call special meetings; and
- Proxy access providing eligible shareholders the ability to include director nominees in the Company's proxy statement.

Together with the significant responsibilities of the Board's independent Lead Director, the Company's governance practices enable effective and independent oversight, without stripping the Board of its discretion to determine its most appropriate leadership.

**Under its Current Policy, Which Provides Flexibility as to Board Leadership, the Company has Consistently Delivered Exceptional Financial Performance, Including Total Shareholder Returns for The One-, Three-, Five- and Ten-year Periods Ended December 31, 2025 of 22%, 64%, 129% and 220%, Respectively.**

Over the past decade, the Company has consistently delivered exceptional performance, including:

- Growth in net written premiums of nearly 80%, from approximately $25 billion to more than $44 billion in 2025;

- Growth in net income of more than 100%, from approximately $3 billion to more than $6 billion in 2025;

- Growth in diluted earnings per share of more than 165% from $10.28 to $27.43 in 2025;

- Growth in cash flows from operations of more than 135%, from approximately $4.5 billion to approximately $10.6 billion in 2025;

- Growth in book value per share of more than 80%, from $83.05 to $151.21 in 2025;

- Growth in the Company's investment portfolio of more than 50% to more than $106 billion in 2025;

- Remarkable average return on equity of 13.1%—more than 1,000 basis points above the 10-year Treasury, with industry-low volatility;

- Dividend increases each year and growth of dividends per share at an average annual rate of 6.2%; and

- Approximately $26 billion of excess capital returned to shareholders through dividends and share repurchases.

Our total return to shareholders for the one-, three-, five- and ten-year periods ended December 31, 2025, was approximately 22%, 64%, 129% and 220%, respectively. As shown in the following chart, since the 2008 financial crisis, our total shareholder return exceeded the return of *each of* the Dow Jones Industrial Average, the S&P 500 Index and the S&P 500 Financials.



**TOTAL SHAREHOLDER RETURN**[1]

Legend: Travelers — Dow 30 — S&P 500 — S&P 500 Financials

[1] Represents the change in stock price plus the cumulative amount of dividends, assuming dividend reinvestment. For each year on the chart, total return is calculated with January 1, 2008 as the starting point and December 31 of the relevant year as the ending point. © Bloomberg Finance L.P. Used with permission of Bloomberg.

### The Proposal's Request is Inconsistent With Market Practice.

A mandatory, inflexible policy requiring an independent Chairman as requested by the proposal is contrary to market practice. The Company's leadership structure is consistent with those of the overwhelming majority of companies in the Dow 30, only *one* of which has a policy requiring an independent Chairman as is called for in the proposal and only *five* of which have an independent Chairman. In addition, as of January 2026, only *one* of the 76 companies included in the S&P 500 Financials index has a policy mandating an independent chairman, as required by the proposal.

## Summary

The Board believes that the proposal's request is unwarranted and not in the best interest of shareholders because:

- the proposal inappropriately undermines the flexibility of the Board to determine whether the roles of Chairman and CEO should be combined or separated, based on the best interest of the Company at any given point in time:
  - the Board has exercised this discretion in the past to separate the roles of Chairman and CEO, at times electing an Independent Chair and, at other times, an Executive Chair; and
  - the Board has determined for the time being that combining the roles of Chairman and Chief Executive Officer best positions the Company to benefit from the Chief Executive Officer's successful long-term strategic vision and proven execution, and provides clear, accountable and unified leadership in advancing the Company's strategy and priorities;
- the Company has effectively allocated board leadership responsibilities between the Chairman and an actively engaged, independent Lead Director who has robust responsibilities, providing experienced, independent and effective leadership and oversight, and the independent Lead Director is further supported by fully empowered Board committees;
- the Company's strong governance practices already enable effective and independent oversight by the Board;
- under its current policy, which provides flexibility as to Board leadership, the Company has consistently delivered exceptional financial performance; and
- the proposal's request is inconsistent with market practice.

**For the above reasons, your Board recommends you vote AGAINST this proposal.**

# Share Ownership Information

## Directors and Executive Officers

The following table shows, as of March 23, 2026, the beneficial ownership of our common stock by each director and director nominee of the Company, each of the named executive officers, and all directors, director nominees and executive officers of the Company as a group.

| Name of Beneficial Owner | Number of Shares or Units Beneficially Owned as of March 23, 2026[1] | | | |
| --- | --- | --- | --- | --- |
| | Shares Owned Directly and Indirectly[2] | Stock Options Exercisable Within 60 Days of March 23, 2026[3] | Stock Equivalent Units[4] | Total Stock-Based Ownership[5] |
| Alan D. Schnitzer | 314,215 | 759,510 | — | 1,073,725 |
| Daniel S. Frey | 27,534 | 56,333 | — | 83,867 |
| Gregory C. Toczydlowski | 18,701 | 231,131 | — | 249,832 |
| Avrohom J. Kess | 50,862 | 264,332 | — | 315,194 |
| Michael F. Klein | 47,006 | 115,311 | — | 162,317 |
| Russell G. Golden | — | — | — | — |
| Thomas B. Leonardi | — | — | — | — |
| Clarence Otis Jr. | — | — | — | — |
| Elizabeth E. Robinson | — | — | — | — |
| Rafael Santana | — | — | — | — |
| Todd C. Schermerhorn | — | — | — | — |
| Laurie J. Thomsen | 1,874 | — | 1,385 | 3,259 |
| Bridget van Kralingen | — | — | — | — |
| David S. Williams | — | — | — | — |
| All Directors and Executive Officers as a Group (22 persons)[6] | 1,001,621 | 1,955,268 | 1,385 | 2,958,274 |

[1] Unless otherwise indicated, each individual and member of the group has sole voting power and sole investment power with respect to the shares owned. As of March 23, 2026, (A) no director or executive officer beneficially owned 1% or more of the outstanding common stock of the Company, and (B) the directors and executive officers of the Company as a group beneficially owned approximately 1.38% of the outstanding common stock of the Company (including common stock they can acquire within 60 days).

[2] Included are (A) common shares owned outright; (B) common shares held in our 401(k) Savings Plan; and (C) shares held by family members of the following: Mr. Schnitzer—11,091 shares held by his spouse; and Ms. Thomsen—200 shares held by her spouse.

[3] The number of shares shown in this column are not currently outstanding but are deemed beneficially owned because of the right to acquire them pursuant to options exercisable within 60 days of March 23, 2026.

[4] All non-employee directors hold deferred stock units granted under the Amended and Restated 2004 Stock Incentive Plan, the 2014 Stock Incentive Plan, the 2023 Stock Incentive Plan, the Deferred Compensation Plan for Non-Employee Directors or the legacy deferred stock plan of TPC. This column lists those deferred stock units that would be distributed to directors in the form of shares of common stock within 60 days if any of them were to have retired as a director on March 23, 2026. In addition, each director holds deferred stock units and common stock units which are not reflected in the table above because the units would not be distributed to directors in the form of common stock until at least six months following his or her retirement as a director. See footnote (2) to the "Non-Employee Director Compensation—Director Compensation for 2025" table for detail regarding each director's common stock units and deferred stock unit holdings as of December 31, 2025.

[5] These amounts are the sum of the number of shares shown in the prior columns. As of March 23, 2026, non-employee directors also hold deferred stock units and common stock units which are not reflected in the table above because the units will be distributed to directors in the form of common stock more than 60 days following their retirement as a director. The table below reflects the directors' equity holdings in the Company, including these deferred and common stock units.

| Name | Shares Owned Directly and Indirectly | Stock Equivalent Units | | Total |
|---|---|---|---|---|
| | | Vested | Unvested | |
| Golden | — | 3,719 | 1,540 | 5,259 |
| Leonardi | — | 4,293 | 1,540 | 5,833 |
| Otis | — | 15,685 | 1,540 | 17,225 |
| Robinson | — | 10,645 | 1,540 | 12,185 |
| Santana | — | 3,081 | 1,540 | 4,621 |
| Schermerhorn | — | 12,725 | 1,540 | 14,265 |
| Thomsen | 1,874 | 60,395 | 811 | 63,080 |
| van Kralingen | — | 3,081 | 1,540 | 4,621 |
| Williams | — | 937 | 1,540 | 2,477 |

[6] Includes an aggregate of 22,333 shares of common stock beneficially owned by these individuals in trust and 13,797 shares of common stock held by family members.

## 5% Owners

The following table provides information about shareholders known to us as of March 23, 2026 to beneficially own more than 5% of our outstanding common stock.

| Beneficial Owner | Amount and Nature of Beneficial Ownership of Company Stock | Percent of Company Common Stock[5] |
|---|---|---|
| **The Vanguard Group** 100 Vanguard Boulevard, Malvern, PA 19355 | 22,177,978 [1] | 10.43% |
| **BlackRock, Inc.** 50 Hudson Yards, New York, NY 10001 | 17,219,168 [2] | 8.10% |
| **State Street Corporation** State Street Financial Center 1 Congress Street, Suite 1, Boston, MA 02114 | 15,818,206 [3] | 7.44% |
| **FMR LLC** 245 Summer Street, Boston, MA 02210 | 15,072,586.57 [4] | 7.09% |

[1] Based solely on the most recent Schedule 13G filed by Vanguard with the SEC on February 5, 2026, as of January 30, 2026 Vanguard had (1) shared voting power with respect to 2,228,435 shares of common stock, and (2) shared dispositive power with respect to 22,177,978 shares of common stock.

[2] Based solely on the most recent Schedule 13G filed by BlackRock with the SEC on April 17, 2025, as of March 31, 2025 BlackRock, Inc. had (1) sole voting power with respect to 15,442,240 shares of common stock and (2) sole dispositive power with respect to 17,219,168 shares of common stock.

[3] Based solely on the most recent Schedule 13G filed by State Street Corporation and State Street Global Advisors Trust Company with the SEC on January 30, 2024, as of December 31, 2023 State Street Corporation had (1) shared voting power with respect to 6,033,545 shares of common stock and (2) shared dispositive power with respect to 15,801,562 shares of common stock and State Street Global Advisors Trust Company had (1) shared voting power with respect to 2,438,334 shares of common stock and (2) shared dispositive power with respect to 11,643,434 shares of common stock.

[4] Based solely on the most recent Schedule 13G filed by Fidelity with the SEC on May 12, 2025, as of March 31, 2025 Fidelity had (1) sole voting power with respect to 11,275,811.33 shares of common stock and (2) sole dispositive power with respect to 15,072,586.57 shares of common stock.

[5] Percentage is calculated based on the number of shares of the Company's common stock outstanding on March 23, 2026.

# CEO Pay Ratio

As required by Section 953(B) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we provide the following information regarding the relationship of the annual total compensation of our employees and the annual total compensation of Mr. Schnitzer, our Chief Executive Officer. For 2025, our last completed fiscal year:

- The median of the annual total compensation of all employees of our company (other than Mr. Schnitzer) was $132,067;

- The annual total compensation of Mr. Schnitzer was $26,983,859; and

- Based on the foregoing, the ratio of the annual total compensation of Mr. Schnitzer to the median of the annual total compensation of all employees was 204 to 1.

In addition to the required ratio, we also provide the following supplemental information regarding the relationship of the annual total compensation of our full-time U.S. employees who worked for us for the entire year and the annual total compensation of Mr. Schnitzer.

For 2025:

- The median of the annual total compensation of full-time employees of our company (other than Mr. Schnitzer) in the United States who worked for us for the entire year was $140,948; and

- Based on the foregoing and the above annual total compensation of Mr. Schnitzer, the ratio of the annual total compensation of Mr. Schnitzer to the median of the annual total compensation of our full-time employees in the U.S. who worked for us for the entire year was 191 to 1.

As discussed below, these calculations include Company-paid benefits. We subsidize health benefits more heavily for lower paid employees as compared to higher paid employees and also offer 401(k) Savings Plan matching contributions and pension benefits. In addition, because we provide pension benefits to our U.S. employees, these calculations also include year-over-year change in pension value, calculated in accordance with SEC disclosure rules.

## Identifying the Median Employee for Purposes of the Required Ratio

There have been no material changes in our employee population or employee compensation arrangements in our last completed fiscal year that we believe would significantly impact our pay ratio disclosure. Accordingly, as permitted under the SEC's disclosure rules, we are using the same median employee as we used for our 2023 pay ratio.

In accordance with SEC rules, we selected December 31, 2023, which is the last day of our fiscal year, as the date upon which we would identify the "median employee".

We determined that, as of December 31, 2023, we had approximately 33,600 full-time, part-time and temporary employees. These employees were located primarily in the United States, Canada, the United Kingdom and Ireland. For purposes of calculating our median employee compensation, we excluded 1,473 individuals located in the United Kingdom and 64 located in Ireland. As a result of this *de minimis* exemption, our employee population for purposes of calculating our median employee compensation was reduced to approximately 32,100.

In order to identify the median employee, we used annual total compensation, as that term is defined in Item 402(c)(2)(x) of Regulation S-K, as our compensation measure.

We included perquisites and personal benefits for each employee, whether or not the amount exceeded $10,000 in the aggregate.

We also included the change in pension value for participants in our tax-qualified defined benefit plan with a cash-balance formula but excluded the change in pension value for legacy participants accruing benefits under a final average pay formula. We excluded the change in pension value for legacy participants because of the complexity of calculating change in pension value for such participants and the limited number of such participants. We consistently applied this compensation measure to our employee population.

Because our employees are predominantly located in the United States, as is our CEO, we did not make any cost-of-living adjustments in identifying our median employee.

In addition, in identifying our median employee, we did not annualize the compensation of all permanent employees included in the employee population who were employed as of December 31, 2023, but did not work for us or our consolidated subsidiaries for the entire fiscal year.

## Identifying the Median Employee for Purposes of the Supplemental Ratio

We identified the median employee for purposes of the supplemental ratio in the same manner as we did for the required ratio except:

- We excluded all of our non-U.S. employees;

- We excluded U.S. employees who were employed as of December 31, 2023, but did not work for us or our consolidated subsidiaries for the entire calendar year; and

- We excluded part-time U.S. employees who were employed as of December 31, 2023.

Although there were no material changes in our employee population or employee compensation arrangements in 2024 that we believe would significantly impact our supplemental pay ratio disclosure, the median employee used for purposes of our supplemental disclosure was promoted during 2024, which would have resulted in a significant change in our supplemental pay ratio disclosure. Accordingly, as permitted under SEC rules, for 2024, we chose to use an alternate employee for purposes of our supplemental ratio who had substantially similar measurement date compensation to that of the initial median employee identified for this purpose. For 2025, we used the same individual for our supplemental disclosure.

## Calculating the Median Employee's Total Compensation

In order to determine the compensation of the median employee for purposes of the required ratio and for the supplemental ratio, we combined all of the elements of each employee's compensation for 2025 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $132,067 for the required ratio and $140,948 for the supplemental ratio. For purposes of the foregoing, we included personal benefits that in aggregate were less than $10,000 and, as described above, compensation under non-discriminatory benefit plans and year-over-year change in pension value.

## Calculating Mr. Schnitzer's Total Compensation

Mr. Schnitzer's annual total compensation for 2025, above, differs from the amount reported in the "total" column in the "Summary Compensation Table" because it includes compensation under benefit plans that do not discriminate in favor of our executive officers and are available generally to all salaried employees, and such amounts are excluded from the amount reported in the "Summary Compensation Table".

# Pay Versus Performance

The "Compensation Discussion and Analysis" section of this Proxy Statement sets forth the financial and other factors considered by the Compensation Committee when reviewing and setting the compensation of our CEO and other named executive officers for the 2025 performance year. As required by Item 402(v) (the "Rule") of Regulation S-K, the following sets forth information regarding the compensation of our CEO, who is our principal executive officer (PEO) for purposes of the Rule, and our other (non-PEO) named executive officers. In accordance with the Rule, the table below and the discussion that follows include an amount referred to as "compensation actually paid" as defined in Item 402(v)(2)(iii). The calculation of this amount includes, among other things, the revaluation of four years of unvested and outstanding stock option awards and three years of unvested and unsettled performance share awards, as our stock options and performance shares are typically granted in February of each year and the terms of such stock options include three-year cliff vesting and the terms of such performance shares include a three-year performance period, ending on December 31 of the third year of the performance period. For example, options granted in February 2025 are scheduled to vest in February 2028 and performance shares granted in February 2025 have a three-year performance period from January 1, 2025 to December 31, 2027.

In accordance with the Rule, the value of option and stock awards in a particular year includes:

- the year-end fair value of the awards granted in the covered fiscal year (e.g., 2025) that are outstanding and unvested as of the end of the covered fiscal year;

- the change in fair value from the end of the prior fiscal year (e.g., 2024) to the end of the covered fiscal year with respect to any awards granted in prior years that are outstanding and unvested as of the end of the covered fiscal year; and

- the change in fair value from the end of the prior fiscal year to the vesting date with respect to any awards granted in prior years that vested in the covered fiscal year. Stock awards include the dollar amount of accrued dividend equivalents.

Importantly, as of the valuation dates in the table, none of the amounts included in "compensation actually paid" for our CEO and other named executive officers relating to stock option and performance share awards have been paid to our CEO or other named executive officers. In addition, "compensation actually paid" is calculated using our stock price as of a specific date, i.e., the last trading day of the applicable fiscal year or the applicable vesting date, and changes in the price of the Company's stock can materially impact the amount reported as "compensation actually paid", both positively or negatively. The amounts actually received will depend upon the Company's performance and the Company's stock price at the time the performance shares are actually delivered and the vested options are actually exercised, as the case may be.

# Pay Versus Performance Table

| Year | Summary Compensation Table Total for PEO[1] ($) | "Compensation Actually Paid" to PEO[2,3] ($) | Average Summary Compensation Table Total for Non-PEO Named Executive Officers[4] ($) | Average "Compensation Actually Paid" to Non-PEO Named Executive Officers[3,5] ($) | Value of Initial Fixed $100 Investment Based On:[6] | | Net Income ($ in millions) | Core Return on Equity[8] |
|---|---|---|---|---|---|---|---|---|
| | | | | | Total Shareholder Return ($) | Peer Group Total Shareholder Return[7] ($) | | |
| 2025 | 26,968,756 | 55,596,018 | 8,174,511 | 13,858,763 | 228.51 | 223.20 | 6,288 | 19.4 % |
| 2024 | 23,059,498 | 61,198,386 | 7,179,524 | 15,151,245 | 186.72 | 194.97 | 4,999 | 17.2 % |
| 2023 | 22,730,072 | 27,638,689 | 6,700,056 | 7,669,397 | 145.01 | 152.45 | 2,991 | 11.5 % |
| 2022 | 21,072,397 | 50,398,377 | 6,328,959 | 12,329,181 | 139.52 | 138.86 | 2,842 | 11.3 % |
| 2021 | 19,853,697 | 37,338,163 | 5,876,115 | 9,387,843 | 113.97 | 134.26 | 3,662 | 13.7 % |

1. The dollar amounts reported in this column are the amounts of total compensation reported for Mr. Schnitzer, our CEO, for each corresponding year as reported in the "Total" column of the "Summary Compensation Table" of the Company's proxy statement for the relevant year(s).

2. In accordance with the requirements of Item 402(v)(2)(iii) of Regulation S-K, the following adjustments were made to the amounts reported for Mr. Schnitzer in the Summary Compensation Table. Importantly, the dollar amounts do not reflect the actual amount of compensation earned by, or paid to, Mr. Schnitzer during the applicable year or the expense recorded by the Company in its financial statements for the applicable year. For 2025, the following adjustments were made to the amounts reported for Mr. Schnitzer in the Summary Compensation Table:

| Description | 2025 ($) |
|---|---|
| Change in Pension Value Deduction | 858,190 |
| Pension Service Cost Addition | 267,500 |
| Prior Pension Service Cost Addition | — |
| Stock Awards Deduction | 9,417,364 |
| Option Awards Deduction | 6,100,056 |
| Stock and Option Awards Addition[(a)] | 44,735,372 |

(a) For 2025, the amount added includes (1) a revaluation as of December 31, 2025 with respect to outstanding and unvested options awarded on February 4, 2025; (2) the change in value for the period from December 31, 2024 to December 31, 2025 with respect to outstanding and unvested options awarded on February 6, 2024 and February 7, 2023; (3) the change in value for the period from December 31, 2024 to the vesting date on February 8, 2025 with respect to options awarded on February 8, 2022; (4) a revaluation as of December 31, 2025 with respect to unvested performance shares awarded on February 4, 2025; and (5) the change in value for the period from December 31, 2024 to December 31, 2025 with respect to unvested performance shares awarded on February 6, 2024 and with respect to unsettled performance shares awarded on February 7, 2023.

For 2025, the amounts added or deducted, as applicable, in calculating stock and option award adjustments include:

| Year | Year End Fair Value of Equity Awards Granted in Covered Fiscal Year ($) | Year-over-Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Fiscal Year(s) ($) | Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Same Fiscal Year ($) | Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Covered Fiscal Year ($) | Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Covered Year ($) | Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($) | Total Equity Award Adjustments ($) |
|---|---|---|---|---|---|---|---|
| 2025 | 29,265,310 | 9,811,876 | — | 5,658,186 | — | — | 44,735,372 |

3. When calculating amounts of "compensation actually paid" for purposes of this table:

- The fair value of each stock option award was estimated using a variation of the Black-Scholes option pricing model in accordance with FASB ASC Topic 718  and the key input variables (assumptions) of that model as described in Note 14 to our financial statements for the fiscal year ended December 31, 2025 in the Company's Annual Report on Form 10-K filed with the SEC on February 12, 2026. With regard to stock option awards to retirement eligible NEOs or NEOs who become retirement eligible before an award's vesting date, the full amount of expense is recognized in the financial statements at the date of grant or the period from date of grant up to the date the NEO becomes retirement eligible in accordance with Topic 718 as there is no remaining requisite service period under the contractual terms of the award. However, for purposes of the fair values of such awards reported in the Pay Versus Performance Table above, the fair value continues to be estimated as of the relevant valuation dates until the awards become contractually vested under the terms of the award. Other than the estimated term assumption, which was adjusted to reflect employee exercise history,  retirement eligibility and the relationship between exercise history and intrinsic value, the assumptions used were not changed from those described in Note 14 but were updated at each valuation date to reflect the then-current value of each variable.

- The fair value of performance shares was estimated at each valuation date using: (1) fair value measurements in accordance with the guidance in FASB Topic 718 using assumptions discussed in Note 14 to our financial statements for the fiscal year ended December 31, 2025 included in the Company's Form 10-K, and (2) an adjustment to the estimated number of shares expected to be awarded based on the actual performance for any completed performance year and an assumption regarding the attainment of the performance goals for the remaining performance period, and includes the value of dividend equivalents accrued from the grant date through the relevant valuation date.

- "Compensation actually paid" is calculated using our stock price as of a specific date, i.e., the last trading day of the applicable fiscal year or the applicable vesting date, and changes in the price of the Company's stock can materially impact the amount reported as "compensation actually paid", both positively or negatively.

4. The dollar amounts reported in this column represent the average of the total amounts reported for Messrs. Frey, Toczydlowski, Kess and Klein, as our other named executive officers, for each corresponding year in the "Total" column of the "Summary Compensation Table" of the Company's proxy statement for the relevant year(s).

5. In accordance with the requirements of Item 402(v)(2)(iii) of Regulation S-K, when calculating the average "compensation actually paid" for Messrs. Frey, Toczydlowski, Kess and Klein the following adjustments were made to the amounts reported in the Summary Compensation Table. Importantly, the dollar amounts do not reflect the actual average amount of compensation earned by, or paid to, these named executive officers as a group during the applicable year or the expense recorded by the Company in its financial statements for the applicable year. For 2025, the following adjustments were made to the amounts reported for Messrs. Frey, Toczydlowski, Kess and Klein in the Summary Compensation Table:

| Description | 2025 ($) |
| --- | --- |
| Change in Pension Value Deduction | 387,762 |
| Pension Service Cost Addition | 128,600 |
| Prior Pension Service Cost Addition | — |
| Stock Awards Deduction | 1,844,865 |
| Option Awards Deduction | 1,195,009 |
| Stock and Option Awards Addition[a] | 8,983,288 |

[a] For 2025, the amount added includes (1) a revaluation as of December 31, 2025 with respect to outstanding and unvested options awarded on February 4, 2025; (2) the change in value for the period from December 31, 2024 to December 31, 2025 with respect to outstanding and unvested options awarded on February 6, 2024 and February 7, 2023; (3) the change in value for the period from December 31, 2024 to the vesting date on February 8, 2025 with respect to options awarded on February 8, 2022; (4) a revaluation as of December 31, 2025 with respect to unvested performance shares awarded on February 4, 2025; and (5) the change in value for the period from December 31, 2024 to December 31, 2025 with respect to unvested performance shares awarded on February 6, 2024 and with respect to unsettled performance shares awarded on February 7, 2023.

For 2025, the amounts added or deducted, as applicable,  in calculating stock and option award adjustments include:

| Year | Year End Fair Value of Equity Awards Granted in the Covered Fiscal Year ($) | Year-over-Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Fiscal Year(s) ($) | Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Same Fiscal Year ($) | Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Covered Fiscal Year ($) | Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Covered Year ($) | Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($) | Total Equity Award Adjustments ($) |
| --- | --- | --- | --- | --- | --- | --- | --- |
| 2025 | 5,733,092 | 2,071,581 | — | 1,178,615 | — | — | 8,983,288 |

6. Reflects total shareholder return as calculated based on a fixed investment of one hundred dollars measured from the market close on December 31, 2020 (the last trading day of 2020) through and including the end of the fiscal year for each year reported in the table as required by the Rule.

7. Reflects total shareholder return for the Company's Compensation Comparison Group, which consists of American International Group, Inc., The Allstate Corporation, Chubb Limited, Hartford Financial Services Group, Inc., The Progressive Corporation, Aflac Incorporated, American Express Company, The Bank of New York Mellon Corporation, Humana Inc., Lincoln National Corporation, Marsh & McLennan Companies, Inc., MetLife, Inc. and Prudential Financial, Inc.

8. For purposes of the Rule, we have identified core return on equity as our Company-Selected Metric, the calculation of which is described in Annex A: Reconciliation of GAAP Measures to Non-GAAP Measures and Selected Definitions. Although core return on equity is one important financial performance measure, among others, that the Compensation Committee considers when making compensation decisions with the intent of aligning compensation with Company performance, the Compensation Committee has not historically and does not currently evaluate "compensation actually paid" as calculated pursuant to Item 402(v)(2) as part of its executive compensation determinations; accordingly, the Compensation Committee does not actually use any financial performance measure specifically to link executive "compensation actually paid" to Company performance. Please see the "Compensation Discussion & Analysis" section of this Proxy Statement for a discussion of performance measures the Compensation Committee considered when making executive compensation decisions for performance year 2025.

# Description of Relationships Between Pay and Performance

## Total Shareholder Return

The following charts show the relationship between (1) each of the "compensation actually paid" to our CEO and the average "compensation actually paid" to the other named executive officers (each as calculated pursuant to Item 402(v)(2)(iii) of Regulation S-K) and (2) the cumulative total shareholder return of the Company for its last five completed fiscal (calendar) years. The charts also provide a comparison of the Company's total shareholder return to the Compensation Comparison Group total shareholder return for the five-year period.



**CEO "COMPENSATION ACTUALLY PAID" VS TOTAL SHAREHOLDER RETURN FOR TRAVELERS AND COMPENSATION COMPARISON GROUP**

| | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|
| CEO Compensation Actually Paid ($m)[1] | $ 37.3 | $ 50.4 | $ 27.6 | $ 61.2 | $ 55.6 |
| Total Shareholder Return for Travelers | $113.97 | $139.52 | $145.01 | $186.72 | $228.51 |
| Total Shareholder Return for Compensation Comparison Group | $134.26 | $138.86 | $152.45 | $194.97 | $223.20 |

**AVERAGE NON-CEO "COMPENSATION ACTUALLY PAID" VS TOTAL SHAREHOLDER RETURN FOR TRAVELERS AND COMPENSATION COMPARISON GROUP**

| | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|
| Average Non-CEO Compensation Actually Paid ($m)[1] | $ 9.4 | $ 12.3 | $ 7.7 | $ 15.2 | $ 13.9 |
| Total Shareholder Return for Travelers | $113.97 | $139.52 | $145.01 | $186.72 | $228.51 |
| Total Shareholder Return for Compensation Comparison Group | $134.26 | $138.86 | $152.45 | $194.97 | $223.20 |

1. "Compensation actually paid" is calculated using our stock price as of a specific date, i.e., the last trading day of the applicable fiscal year or the applicable vesting date. As a result, changes in the Company's stock price can materially impact the amount reported as "compensation actually paid", both positively and negatively.

## Net Income

The following charts show the relationship between (1) each of the "compensation actually paid" to our CEO and the average "compensation actually paid" to the other named executive officers (each as calculated pursuant to Item 402(v)(2)(iii) of Regulation S-K) and (2) the net income of the Company for the last five fiscal years.



**CEO "COMPENSATION ACTUALLY PAID" AND NET INCOME**

| | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|
| CEO Compensation Actually Paid ($m)[1] | $ 37.3 | $ 50.4 | $ 27.6 | $ 61.2 | $ 55.6 |
| Net Income ($m) | $3,662 | $2,842 | $2,991 | $4,999 | $6,288 |

**AVERAGE NON-CEO "COMPENSATION ACTUALLY PAID" AND NET INCOME**

| | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|
| Average Non-CEO Compensation Actually Paid ($m)[1] | $ 9.4 | $ 12.3 | $7.7 | $15.2 | $ 13.9 |
| Net Income ($m) | $3,662 | $2,842 | $2,991 | $4,999 | $6,288 |

[1] "Compensation actually paid" is calculated using our stock price as of a specific date, i.e., the last trading day of the applicable fiscal year or the applicable vesting date. As a result, changes in the Company's stock price can materially impact the amount reported as "compensation actually paid", both positively and negatively.

## Core Return on Equity

The following charts show the relationship between (1) each of the "compensation actually paid" to our CEO and the average "compensation actually paid" to the other named executive officers (each as calculated pursuant to Item 402(v)(2)(iii) of Regulation S-K) and (2) core return on equity of the Company for the last five fiscal years.



**CEO "COMPENSATION ACTUALLY PAID" AND CORE ROE**

| | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|
| CEO Compensation Actually Paid ($m)[1] | $ 37.3 | $ 50.4 | $ 27.6 | $ 61.2 | $ 55.6 |
| Core ROE | 13.7% | 11.3% | 11.5% | 17.2% | 19.4% |

**AVERAGE NON-CEO "COMPENSATION ACTUALLY PAID" AND CORE ROE**

| | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|
| Average Non-CEO Compensation Actually Paid ($m)[1] | $ 9.4 | $ 12.3 | $ 7.7 | $ 15.2 | $ 13.9 |
| Core ROE | 13.7% | 11.3% | 11.5% | 17.2% | 19.4% |

[1] "Compensation actually paid" is calculated using our stock price as of a specific date, i.e., the last trading day of the applicable fiscal year or the applicable vesting date. As a result, changes in the Company's stock price can materially impact the amount reported as "compensation actually paid", both positively and negatively.

In accordance with the Rule, the charts above show the Company's total shareholder return, net income and core return on equity, respectively, for the last five fiscal years. It is important to note, however, that we measure our success in executing on our financial strategy over time. This long-term perspective is especially important in the property and casualty insurance industry where a short-term focus could create incentives for management to relax underwriting or investment standards to increase revenue and reported profit in the near term but create excessive risk to earnings and negatively impact shareholders over the longer term. Moreover, results in the property and casualty insurance industry can vary significantly from year-to-year due to many factors, including the occurrence of natural and man-made catastrophes, economic cycles, pandemics, and other anticipated and unanticipated developments, and success can only be measured over time and in the context of those factors. Accordingly, we believe that the right way to manage our business is with a long-term perspective and to create value over time, and our compensation program is structured to encourage a long-term perspective. For a discussion of our pay-for-performance philosophy and the relationship between our executive compensation and financial results over time, see pages 39-40 of the "Compensation Discussion and Analysis" in this Proxy Statement.

# Tabular List of Financial Performance Measures

The following financial metrics are provided in response to the Tabular List disclosure requirement pursuant to Item 402(v)(6) of Regulation S-K:

• Core return on equity;

• Adjusted core return on equity;

• Core income;

• Core income per diluted share; and

• Adjusted core income (excluding prior year reserve development related to asbestos and environmental and catastrophes).

As discussed in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Compensation Committee considered the above financial performance measures, among others, when making executive compensation decisions for performance year 2025.

In evaluating performance against the metrics, however, the Compensation Committee does not use a formula or pre-determined weighting, and no one metric is individually material other than core return on equity and core income. As noted above, however, the Compensation Committee has not historically and does not currently evaluate "compensation actually paid" as calculated pursuant to Item 402(v)(2) as part of its executive compensation determinations; accordingly, the Compensation Committee does not actually use any financial or non-financial performance measure specifically to link executive "compensation actually paid" to Company performance.

# General Information About the Meeting

## Why am I being provided with these materials?

We are providing these proxy materials in connection with the Board's solicitation of proxies to be voted at our Annual Meeting of Shareholders to be held on May 20, 2026, and at any postponements or adjournments of the Annual Meeting. The proxy materials, which are available on our website at *investor.travelers.com*, include the Notice of Annual Meeting of Shareholders, this Proxy Statement and our Annual Report. We have either (1) delivered to you a Notice of Internet Availability of Proxy Materials (the "Notice") and made the proxy materials available to you on the Internet or (2) delivered printed versions of the proxy materials, including a proxy card, to you by mail.

## How do I vote my shares without attending the Annual Meeting?

If you are a shareholder of record or hold shares through our 401(k) Savings Plan, you may vote by granting a proxy. Specifically, you may vote:

- *By Internet*—You may submit your proxy by going to *www.proxyvote.com* and following the instructions on how to complete an electronic proxy card. You will need the 16-digit number included on your Notice or proxy card in order to vote by Internet.

- *By Telephone*—You may submit your proxy by using a touch-tone telephone to dial (800) 690-6903 and following the recorded instructions. You will need the 16-digit number included on your Notice or proxy card in order to vote by telephone.

- *By Mail*—You may vote by mail by requesting a proxy card from us, indicating your vote by completing, signing and dating the card where indicated and by mailing or otherwise returning the card in the envelope that will be provided to you. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity, indicate your name and title or capacity.

If you hold your shares in an account with a broker, bank or other nominee (shares held in "street name"), you may vote by submitting voting instructions to your bank, broker or other nominee. In most instances, you will be able to do this on the Internet, by telephone or by mail as indicated above. Please refer to the voting instruction form or other information from your bank, broker or other nominee on how to submit voting instructions.

## What constitutes a quorum?

A majority of the shares of common stock entitled to vote must be present or represented by proxy to constitute a quorum at the Annual Meeting. Abstentions and shares represented by "broker non-votes", as described below, are counted as present and entitled to vote for purposes of determining a quorum. On the record date of March 23, 2026, there were 212,642,789 shares of the Company's common stock outstanding, and each share is entitled to one vote at the Annual Meeting.

## Who is entitled to vote?

Shareholders as of the close of business on the record date of March 23, 2026, may vote at the Annual Meeting. You have one vote for each share of common stock held by you as of March 23, 2026, including shares:

- Held directly in your name as "shareholder of record" (also referred to as "registered shareholder");

- Held for you in street name—street name holders generally cannot vote their shares directly and instead must instruct the broker, bank or nominee how to vote their shares; and

- Credited to your account in the Company's 401(k) Savings Plan.

## What are the voting deadlines if I do not attend the Annual Meeting?

**Internet and telephone voting facilities will close at 11:59 p.m. (Eastern Daylight Time) on May 19, 2026, for the voting of shares held by shareholders of record or held in street name and at 11:59 p.m. (Eastern Daylight Time) on May 18, 2026, for the voting of shares held by current and former employees through the Company's 401(k) Savings Plan.**

**Mailed proxy cards with respect to shares held of record or in street name must be received no later than May 19, 2026.**

**Mailed proxy cards with respect to shares held by current and former employees through the Company's 401(k) Savings Plan must be received no later than May 18, 2026.**

## May I revoke my proxy or change my vote?

Yes. Whether you have voted by Internet, telephone or mail, if you are a shareholder of record, you may revoke your proxy or change your vote by:

- Sending a written statement that you wish to revoke your proxy to our Corporate Secretary or to any corporate officer of the Company, provided such statement is received no later than May 19, 2026;

- Voting again by Internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m. (Eastern Daylight Time) on May 19, 2026;

- Submitting a properly signed proxy card with a later date that is received no later than May 19, 2026; or

- Voting at the Annual Meeting.

If you are a current or former employee and hold shares through Travelers' 401(k) Savings Plan, you may change your vote and revoke your proxy by any of the first three methods listed if you do so no later than 11:59 p.m. (Eastern Daylight Time) on May 18, 2026. You cannot, however, revoke or change your proxy with respect to shares held through Travelers' 401(k) Savings Plan after that date, and you cannot vote those shares at the Annual Meeting.

If you hold shares in street name, you must contact your bank, broker or other nominee for specific instructions on how to change or revoke your vote.

## What is a "broker non-vote" and how does it affect voting on each item?

A broker non-vote occurs if you hold your shares in street name and do not provide voting instructions to your broker on a proposal and your broker does not have discretionary authority to vote on such proposal. See below for a discussion of which proposals permit discretionary voting by brokers and the effect of a broker non-vote.

## What if I receive more than one Notice or proxy card about the same time?

It generally means you hold shares registered in more than one account. To ensure that all your shares are voted, please sign and return each proxy card, or, if you vote by Internet or telephone, vote once for each Notice or proxy card you receive.

## What do I need to be admitted to the Annual Meeting?

You must **register in advance and present your admission ticket and a form of personal identification (such as a driver's license)** to enter the Annual Meeting. Please see "How do I register for the Annual Meeting and receive an admission ticket?" below for directions on how to register for the meeting and obtain your admission ticket.

## How do I register for the Annual Meeting and receive an admission ticket?

To help ensure an orderly admission process to the Annual Meeting, we are requiring all shareholders that wish to attend the Annual Meeting to register in advance. You may pre-register by visiting *www.proxyvote.com* and clicking the "Attend a Meeting" link. If you received your proxy materials by mail, you can use the 16-digit control number included on your Notice or proxy card (for shareholders of record) or voting instruction form (for shareholders that hold shares through a broker, bank or other nominee) to access *www.proxyvote.com* and register for the meeting. If you received your proxy materials by email, you will be able to access the meeting registration link directly from the email. Registration for in-person attendance will be open until 5:00 pm (Eastern Daylight Time) on May 19, 2026. We will communicate any special health precautions directly to registered attendees prior to the Annual Meeting.

You will be able to secure an admission ticket when you register for the meeting online at *www.proxyvote.com*. To be admitted to the meeting, you are required to pre-register and present your admission ticket and government issued photo identification (see "What do I need to be admitted to the Annual Meeting?" above).

## What happens if a change to the Annual Meeting is necessary due to exigent circumstances?

If circumstances require a change in our Annual Meeting, we will announce the decision to do so in advance via a press release and will post details on our website that will also be filed with the SEC as additional proxy materials. A virtual meeting will have no impact on shareholders' ability to provide their proxy over the Internet or telephone or by completing and mailing their proxy card, each as explained in this Proxy Statement. As always, we encourage you to vote your shares prior to the Annual Meeting.

## Are there other things I should know if I intend to attend the Annual Meeting?

We may institute special precautions to protect the health and safety of our directors, employees and shareholders seeking to attend the Annual Meeting. We will communicate such protocols directly to registered attendees in advance of the meeting. Please note that no cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted at the Annual Meeting.

## Who will count the vote?

Representatives of Broadridge Financial Solutions, Inc. will tabulate the votes. Representatives of American Election Services, LLC will act as inspectors of election.

## Could other matters be decided at the Annual Meeting?

At the date this Proxy Statement went to press, we did not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement. If other matters are properly presented at the Annual Meeting for consideration and you are a shareholder of record and have submitted a proxy card, the persons named in your proxy card will have the discretion to vote on those matters for you.

## Who will pay the cost of this proxy solicitation?

We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees (for no additional compensation) in person or by telephone, electronic transmission and facsimile transmission. Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses. In addition, we have hired Sodali & Co. LLC to solicit proxies. We expect to pay Sodali & Co. LLC a fee of $17,000 plus reasonable expenses for these services.

## What is "householding" and how does it affect me?

SEC rules permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy statements and notices with respect to two or more shareholders sharing the same address by delivering a single proxy statement or a single notice addressed to those shareholders. This process, which is commonly referred to as "householding", provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if you are receiving duplicate copies of these materials and wish to have householding apply, please notify your broker. You may also call (866) 540-7095 or write to: Householding Department, 51 Mercedes Way, Edgewood, New York 11717, and include your name, the name of your broker or other nominee, and your account number(s). You can also request prompt delivery of a copy of the proxy statement and annual report by contacting Travelers Investor Relations Department, 485 Lexington Avenue, 3140-NY08EX, New York, New York 10017, (917) 778-6877.

# What am I voting on, how many votes are required to approve each item, how are votes counted and how does the Board recommend I vote?

The table below summarizes the proposals that will be voted on, the vote required to approve each item, how votes are counted and how the Board recommends you vote:

| Item | Vote Required | Voting Options | Broker Discretionary Voting Allowed[2] | Impact of Abstain Vote | Board Recommendation[3] |
|------|---------------|----------------|----------------------------------------|------------------------|-------------------------|
| **Item 1** – Election of the eight director nominees listed in this Proxy Statement | Majority of votes cast -— FOR must exceed AGAINST votes[1] | FOR AGAINST ABSTAIN | No | None | FOR |
| **Item 2** – Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2026 | Majority of votes present or represented by proxy and entitled to vote on this item of business or, if greater, the vote required is a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum at the Annual Meeting | FOR AGAINST ABSTAIN | Yes | AGAINST | FOR |
| **Item 3** – Non-binding vote to approve executive compensation | | FOR AGAINST ABSTAIN | No | AGAINST | FOR |
| **Item 4** – Amendment to The Travelers Companies, Inc. Amended and Restated 2023 Stock Incentive Plan | | FOR AGAINST ABSTAIN | No | AGAINST | FOR |
| **Item 5** – Shareholder proposal relating to climate-related pricing and coverage decisions[4] | | FOR AGAINST ABSTAIN | No | AGAINST | AGAINST |
| **Item 6** – Shareholder proposal relating to an independent board chairman[4] | | FOR AGAINST ABSTAIN | No | AGAINST | AGAINST |

[1] In an uncontested election of directors at which a quorum is present, if any nominee for director receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election, our Governance Guidelines require that such person must promptly tender his or her resignation to the Board following certification of the shareholder vote. Our Governance Guidelines further provide that the Nominating and Governance Committee will then consider the tendered resignation and make a recommendation to the Board as to whether to accept or reject the tendered resignation or whether other action should be taken. The Board will act on the tendered resignation, taking into account the Nominating and Governance Committee's recommendation, and publicly disclose its decision regarding the tendered resignation and the rationale behind the decision within 90 days from the date of the certification of the election results. Cumulative voting in the election of directors is not permitted.

[2] A broker non-vote will not count as a vote for or against a director and will have no effect on the outcome of the election of the eight director nominees disclosed in this Proxy Statement. A broker non-vote will have no effect on Items 2 through 6 unless a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum at the Annual Meeting is required in order to approve the item as described in the column "Vote Required" above, in which case a broker non-vote will have the same effect as a vote "AGAINST".

[3] If you are a registered holder and you sign and submit your proxy card without indicating your voting instructions, your shares will be voted in accordance with the Board's recommendation.

[4] In the case of the shareholder proposals in Items 5 and 6, these proposals will only be voted on if they are presented at the Annual Meeting.

**106** Ⓙ The Travelers Companies, Inc. | 2026 Proxy Statement

# Shareholder Proposals for 2027 Annual Meeting

If any shareholder wishes to propose a matter for consideration at our 2027 Annual Meeting of Shareholders, the proposal should be mailed by certified mail return receipt requested, to our Corporate Secretary, at the Company's principal executive office located at 485 Lexington Avenue, New York, New York 10017. To be eligible under the SEC's shareholder proposal rule (Rule 14a-8(e) of the Exchange Act) for inclusion in our 2027 Annual Meeting Proxy Statement and form of proxy expected to be made available in April 2027, a proposal must be received by our Corporate Secretary on or before December 8, 2026. Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received.

Our bylaws require timely notice of business to be brought before a shareholders' meeting, including nominations of persons for election as directors. To be timely, notice to our Corporate Secretary must be received at our principal executive office not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year's annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is more than 30 days before or 70 days after such anniversary date or, if no such meeting was held in the preceding year, notice by a shareholder shall be timely only if received (a) not earlier than 120 days prior to such annual meeting and  (b) not less than  90 days before  such annual meeting or, if later, within ten days after the first public announcement of the date of such annual meeting.  Accordingly, unless the proviso above applies, notice of business and nominations must be received by our Corporate Secretary no earlier than January 20, 2027 and no later than February 19, 2027. Any notice of director nomination other than through proxy access must include the additional information required by Rule 14a-19(b) under the Exchange Act.

Our bylaws, which have other informational requirements that must be followed in connection with submitting director nominations and any other business for consideration at a shareholders meeting, are posted on our website at *www.travelers.com* under "Investors: Corporate Governance: Governance Documents".

For information regarding submission of a director nominee using our proxy access bylaw, see "Governance of Your Company—Director Nominations—Proxy Access" in this Proxy Statement.

# Other Equity Compensation Plan Information

## EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of December 31, 2025 regarding the Company's equity compensation plans. The only plan pursuant to which the Company may currently make additional equity grants is The Travelers Companies, Inc. Amended and Restated 2023 Stock Incentive Plan.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders[1] | 8,745,708[2] | $166.72 per share[3] | 5,086,814[4] |

---

[1] In addition to the 2023 Stock Incentive Plan, also included are The Travelers Companies, Inc. Amended and Restated 2014 Stock Incentive Plan, as amended (the 2014 Incentive Plan), which was replaced by the 2023 Stock Incentive Plan and The Travelers Companies, Inc. Amended and Restated 2004 Stock Incentive Plan, as amended (the 2004 Incentive Plan), which was replaced by the 2014 Incentive Plan, and certain plans for employees in the United Kingdom and the Republic of Ireland and The Travelers Deferred Compensation Plan for Non-Employee Directors. Shares delivered under these plans are issued pursuant to the 2004 Incentive Plan, the 2014 Incentive Plan and the 2023 Stock Incentive Plan.

[2] Total includes (i) 6,264,981 stock options, (ii) 840,946 performance shares and dividend equivalents accrued thereon (assuming issuance of 100% of performance shares granted), (iii) 1,495,590 restricted stock units, (iv) 131,688 director deferred stock awards and dividend equivalents accrued thereon and (v) 12,503 common stock units credited to the deferred compensation accounts of certain non-employee directors in lieu of cash compensation, at the election of such directors.

[3] The weighted average exercise prices for the 2004 Incentive Plan, the 2014 Incentive Plan and the 2023 Stock Incentive Plan relate only to stock options. The calculation of the weighted average exercise price does not include outstanding equity awards that are received or

exercised for no consideration and also does not include common stock units credited to the deferred compensation accounts of certain non-employee directors at fair market value in lieu of cash compensation at the election of such directors.

[(4)] These shares are available for grant as of December 31, 2025 under the 2023 Stock Incentive Plan pursuant to which the Compensation Committee of the Board of Directors may make various stock-based awards including nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock, deferred stock units, performance awards and other stock-based or stock-denominated awards with respect to the Company's common stock. This includes 5,789,184 shares initially authorized for issuance under the 2023 Stock Incentive Plan and an additional 2.1 million shares authorized by shareholders in May 2025, and shares subject to awards under the 2014 Incentive Plan that expired, were canceled, forfeited, settled in cash or otherwise terminated without the issuance of shares.

# Other Business

The Board does not know of any other matters to be brought before the meeting. If other matters are presented, the proxy holders have discretionary authority to vote all proxies in accordance with their best judgment.

By Order of the Board of Directors,

**Wendy C. Skjerven**
Corporate Secretary

# Annex A: Reconciliation of GAAP Measures to Non-GAAP Measures and Selected Definitions

**Core income** is consolidated net income excluding the after-tax impact of net realized investment gains (losses), discontinued operations, the effect of a change in tax laws and tax rates at enactment, and cumulative effect of changes in accounting principles when applicable. **Core income per diluted share** is core income on a per diluted common share basis.

**Return on equity** is the ratio of net income to average shareholders' equity for the periods presented. **Average shareholders' equity** is (a) the sum of total shareholders' equity at the beginning and end of each of the quarters for the period presented divided by (b) the number of quarters in the period presented times two. **Core return on equity** is the ratio of core income to adjusted average shareholders' equity for the periods presented. **Adjusted shareholders' equity** is shareholders' equity excluding net unrealized investment gains (losses), net of tax, included in shareholders' equity, net realized investment gains (losses), net of tax, for the period presented, and the effect of a change in tax laws and tax rates at enactment (excluding the portion related to net unrealized investment gains (losses)). **Adjusted average shareholders' equity** is (a) the sum of adjusted shareholders' equity at the beginning and end of each of the quarters for the period presented divided by (b) the number of quarters in the period presented times two. **Average annual core return on equity** over a period is the ratio of: (a) the sum of core income for the periods presented to (b) the sum of the adjusted average shareholders' equity for all years in the period presented.

In the opinion of the Company's management, core income, core income per diluted share and core return on equity are important indicators of how well management creates value for its shareholders through its operating activities and its capital management. Financial statement users also consider core income when analyzing the results and trends of insurance companies. These measures exclude net realized investment gains (losses), net of tax, which can be significantly impacted by both discretionary and other economic factors and are not necessarily indicative of operating trends. Internally, the Company's management uses core income, core income per diluted share and core return on equity to evaluate financial performance against historical results and establish performance targets on a consolidated basis.

**Book value per share** is total common shareholders' equity divided by the number of common shares outstanding. **Adjusted book value per share** is total common shareholders' equity excluding net unrealized investment gains and losses, net of tax, included in shareholders' equity, divided by the number of common shares outstanding. In the opinion of the Company's management, adjusted book value per share is useful in an analysis of a property casualty company's book value

per share as it removes the effect of changing prices on invested assets (i.e., net unrealized investment gains (losses), net of tax), which do not have an equivalent impact on unpaid claims and claim adjustment expense reserves.

**Underwriting gain (loss)** is net earned premiums and fee income less claims and claim adjustment expenses and insurance-related expenses. In the opinion of the Company's management, it is important to measure profitability excluding the results of investing activities, which are managed separately from the insurance business. This measure is used to assess business performance and as a tool in making business decisions. **Underwriting gain, excluding the impact of catastrophes and net favorable (unfavorable) prior year loss reserve development**, is the underwriting gain (loss) adjusted to exclude claims and claim adjustment expenses, reinstatement premiums and assessments related to catastrophes and loss reserve development related to time periods prior to the current year. In the opinion of the Company's management, this measure is meaningful to users of the financial statements to understand the Company's periodic earnings and the variability of earnings caused by the unpredictable nature (i.e., the timing and amount) of catastrophes and loss reserve development. This measure is also referred to as **underlying underwriting margin, underlying underwriting income and underlying underwriting gain.**

A **catastrophe** is a severe loss designated, or reasonably expected by the Company to be designated, a catastrophe by one or more industry recognized organizations that track and report on insured losses resulting from catastrophic events, such as Property Claim Services (PCS) for events in the United States and Canada. Catastrophes can be caused by various natural events, including, among others, hurricanes, tornadoes and other windstorms, earthquakes, hail, wildfires, severe winter weather, floods, tsunamis, volcanic eruptions and other naturally-occurring events, such as solar flares. Catastrophes can also be man-made, such as terrorist attacks and other destructive acts, including those involving nuclear, biological, chemical and radiological events, cyber events, explosions and destruction of infrastructure. Each catastrophe has unique characteristics and catastrophes are not predictable as to timing or amount. Their effects are included in net and core income and claims and claim adjustment expense reserves upon occurrence. A catastrophe may also result in the payment of reinsurance reinstatement premiums and assessments from various pools and associations.

The Company's threshold for disclosing catastrophes is primarily determined at the reportable segment level. If a threshold for one segment or a combination thereof is

reached and the other segments have losses from the same event, losses from the event are identified as catastrophe losses in the segment results and for the consolidated results of the Company. Additionally, an aggregate threshold is applied for International business across all reportable segments. For 2025, the threshold ranged from approximately $20 million to $30 million of losses before reinsurance and taxes.

**Net favorable (unfavorable) prior year loss reserve development** is the increase or decrease in incurred claims and claim adjustment expenses as a result of the re-estimation of claims and claim adjustment expense reserves at successive valuation dates for a given group of claims, which may be related to one or more prior years. In the opinion of the Company's management, a discussion of loss reserve development is meaningful to users of the financial statements as it allows them to assess the impact between prior and current year development on incurred claims and claim adjustment expenses, net and core income and changes in claims and claim adjustment expense reserve levels from period to period.

We have included the following tables to provide a reconciliation or a calculation of the above terms used in this Proxy Statement: (1) net income to core income, (2) shareholders' equity to adjusted shareholders' equity, which are components of the return on equity and core return on equity ratios, (3) calculation of return on equity and core return on equity, (4) net income per share to core income per share on a diluted basis, (5) book value per share and adjusted book value per share, (6) invested assets to invested assets excluding net unrealized investment gains (losses), (7) net income to pre-tax underwriting income and (8) net income to after-tax underlying underwriting income.

**Combined Ratio, Underwriting Expense Ratio and Underlying Combined Ratio**

For Statutory Accounting Practices (SAP), the combined ratio is the sum of the SAP loss and loss adjustment expense (LAE) ratio and the SAP underwriting expense

ratio as defined in the statutory financial statements required by insurance regulators. The **combined ratio**, as used in this proxy statement, is the equivalent of, and is calculated in the same manner as, the SAP combined ratio except that the SAP underwriting expense ratio is based on net *written* premiums and the underwriting expense ratio as used in this proxy statement is based on net *earned* premiums.

For SAP, the loss and LAE ratio is the ratio of incurred losses and loss adjustment expenses less certain administrative services fee income to net *earned* premiums as defined in the statutory financial statements required by insurance regulators. The loss and LAE ratio as used in this proxy statement is calculated in the same manner as the SAP ratio.

For SAP, the underwriting expense ratio is the ratio of underwriting expenses incurred (including commissions paid), less certain administrative services fee income and billing and policy fees and other, to net *written* premiums as defined in the statutory financial statements required by insurance regulators. The **underwriting expense ratio** as used in this proxy statement is the ratio of underwriting expenses (including the amortization of deferred acquisition costs), less certain administrative services fee income, billing and policy fees and other, to net *earned* premiums.

The combined ratio, loss and LAE ratio, and underwriting expense ratio are used as indicators of the Company's underwriting discipline, efficiency in acquiring and servicing its business and overall underwriting profitability. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

**Underlying combined ratio** represents the combined ratio excluding the impact of net prior year reserve development and catastrophes. The underlying combined ratio is an indicator of the Company's underwriting discipline and underwriting profitability for the current accident year.

## RECONCILIATION OF NET INCOME TO CORE INCOME

| ($ in millions, after-tax) | Twelve Months Ended December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2025 | 2024 | 2023 | 2022 | 2021 | 2020 | 2019 | 2018 | 2017 | 2016 |
| Net income | $ 6,288 | $ 4,999 | $ 2,991 | $ 2,842 | $ 3,662 | $ 2,697 | $ 2,622 | $ 2,523 | $ 2,056 | $ 3,014 |
| Adjustments: | | | | | | | | | | |
| Net realized investment (gains) losses | 37 | 26 | 81 | 156 | (132) | (11) | (85) | (93) | (142) | (47) |
| Impact of changes in tax laws and/or tax rates[1][2] | — | — | — | — | (8) | — | — | — | 129 | — |
| Core income | $ 6,325 | $ 5,025 | $ 3,072 | $ 2,998 | $ 3,522 | $ 2,686 | $ 2,537 | $ 2,430 | $ 2,043 | $ 2,967 |

[1] Impact is recognized in the accounting period in which the change is enacted

[2] 2017 reflects impact of Tax Cuts and Jobs Act of 2017 (TCJA)

## RECONCILIATION OF SHAREHOLDERS' EQUITY TO ADJUSTED SHAREHOLDERS' EQUITY

|  |  | | | | | As of December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| ($ in millions) | 2025 | 2024 | 2023 | 2022 | 2021 | 2020 | 2019 | 2018 | 2017 | 2016 |
| **Shareholders' equity** | **$32,894** | **$27,864** | **$24,921** | **$21,560** | **$28,887** | **$29,201** | **$25,943** | **$22,894** | **$23,731** | **$23,221** |
| **Net unrealized investment (gains) losses, net of tax, included in shareholders' equity** | 1,478 | 3,640 | 3,129 | 4,898 | (2,415) | (4,074) | (2,246) | 113 | (1,112) | (730) |
| **Net realized investment (gains) losses, net of tax** | 37 | 26 | 81 | 156 | (132) | (11) | (85) | (93) | (142) | (47) |
| **Impact of changes in tax laws and/or tax rates**[1][2] | — | — | — | — | (8) | — | — | — | 287 | — |
| **Adjusted shareholders' equity** | **$34,409** | **$31,530** | **$28,131** | **$26,614** | **$26,332** | **$25,116** | **$23,612** | **$22,914** | **$22,764** | **$22,444** |

[1] Impact is recognized in the accounting period in which the change is enacted

[2] 2017 reflects impact of Tax Cuts and Jobs Act of 2017 (TCJA)

## CALCULATION OF RETURN ON EQUITY AND CORE RETURN ON EQUITY

|  |  | | | | Twelve Months Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| ($ in millions, after-tax) | 2025 | 2024 | 2023 | 2022 | 2021 | 2020 | 2019 | 2018 | 2017 | 2016 |
| Net income | $ 6,288 | $ 4,999 | $ 2,991 | $ 2,842 | $ 3,662 | $ 2,697 | $ 2,622 | $ 2,523 | $ 2,056 | $ 3,014 |
| Average shareholders' equity | 29,924 | 25,993 | 22,031 | 23,384 | 28,735 | 26,892 | 24,922 | 22,843 | 23,671 | 24,182 |
| **Return on equity** | **21.0%** | **19.2%** | **13.6%** | **12.2%** | **12.7%** | **10.0%** | **10.5%** | **11.0%** | **8.7%** | **12.5%** |
| Core income | $ 6,325 | $ 5,025 | $ 3,072 | $ 2,998 | $ 3,522 | $ 2,686 | $ 2,537 | $ 2,430 | $ 2,043 | $ 2,967 |
| Adjusted average shareholders' equity | 32,643 | 29,295 | 26,772 | 26,588 | 25,718 | 23,790 | 23,335 | 22,814 | 22,743 | 22,386 |
| **Core return on equity** | **19.4%** | **17.2%** | **11.5%** | **11.3%** | **13.7%** | **11.3%** | **10.9%** | **10.7%** | **9.0%** | **13.3%** |

## RECONCILIATION OF NET INCOME PER SHARE TO CORE INCOME PER SHARE ON A DILUTED BASIS

|  | Twelve Months Ended December 31, | |
| --- | --- | --- |
|  | 2025 | 2024 |
| **Diluted income per share** |  |  |
| **Net income** | **$ 27.43** | **$ 21.47** |
| Adjustments: |  |  |
| Net realized investment losses, after-tax | 0.16 | 0.11 |
| **Core income** | **$ 27.59** | **$ 21.58** |

## CALCULATION OF BOOK VALUE PER SHARE AND ADJUSTED BOOK VALUE PER SHARE

| ($ in millions, except per share amounts) | As of December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2025 | 2024 | 2023 | 2022 | 2021 | 2020 | 2019 | 2018 | 2017 | 2016 |
| Shareholders' equity | $ 32,894 | $ 27,864 | $ 24,921 | $ 21,560 | $ 28,887 | $ 29,201 | $ 25,943 | $ 22,894 | $ 23,731 | $ 23,221 |
| Less: net unrealized investment gains (losses), net of tax, included in shareholders' equity | (1,478) | (3,640) | (3,129) | (4,898) | 2,415 | 4,074 | 2,246 | (113) | 1,112 | 730 |
| Shareholders' equity, excluding net unrealized investment gains (losses), net of tax, included in shareholders' equity | $ 34,372 | $ 31,504 | $ 28,050 | $ 26,458 | $ 26,472 | $ 25,127 | $ 23,697 | $ 23,007 | $ 22,619 | $ 22,491 |
| Common shares outstanding | 217.5 | 226.6 | 228.2 | 232.1 | 241.2 | 252.4 | 255.5 | 263.6 | 271.4 | 279.6 |
| Book value per share | $ 151.21 | $ 122.97 | $ 109.19 | $ 92.90 | $ 119.77 | $ 115.68 | $ 101.55 | $ 86.84 | $ 87.46 | $ 83.05 |
| Adjusted book value per share | $ 158.01 | $ 139.04 | $ 122.90 | $ 114.00 | $ 109.76 | $ 99.54 | $ 92.76 | $ 87.27 | $ 83.36 | $ 80.44 |

## RECONCILIATION OF INVESTED ASSETS TO INVESTED ASSETS EXCLUDING NET UNREALIZED INVESTMENT GAINS (LOSSES)

| ($ in millions) | As of December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2025 | 2024 | 2023 | 2022 | 2021 | 2020 | 2019 | 2018 | 2017 | 2016 |
| Invested assets[1] | $104,529 | $ 94,223 | $ 88,810 | $ 80,454 | $ 87,375 | $ 84,423 | $ 77,884 | $ 72,278 | $ 72,502 | $ 70,488 |
| Less: Net unrealized investment gains (losses), pre-tax | (1,862) | (4,609) | (3,970) | (6,220) | 3,060 | 5,175 | 2,853 | (137) | 1,414 | 1,112 |
| Invested assets excluding net unrealized investment gains (losses) | $106,391 | $ 98,832 | $ 92,780 | $ 86,674 | $ 84,315 | $ 79,248 | $ 75,031 | $ 72,415 | $ 71,088 | $ 69,376 |

[1] Includes $3,347 million of invested assets classified as held for sale as of December 31, 2025.

## RECONCILIATION OF NET INCOME TO PRE-TAX UNDERWRITING INCOME
## (also known as Underwriting Gain)

| ($ in millions, after-tax, except as noted) | Twelve Months Ended December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Net income | $ 6,288 | $ 4,999 |
| Net realized investment losses | 37 | 26 |
| Core income | 6,325 | 5,025 |
| Net investment income | (3,254) | (2,952) |
| Other (income) expense, including interest expense | 326 | 308 |
| Underwriting income | 3,397 | 2,381 |
| Income tax expense on underwriting results | 868 | 603 |
| Pre-tax underwriting income | $ 4,265 | $ 2,984 |

**RECONCILIATION OF NET INCOME TO AFTER-TAX UNDERLYING UNDERWRITING INCOME**
**(also known as Underlying Underwriting Gain)**

| ($ in millions, after-tax) | Twelve Months Ended December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **2025** | **2024** | **2023** | **2022** | **2021** | **2020** | **2019** | **2018** | **2017** | **2016** |
| **Net income** | $ 6,288 | $ 4,999 | $ 2,991 | $ 2,842 | $ 3,662 | $ 2,697 | $ 2,622 | $ 2,523 | $ 2,056 | $ 3,014 |
| Net realized investment (gains) losses | 37 | 26 | 81 | 156 | (132) | (11) | (85) | (93) | (142) | (47) |
| Impact of changes in tax laws and/or tax rates[1][2] | — | — | — | — | (8) | — | — | — | 129 | — |
| **Core income** | **6,325** | **5,025** | **3,072** | **2,998** | **3,522** | **2,686** | **2,537** | **2,430** | **2,043** | **2,967** |
| Net investment income | (3,254) | (2,952) | (2,436) | (2,170) | (2,541) | (1,908) | (2,097) | (2,102) | (1,872) | (1,846) |
| Other (income) expense, including interest expense | 326 | 308 | 337 | 277 | 235 | 232 | 214 | 248 | 179 | 78 |
| **Underwriting income** | **3,397** | **2,381** | **973** | **1,105** | **1,216** | **1,010** | **654** | **576** | **350** | **1,199** |
| Impact of net (favorable) unfavorable prior year reserve development | (815) | (559) | (113) | (512) | (424) | (276) | 47 | (409) | (378) | (510) |
| Impact of catastrophes | 2,915 | 2,632 | 2,361 | 1,480 | 1,459 | 1,274 | 699 | 1,355 | 1,267 | 576 |
| **Underlying underwriting income** | $ 5,497 | $ 4,454 | $ 3,221 | $ 2,073 | $ 2,251 | $ 2,008 | $ 1,400 | $ 1,522 | $ 1,239 | $ 1,265 |

[1] Impact is recognized in the accounting period in which the change is enacted

[2] 2017 reflects impact of Tax Cuts and Jobs Act of 2017 (TCJA)

The following terms are also used in this Proxy Statement and are defined as follows:

- **Book value per share growth** is the percentage change in book value per share over the specified time period.

- **Adjusted book value per share growth** is the percentage change in adjusted book value per share over the specified time period.

- **Total shareholder return** is the percentage change in the stock price and the cumulative amount of dividends, assuming dividend reinvestment, from the stock price at the beginning of the specified period.

# Annex B: The Travelers Companies, Inc. Amended and Restated 2023 Stock Incentive Plan

**1.     Purpose**. The purposes of The Travelers Companies, Inc. Amended and Restated 2023 Stock Incentive Plan (the "Plan") are (i) to attract and retain Eligible Persons by providing competitive compensation opportunities, (ii) to provide Eligible Persons with incentive-based compensation in the form of Company Common Stock, (iii) to attract and compensate non-employee directors for service as Board and committee members, (iv) to encourage decision making based upon long-term goals, and (v) to align the interest of Eligible Persons with that of the Company's shareholders by encouraging such persons to acquire a greater ownership position in the Company.

**2.     Definitions**. Wherever used herein, the following terms shall have the respective meanings set forth below:

"Award" means an award to a Participant made in accordance with the terms of the Plan.

"Board" means the Board of Directors of the Company.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

"Company" means The Travelers Companies, Inc.

"Committee" means the Compensation Committee of the Board, or a subcommittee of that committee, or such other committee of the Board (including, without limitation, the full Board) to which the Board has delegated power to act under or pursuant to the provisions of the Plan.  Unless otherwise determined by the Board, the Committee shall consist of no less than two directors, all of whom shall be intended to qualify as "independent directors" within the meaning of Rule 303A of the New York Stock Exchange, and as "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act.

"Common Stock" means the common stock of the Company.

"Change of Control" means the first to occur of (i) any "person" within the meaning of Section 14(d) of the Exchange Act, other than a Permitted Holder, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of fifty percent (50%) or more of the then-outstanding Common Stock, other than pursuant to a purchase of Common Stock from the Company; (ii) individuals who constitute the Board on the Effective Date, cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the Effective Date, whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least three quarters of the directors comprising the Board on the Effective Date (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) shall be, for purposes of this clause (ii), considered as though such person were a member of the Board on the Effective Date; (iii) any plan or proposal for the liquidation of the Company is adopted by the shareholders of the Company; (iv) all or substantially all of the assets of the Company are sold, liquidated or distributed (in one or a series of related transactions) to any person or group other than Permitted Holders; or (v) the consummation of a reorganization, merger, consolidation or other corporate transaction involving the Company (a "Transaction"), in each case, with respect to which the shareholders of the Company immediately prior to such Transaction do not, immediately after the Transaction, own more than fifty percent (50%) of the combined voting power of the Company or other entity resulting from such Transaction in substantially the same proportion as their ownership of the voting power of the Company immediately prior to such Transaction.  Notwithstanding the foregoing, for purposes of Awards hereunder that are subject to the provisions of Section 409A of the Code and the regulations promulgated thereunder ("Code Section 409A"), no Change of Control shall be deemed to have occurred upon an event described in clauses (i) through (v) above that would have the effect of changing the time of payment of such Award unless such event would also constitute a change in the ownership or effective control of, or a change in the ownership of a substantial portion of the assets of, the Company for purposes of Code Section 409A.

"Effective Date" means the effective date of this Plan, as defined in Section 25.

"Eligible Person" means an employee, non-employee director, consultant or other service provider with respect to the Company or its affiliates.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

"Fair Market Value" means, as of a specified date, unless otherwise determined by the Committee, the closing trading price of a share of Common Stock on the New York Stock Exchange or on any national securities exchange on which the shares of Common Stock are then listed, or if the shares were not traded on such date, then on the immediately preceding date on which such shares of Common Stock were traded, all as reported by such source as the Committee may select.

"ISO" means an incentive stock option as defined in Section 422 of the Code.

"Option Proceeds" means the cash actually received by the Company for the exercise price in connection with the exercise of a stock option granted under the Plan plus the tax benefit that could be realized by the Company as a result of such stock option exercise, which tax benefit shall be determined by multiplying (a) the amount that is deductible for federal income tax purposes as a result of such stock option exercise (currently, equal to the amount upon which the Participant's withholding tax obligation is calculated) times (b) the maximum federal corporate income tax rate for the year of exercise. To the extent a Participant pays the exercise price and/or withholding taxes with shares of Common Stock, Option Proceeds shall not be calculated with respect to the amounts so paid with shares.

"Participant" means an Eligible Person who is selected by the Committee to participate in the Plan.

"Permitted Holder" means (i) the Company or any of its affiliates, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities or (iv) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company.

"Performance Conditions" may, for purposes of Awards under the Plan, include one or more of: earnings per share, earnings before interest and tax, net income, adjusted net income, core income, stock price, total shareholder return, market share, return on equity, cash return on equity, achievement of profit, loss and/or expense ratio, revenue targets, cash flows, book value, return on assets or return on capital, improvements in capital structure, revenues or sales, working capital, credit rating, improvement in workforce diversity, employee retention, closing of corporate transactions, customer satisfaction, or implementation, completion or attainment of products or projects. Such Performance Conditions may be based on the attainment of levels set for such financial measures with respect to the Company or any subsidiary, division, business unit, or any combination thereof and may be set as an absolute measure or relative to a designated peer group or index of comparable companies. Such Performance Conditions shall be set and defined by the Committee, and for purposes of defining such Performance Conditions, the Committee may elect to exclude the impact of certain extraordinary or non-recurring items. Unless specifically determined by the Committee at the time a Performance Condition is set, the satisfaction of any Performance Condition shall be determined by eliminating the impact of any change in accounting rules which becomes effective following the time such Performance Condition is set.

"Prior Plan" means the Company's Amended and Restated 2014 Stock Incentive Plan.

"Prior Plan Award" means an equity award granted under the Prior Plan which remained outstanding as of the Effective Date, as set forth in Section 25.

3.    **Shares Subject to the Plan**. Subject to adjustment as provided in Section 20, the number of shares of Common Stock which shall be available and reserved for grant of Awards under the Plan shall be 7,889,184 12,889,184. The shares of Common Stock issued under the Plan may come from authorized and unissued shares or shares purchased in the open market.

Shares of Common Stock subject to an Award granted under this Plan or a Prior Plan Award that expires unexercised, that is forfeited, terminated or canceled, that is settled in cash or other forms of property, or otherwise does not result in the issuance of shares of Common Stock, in whole or in part, shall thereafter again be available for grant under the Plan. If the exercise price of any stock option is satisfied by delivering shares of Common Stock to the Company (by tender of such shares or attestation) or by authorizing the Company to retain shares of Common Stock, only the number of shares of Common Stock delivered to the Participant net of shares of Common Stock delivered to the Company (by tender or attestation) or retained by the Company shall be deemed delivered for purposes of determining the maximum number of shares of Common Stock available for grant under the Plan. To the extent any shares of Common Stock subject to an Award are not delivered to a Participant because such shares are used to satisfy an applicable tax or other withholding obligations, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of Common Stock available for grant under the Plan. Shares of Common Stock purchased by the Company on the open market using Option Proceeds shall also be available for grant under the Plan; provided,

however, that the increase in the number of shares of Common Stock available for grant pursuant to such market purchases shall not be greater than the number that could be repurchased at Fair Market Value on the date of exercise of the stock option giving rise to such Option Proceeds.

In addition, the number of shares of Common Stock available for grant under the Plan shall not be reduced by shares subject to Awards granted upon the assumption of or in substitution for awards granted by a business or entity that is merged into or acquired by (or whose assets are acquired by) the Company.

**4.** **Administration.**

4.1 *Committee Authority*. The Committee shall have full and exclusive power to administer and interpret the Plan, to grant Awards and to adopt such administrative rules, regulations, procedures and guidelines governing the Plan and the Awards as it may deem necessary in its discretion, from time to time. The Committee's authority shall include, but not be limited to, the authority to:

(i) determine the type and timing of Awards to be granted under the Plan;

(ii) select Award recipients and determine the extent of their participation;

(iii) establish all other terms, conditions, restrictions and limitations applicable to Awards and the shares of Common Stock issued pursuant to Awards, including, but not limited to, those relating to a Participant's retirement, death, disability, leave of absence or termination of employment; and

(iv) waive vesting or forfeiture conditions with respect to outstanding Awards.

The Committee's right to make any decision, interpretation or determination under the Plan shall be in its sole and absolute discretion.

4.2 *Administration of the Plan.* The administration of the Plan shall be managed by the Committee. The Committee shall have the power to prescribe and modify, as necessary, the form of Award document, to correct any defect, supply any omission or clarify any inconsistency in the Plan and/or in any Award document and to take such actions and make such administrative determinations that the Committee deems appropriate in its discretion. Any decision of the Committee in the administration and interpretation of the Plan, as described herein, shall be final, binding and conclusive on all parties concerned, including the Company, its shareholders and subsidiaries and all Participants.

4.3 *Delegation of Authority.* To the extent permitted under applicable law, the Committee may at any time delegate to a committee of the Board or one or more officers of the Company some or all of its authority over the administration of the Plan, with respect to persons who are not subject to the reporting requirements of Section 16(a) of the Exchange Act.

**5.** **Eligibility.** The Committee shall determine which Eligible Persons shall be eligible to receive Awards. No Eligible Person shall have at any time the right to receive an Award, or having been selected for an Award, to receive any further Awards.

The Committee may also grant stock options, stock appreciation rights, restricted stock, performance awards or other Awards under the Plan in substitution for, or in connection with the assumption of, existing options, stock appreciation rights, restricted stock, performance awards or other awards granted, awarded or issued by another entity and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a transaction involving a merger, consolidation, plan of exchange, acquisition of property or stock, separation, reorganization or liquidation to which the Company or any subsidiary is a party. The terms and conditions of the substitute Awards may vary from the terms and conditions set forth in the Plan to the extent the Committee at the time of the grant may deem appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted.

**6.** **Awards.** Awards under the Plan may consist of: non-qualified stock options, ISOs, stock appreciation rights, restricted stock, performance awards and any other stock-based awards, including deferred stock units.

## 7.   Stock Options.

7.1     *Types of Options.* Stock options granted under the Plan may be non-qualified stock options, ISOs or any other type of stock option permitted under the Code, as determined by the Committee and evidenced by the document governing the Award.

7.2     *ISOs.* The terms and conditions of any ISO shall be subject to the provisions of Section 422 of the Code and the terms, conditions, limitations and administrative procedures established by the Committee. At the discretion of the Committee, ISOs may be granted to any employee of the Company and its subsidiaries, as such term is defined in Section 424(f) of the Code (each, a "Subsidiary"). No ISO may be granted to any Participant who, at the time of such grant, owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Subsidiary, unless (i) the exercise price for such ISO is at least one-hundred and ten percent (110%) of the Fair Market Value of a share of Common Stock on the date the ISO is granted, and (ii) the date on which such ISO terminates is a date not later than the day preceding the fifth anniversary of the date on which the ISO is granted. Any Participant who disposes of shares acquired upon the exercise of an ISO either within two years after the date of grant of such ISO or within one year after the transfer of such shares to the Participant, shall notify the Company of such disposition and of the amount realized upon such disposition. The maximum number of shares of Common Stock available under the Plan for issuance as ISOs shall be the full number of shares reserved for issuance under Section 3 hereof.

All stock options granted under the Plan are intended to be nonqualified stock options, unless the applicable Award document expressly states that the stock option is intended to be an ISO. If a stock option is intended to be an ISO, and if for any reason such stock option (or portion thereof) shall not qualify as an ISO, then, to the extent of such nonqualification, such stock option (or portion thereof) shall be regarded as a nonqualified stock option granted under the Plan; provided that such stock option (or portion thereof) otherwise complies with the Plan's requirements relating to nonqualified stock options.

7.3     *Exercise Price and Period.* The Committee shall establish the exercise price, which price (other than for substitute options pursuant to Section 5 or options intended to meet the requirements described under Section 26 for Eligible Persons outside of the United States) shall be no less than the Fair Market Value of a share of the Common Stock on the date of grant. Each stock option may be exercised in whole or in part on the terms provided in the Award document. The Committee also shall establish the period during which a stock option is exercisable, provided that in no event may a stock option be exercisable for a period of more than ten (10) years from the date of grant.

When a stock option is no longer exercisable, it shall be deemed to have lapsed or expired.

7.4     *Manner of Exercise.* The exercise price of each share as to which a stock option is exercised and, if requested, the amount of any federal, state, local or foreign withholding taxes, shall be paid in full at the time of such exercise. For purposes of this Section 7.4, the exercise date of a stock option shall be the later of the date a notice of exercise is received by the Company and, if applicable, the date payment is received by the Company pursuant to clauses (i), (ii), (iii), (iv) or (v) below.  The exercise of any stock option shall be contingent on and subject to such payment of the exercise price and withholding taxes, or the arrangement for the satisfaction of such payments in a manner satisfactory to the Committee. Such payment shall be made in any of the following forms:

(i)       in cash (including check, bank draft or money order),

(ii)      by delivery of shares of Common Stock owned by the Participant (by tender of such shares or by attestation) having a Fair Market Value as of the date of exercise equal to the exercise price for the total number of shares as to which the option is exercised, plus applicable taxes, if requested, subject to (A) the shares so delivered having such characteristics as are required, if necessary, in order to avoid adverse accounting consequences to the Company on account of use of such shares to pay the exercise price and (B) such other guidelines for the tender of Common Stock as the Committee may establish,

(iii)     if approved by the Committee in the related Award document or other action by the Committee, authorization of the Company to retain from the total number of shares of Common Stock as to which the option is exercised that number of shares of Common Stock having a Fair Market Value as of the date of exercise equal to the exercise price for the total number of shares as to which the option is exercised, plus applicable taxes, if requested (i.e., a "net settlement" arrangement),

(iv)     subject to such rules as may be established by the Committee, through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the stock option and to deliver promptly to

the Company an amount out of the proceeds of such sale equal to the aggregate exercise price for the Shares being purchased, or

(v)    such other consideration as the Committee deems appropriate, or by a combination of cash, shares of Common Stock, retention of shares and such other consideration.

The Committee may, with the consent of the Participant and subject to Section 21, cancel any outstanding stock option in consideration of a cash payment in an amount not greater than the excess, if any, of the aggregate Fair Market Value (on the date of such cancellation) of the shares subject to the stock option over the aggregate exercise price of such stock option; provided, however, that the Participant's consent is not required for such a cancellation pursuant to Section 13 hereof.

7.5    *Automatic Exercise in Certain Circumstances*. Notwithstanding Sections 7.3 and 7.4 of the Plan, to the extent that any portion of a vested and exercisable stock option remains unexercised as of the close of business on the expiration date of the stock option (either the originally scheduled expiration date or such earlier date on which the stock option would otherwise expire pursuant to the applicable Award documents in connection with a termination of employment other than due to gross misconduct or cause) (the "Automatic Exercise Date"), the entire vested and exercisable portion of such stock option will be exercised on the Automatic Exercise Date without any further action by the Participant to whom the stock option was granted (or the person or persons to whom the stock option may have been transferred in accordance with Section 15 of the Plan and any applicable Award documents), but only if (i) the Fair Market Value per share of Common Stock on the Automatic Exercise Date is at least $0.01 greater than the per share exercise price of the stock option, and (ii) no suspension of the automatic option exercise program described under this Section 7.5 is then in effect. The aggregate exercise price for any option exercise under this Section 7.5 and any related withholding taxes will be paid by the Company retaining from the total number of shares of Common Stock as to which the stock option is being exercised a number of shares having an aggregate Fair Market Value as of the Automatic Exercise Date equal to the amount of such aggregate exercise price plus the applicable withholding taxes. Consistent with Section 26 of the Plan, the Committee shall have the authority to limit or modify the applicability of this provision to Participants who are foreign nationals or employed outside of the United States, or both. Because the responsibility for exercising a stock option rests with the Participant, and because the exercise procedure described in this Section 7.5 is provided only as a convenience to Participants, neither the Committee, the Company nor any of its directors, officers, employees or agents shall incur any liability to any Participant if a stock option expires unexercised because an exercise pursuant to this Section 7.5 fails to occur for any reason.

**8.    Stock Appreciation Rights.** An Award of a stock appreciation right shall entitle the Participant, subject to terms and conditions determined by the Committee, to receive upon exercise of the stock appreciation right all or a portion of the excess of the Fair Market Value of a specified number of shares of Common Stock as of the date of exercise of the stock appreciation right over a specified strike price, which price (other than for substitute stock appreciation rights pursuant to Section 5 or stock appreciation rights intended to meet the requirements described under Section 26 for Eligible Persons outside of the United States) shall be no less than the Fair Market Value of a share of the Common Stock on the date of grant of the stock appreciation right or the date of grant of a previously granted related stock option, as determined by the Committee in its discretion. A stock appreciation right may be granted in connection with a previously or contemporaneously granted stock option, or independent of any stock option. If issued in connection with a previously granted related stock option, the Committee shall impose a condition that the exercise of the stock appreciation right cancels the related stock option and exercise of the related stock option cancels the stock appreciation right, and the other terms of the stock appreciation right shall be identical in all respects to the terms of the related stock option except for the medium of payment. Each stock appreciation right may be exercised in whole or in part on the terms provided in the Award document. Stock appreciation rights granted independent of any stock option shall be exercisable for such period as specified by the Committee; underlined{provided} that, in no event may a stock appreciation right be exercisable for a period of more than ten (10) years. When a stock appreciation right is no longer exercisable, it shall be deemed to have lapsed or terminated. Except as otherwise provided in the applicable agreement, upon exercise of a stock appreciation right, payment to the Participant shall be made in the form of cash, shares of Common Stock or a combination of cash and shares of Common Stock as promptly as practicable after such exercise. The Award document may provide for a limitation upon the amount or percentage of the total appreciation on which payment (whether in cash and/or shares of Common Stock) may be made in the event of the exercise of a stock appreciation right. The Committee may, with the consent of the Participant and subject to Section 21, cancel any outstanding stock appreciation right in consideration of a cash payment in an amount not in excess of the difference between the aggregate Fair Market Value (on the date of such cancellation) of any shares subject to the stock appreciation right and the aggregate strike price of such Shares; provided, however, that the Participant's consent is not required for such a

cancellation in connection with the purchase of such stock appreciation right pursuant to Section 13 hereof. The automatic exercise provisions described under Section 7.5 with respect to stock options shall apply on a similar basis with respect to stock appreciation rights.

**9.** **Restricted Stock.** Restricted stock may be granted in the form of actual shares of Common Stock, which shall be evidenced by a certificate with an appropriate legend, or in uncertificated direct registration form, registered in the name of the Participant but held by the Company until the end of the restricted period, as determined by the Committee. As a condition to the receipt of an award of restricted stock in the form of actual shares of Common Stock, a Participant may be required to execute any stock powers, escrow agreements or other documents as may be determined by the Committee. Any conditions, limitations, restrictions, vesting and forfeiture provisions shall be established by the Committee in its discretion.

The Committee may, on behalf of the Company, approve the purchase by the Company of any shares subject to an Award of restricted stock, to the extent vested, for an amount equal to the aggregate Fair Market Value of such shares on the date of purchase. Awards of restricted stock may provide the Participant with dividends or dividend equivalents (pursuant to Section 17) and voting rights, if in the form of actual shares, prior to vesting.

**10.** **Performance Awards.** Performance awards may be in the form of performance shares valued with reference to a share of Common Stock or performance units valued with reference to an amount of property (including cash) other than shares of Common Stock. Performance awards may also be granted in the form of any other stock-based Award. Performance awards shall entitle a Participant to future payments based upon the attainment of Performance Conditions established in writing by the Committee. Payment shall be made in cash, shares of Common Stock or any combination thereof, as determined by the Committee. The Award document establishing a performance award may establish that a portion of a Participant's Award will be paid for performance that exceeds the minimum target but falls below the maximum target available to the Award. The Award document shall also provide for the timing of payment.

Following the conclusion or acceleration of the period of time designated for attainment of the Performance Conditions, the Committee shall determine the extent to which the Performance Conditions have been attained and shall then cause to be delivered to the Participant (i) a number of shares of Common Stock equal to the number of performance shares or the value of such performance units determined by the Committee to have been earned, and/or (ii) cash equal to the Fair Market Value of such number of performance shares or the value of performance units, as the Committee shall elect or as shall have been stated in the applicable Award document.

**11.** **Other Stock-Based Awards.** The Committee may issue unrestricted shares of Common Stock, or other awards denominated in Common Stock (including but not limited to phantom stock and restricted or deferred stock units), to Participants, alone or in tandem with other Awards, in such amounts and subject to such terms and conditions as the Committee shall from time to time in its sole discretion determine.

**12.** **Award Documents.** Each Award under the Plan shall be evidenced by an Award document (which may consist of a term sheet or an agreement, and may be provided in electronic form) setting forth the terms and conditions, as determined by the Committee, which shall apply to such Award, in addition to the terms and conditions specified in the Plan. The Committee may, in its discretion, place terms in the Award documents that provide for the acceleration of any time periods relating to the exercise or realization of any Awards so that such Awards may be exercised or realized in full on or before a date fixed by the Committee, in connection with a Change of Control.

**13.** **Change of Control.** The Committee may, in its discretion, at the time an Award is made hereunder or at any time prior to, coincident with or after the time of a Change of Control:

(i) provide for the purchase or cancellation of such Awards, for an amount of cash, if any, equal to the amount which could have been obtained upon the exercise or realization of such rights had such Awards been currently exercisable or payable;

(ii) make such adjustment to the Awards then outstanding as the Committee deems appropriate to reflect such transaction or change (including the acceleration of vesting); and/or

(iii) cause the Awards then outstanding to be assumed, or new rights substituted therefore, by the surviving corporation in such Change of Control.

The Committee may, in its discretion, include such further provisions and limitations in any Award document as it may deem equitable and in the best interests of the Company.

**14.** **Withholding.** The Company and its subsidiaries shall have the right to deduct from any payment to be made pursuant to the Plan, or to require prior to the issuance or delivery of any shares of Common Stock or the payment of cash under the Plan, any taxes (whether federal, state, local or foreign) to be withheld therefrom. Additionally, the

Committee may permit or require a Participant to publicly sell, in a manner prescribed by the Committee, a sufficient number of Shares in connection with the settlement of an Award (with a remittance of the sale proceeds to the Company) to cover applicable tax withholdings. The Committee may, in its discretion, permit a Participant to elect to satisfy such withholding obligation by any of the methods pursuant to which the exercise price of a stock option may be paid pursuant to Section 7. Any satisfaction of tax obligations through the withholding of shares may only be up to the statutory minimum tax rate, or such higher rates of up to maximum applicable withholding rates as may be permitted by the Committee. Any fraction of a share of Common Stock required to satisfy such obligation shall be disregarded and the amount due shall instead be paid in cash to the Participant.

**15.     Transferability.** Except as provided in this Section, during the lifetime of a Participant to whom an Award is granted, only that Participant (or that Participant's legal representative in the case of disability) may exercise a stock option or stock appreciation right, or receive payment with respect to restricted stock, a performance award or any other Award. The Committee may permit (on such terms, conditions and limitations as it determines), an Award of restricted stock, stock options, stock appreciation rights, performance shares or performance units or other Awards to be transferred or transferable to family members, charities or estate planning vehicles, in each case, for no consideration and only to the extent permissible by law and, in the case of an ISO, to the extent permissible under Section 422 of the Code. Other than as stated in the preceding sentence, no Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company.

**16.     Deferrals and Settlements.** The Committee may require or permit Participants to elect to defer the issuance of shares or the settlement of Awards in cash under such rules and procedures as it may establish under the Plan. It may also provide that deferred settlements include the payment or crediting of interest or dividend equivalents on the deferral amounts. Any such rules or procedures shall comply with the requirements of Code Section 409A, including those with respect to the time when a deferral election may be made, the period of the deferral and the events that would result in the payment of the deferred amount.

**17.     Dividends and Dividend Equivalents.** An Award (other than a stock option or stock appreciation right) may, if so determined by the Committee, provide the Participant with the right to receive dividend payments or dividend equivalent payments with respect to Common Stock subject to the Award (both before and after the Common Stock subject to the Award is earned, vested or acquired), which payments may be either made currently or credited to an account for the Participant, and may be settled in cash or Common Stock, as determined by the Committee; provided, however, that in the case of any performance-based Awards, any associated dividends or dividend equivalent payments will not be paid unless and until the corresponding portion of the underlying Award is earned. Any such settlements, and any such crediting of dividends or dividend equivalents or reinvestment in shares of Common Stock, may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including the reinvestment of such credited amounts in Common Stock equivalents.

**18.     No Right to Awards or Employment.** No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continue in the employ of the Company or its subsidiaries. Further, the Company and its subsidiaries expressly reserve the right at any time to dismiss a Participant without any liability, or any claim under the Plan, except as expressly provided herein or in any Award document entered into hereunder.

**19.     Rights as a Shareholder.** Unless the Committee determines otherwise, a Participant shall not have any rights as a shareholder with respect to shares of Common Stock covered by an Award until the date the Participant becomes the holder of record with respect to such shares. No adjustment will be made for dividends or other rights for which the record date is prior to such date, except as provided in Section 17.

**20.     Adjustment of and Changes in Common Stock.** Except as otherwise provided under Section 13 or as separately addressed pursuant to Section 17, in the event of any Share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or transaction or exchange of Shares or other corporate exchange, equity restructuring (as defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification 718), or any distribution to shareholders other than regular cash dividends or any transaction similar to the foregoing the Committee shall cause there to be made a substitution or adjustment, as it determines to be equitable in order to prevent a dilution or enlargement of rights relative to other shareholders of Common Stock, to (i) the number and kind of shares of Common Stock or other securities issued or reserved for issuance pursuant to the Plan and to outstanding Awards (including but not limited to the number and kind of shares of Common Stock or other securities to which such Awards are subject, and the exercise or strike price of such Awards) to the extent such other Awards would not otherwise automatically adjust in the equity restructuring, (ii) the maximum number of Shares for which Awards may

be granted during a specified period to any Participant, and/or (iii) any other affected terms of such Awards; provided, in each case, that no such adjustment shall be authorized under this Section 20 to the extent that such adjustment would cause an Award to be subject to adverse tax consequences under Section 409A of the Code. In either case, any such substitution or adjustment shall be conclusive and binding for all purposes of the Plan. Unless otherwise determined by the Committee, the number of shares of Common Stock subject to an Award shall always be a whole number. In no event shall an outstanding stock option or stock appreciation right be amended for the sole purpose of decreasing the exercise price or strike price thereof, except in accordance with Section 21 of the Plan.

**21.     Amendment; Repricing.** The Board may amend, suspend or terminate the Plan or any portion thereof at any time, provided that (i) no amendment shall be made without shareholder approval if such approval is necessary in order for the Plan to continue to comply with the rules of the New York Stock Exchange, and (ii) no amendment, suspension or termination may materially adversely affect any outstanding Award without the consent of the Participant to whom such Award was made; provided, however, that the Committee may amend the Plan in such manner as it deems necessary to permit the granting of Awards to meet the requirements of the Code or other applicable laws (including, without limitation, to avoid adverse tax or accounting consequences to the Company or to Participants). Except for adjustments pursuant to Section 20, in no event may any stock option or stock appreciation right granted under the Plan be amended to decrease the exercise price or strike price thereof, as the case may be, or be canceled (i) in exchange for a cash payment exceeding the excess (if any) of the Fair Market Value of shares covered by such stock option or stock appreciation right over the corresponding exercise price or strike price for such Award or (ii) in conjunction with the grant of any new stock option or stock appreciation right or other Award with a lower exercise price or strike price, as the case may be, or otherwise be subject to any action that would be treated under the rules of the New York Stock Exchange as a "repricing" of such stock option or stock appreciation right, unless such amendment, cancellation or action is approved by the Company's shareholders in accordance with applicable law and rules of the New York Stock Exchange.

**22.     Government and Other Regulations.** The obligation of the Company to settle Awards in Common Stock shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell and shall be prohibited from offering to sell or selling any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act of 1933 with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act of 1933 any of the shares of Common Stock to be offered or sold under the Plan. If the shares of Common Stock offered for sale or sold under the Plan are offered or sold pursuant to an exemption from registration under the Securities Act of 1933, the Company may restrict the transfer of such shares and may legend the Common Stock certificates representing such shares in such manner as it deems advisable to ensure the availability of any such exemption.

**23.     Relationship to Other Benefits.** No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company or any subsidiary or affiliate of the Company except as otherwise specifically provided in such other plan.

**24.     Governing Law.** The Plan shall be construed and its provisions enforced and administered in accordance with the laws of the State of Minnesota applicable to contracts made and performed wholly within such state by residents thereof.

**25.     Effective Date.** This Plan, prior to the amendment and restatement thereof, was initially approved by the Board on February 8, 2023, subject to approval by the Company's shareholders, and became effective upon the date of such shareholder approval on May 24, 2023 (the "Effective Date"). Subject to earlier termination pursuant to Section 21, the Plan shall terminate on the tenth anniversary of the Effective Date.  No Award may be granted under the Plan after the tenth anniversary of the Effective Date, but Awards theretofore granted may extend beyond that date.

**26.     Foreign Eligible Persons.** Awards may be granted to Participants who are foreign nationals or employed outside the United States, or both, on such terms and conditions different from those applicable to Awards to Participants employed in the United States as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Eligible Persons on assignments outside their home country.

**27.  Compliance with Code Section 409A.**

27.1  *Separation from Service.* If any amount shall be payable with respect to any Award hereunder as a result of a Participant's termination of employment or other service and such amount is subject to the provisions of Code Section 409A, then notwithstanding any other provision of this Plan, a termination of employment or other service will be deemed to have occurred only at such time as the Participant has experienced a "separation from service" as such term is defined for purposes of Code Section 409A.

27.2  *Timing of Payment to a Specified Employee.* If any amount shall be payable with respect to any Award hereunder as a result of a Participant's "separation from service" at such time as the Participant is a "specified employee" and such amount is subject to the provisions of Code Section 409A, then notwithstanding any other provision of this Plan, no payment shall be made, except as permitted under Code Section 409A, prior to the first day of the seventh (7th) calendar month beginning after the Participant's separation from service (or the date of his or her earlier death). The Company may adopt a specified employee policy that will apply to identify the specified employees for all deferred compensation plans subject to Code Section 409A; otherwise, specified employees will be identified using the default standards contained in the regulations under Code Section 409A.

27.3  *General Compliance with Code Section 409A.* Notwithstanding other provisions of the Plan or any Award agreements thereunder, no Award shall be granted, deferred, accelerated, extended, paid out or modified under this Plan in a manner that would result in the imposition of an additional tax under Code Section 409A upon a Participant. In the event that it is reasonably determined by the Committee that, as a result of Code Section 409A, payments in respect of any Award under the Plan may not be made at the time contemplated by the terms of the Plan or the relevant Award agreement, as the case may be, without causing the Participant holding such Award to be subject to taxation under Code Section 409A, such payments or other benefits shall be deferred, if deferral will make such payment or other benefits compliant under Code Section 409A, or otherwise such payment or other benefits shall be restructured, to the minimum extent necessary, in a manner, reasonably determined by the Committee, that does not cause such an accelerated or additional tax or result in an additional cost to the Company (without any reduction in such payments or benefits ultimately paid or provided to the Participant). The Company shall use commercially reasonable efforts to implement the provisions of this Section 27 in good faith; provided that neither the Company, the Board, the Committee nor any of the Company's employees, directors or representatives shall have any liability to Participants with respect to this Section 27.

**28.  Awards Subject to the Plan.** In the event of a conflict between any term or provision contained in the Plan and a term contained in any Award agreement, the applicable terms and provisions of the Plan will govern and prevail.

**29.  Fractional Shares.** Notwithstanding other provisions of the Plan or any Award agreements thereunder, the Company shall not be obligated to issue or deliver fractional Shares pursuant to the Plan or any Award and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be cancelled, terminated or otherwise eliminated with, or without, consideration.

**30.  Severability.** If any provision of the Plan or any Award is, or becomes or is deemed to be invalid, illegal, unenforceable in any jurisdiction or as to any Participant or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Participant or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

**31.  Forfeiture/Clawback.** Any Awards granted under the Plan may be subject to reduction, cancellation, forfeiture or recoupment to the extent required by applicable law or listed company rules or to the extent otherwise provided in an Award agreement at the time of grant.



485 LEXINGTON AVENUE
NEW YORK, NY 10017



**YOU HAVE THREE WAYS TO VOTE:**

**VOTE BY INTERNET**
*Before The Meeting* - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions electronically. Have your Notice of Internet Availability of Proxy Materials or your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

**VOTE BY PHONE - 1-800-690-6903**
Use any touch-tone telephone to transmit your voting instructions. Have your Notice of Internet Availability of Proxy Materials or proxy card in hand when you call and then follow the instructions.

**VOTE BY MAIL**
Mark, sign, date and return your proxy card in the postage-paid envelope that has been provided to you or return it to The Travelers Companies, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

**If you are a shareholder of record or hold shares through a broker or bank, your vote must be received by 11:59 p.m. Eastern Daylight Time on May 19, 2026.**

**If you are a current or former employee voting shares held under the Travelers' 401(k) Savings Plan, your vote with respect to those plan shares must be received by 11:59 p.m. Eastern Daylight Time on May 18, 2026. Please consult the separate voting instructions provided for persons holding shares through a Company employee benefit or compensation plan.**

**ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS**
If you would like to reduce the costs incurred by The Travelers Companies, Inc. in mailing proxy materials, you can consent to receiving all future Notices of Internet Availability of Proxy Materials electronically via e-mail or the Internet. To sign-up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

**SHAREHOLDER MEETING REGISTRATION**
To vote and/or attend the meeting, go to the "Attend a Meeting" link at www.proxyvote.com.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V87536-P42701-Z91814-Z91813          KEEP THIS PORTION FOR YOUR RECORDS

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**THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.**          DETACH AND RETURN THIS PORTION ONLY

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**THE TRAVELERS COMPANIES, INC.**

**The Board of Directors recommends you vote FOR each of the Nominees listed in Proposal 1, FOR Proposals 2, 3 and 4 and AGAINST Proposals 5 and 6.**

1.  Election of the eight directors listed below.

    **Nominees:**    For    Against    Abstain

    1a.  Russell G. Golden    ☐    ☐    ☐

    1b.  Thomas B. Leonardi    ☐    ☐    ☐

    1c.  Clarence Otis Jr.    ☐    ☐    ☐

    1d.  Elizabeth E. Robinson    ☐    ☐    ☐

    1e.  Todd C. Schermerhorn    ☐    ☐    ☐

    1f.  Alan D. Schnitzer    ☐    ☐    ☐

    1g.  Bridget van Kralingen    ☐    ☐    ☐

    1h.  David S. Williams    ☐    ☐    ☐

|  |  | For | Against | Abstain |
|---|---|---|---|---|
| 2. | Ratification of the appointment of KPMG LLP as The Travelers Companies, Inc.'s independent registered public accounting firm for 2026. | ☐ | ☐ | ☐ |
| 3. | Non-binding vote to approve executive compensation. | ☐ | ☐ | ☐ |
| 4. | Amendment to The Travelers Companies, Inc. Amended and Restated 2023 Stock Incentive Plan. | ☐ | ☐ | ☐ |
| 5. | Shareholder proposal relating to a report on climate-related pricing and coverage decisions, if presented at the Annual Meeting of Shareholders. | ☐ | ☐ | ☐ |
| 6. | Shareholder proposal relating to an independent board chairman, if presented at the Annual Meeting of Shareholders. | ☐ | ☐ | ☐ |

**IF NO BOXES ARE MARKED AND THE PROXY IS SIGNED, THIS PROXY WILL BE VOTED IN THE MANNER DESCRIBED ON THE REVERSE SIDE.**

NOTE: Please sign exactly as the name(s) appear(s) herein. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, or on behalf of a corporation or other business entity, please give full title as such.

|  |  |  |  |
|---|---|---|---|
| Signature (PLEASE SIGN WITHIN BOX) | Date | Signature (Joint Owners) | Date |



V87537-P42701-Z91814-Z01813

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**THE TRAVELERS COMPANIES, INC.**
**Proxy Solicited on Behalf of the Board of Directors of The Travelers Companies, Inc.**
**for the Annual Meeting of Shareholders, May 20, 2026**

The signer(s) hereby constitute(s) and appoint(s) Alan D. Schnitzer, Avrohom J. Kess, and Wendy C. Skjerven, and each of them, the signer(s) true and lawful agents and proxies, with full power of substitution in each, to represent the signer(s) at the Annual Meeting of Shareholders of The Travelers Companies, Inc. to be held on May 20, 2026 at 9:00 a.m. (Eastern Daylight Time) and at any adjournments or postponements thereof, and to vote as specified on this proxy all shares of stock of The Travelers Companies, Inc. held of record by the signer(s) at the close of business on March 23, 2026 as the signer(s) would be entitled to vote if personally present, on all matters properly coming before the Annual Meeting, including, but not limited to, the matters set forth on the reverse side of this proxy. The signer(s) hereby acknowledge(s) receipt of the Notice of Internet Availability of Proxy Materials and/or Proxy Statement. The signer(s) hereby revoke(s) all proxies heretofore given by the signer(s) to vote at the Annual Meeting and any adjournments or postponements thereof.

**This proxy when properly executed will be voted in the manner directed on the reverse side. If this proxy is signed but no direction is given, this proxy will be voted FOR the election of each of the director nominees listed on the reverse side, FOR Proposals 2, 3 and 4, and AGAINST Proposals 5 and 6. It will be voted in the discretion of the proxies upon such other matters as may properly come before the Annual Meeting.**

**IF NO BOXES ARE MARKED, THIS PROXY WILL BE VOTED IN THE MANNER DESCRIBED ABOVE.**

**CONTINUED AND TO BE SIGNED ON REVERSE SIDE**